5/11

04030069

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shun Tak Holdings

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3357

FISCAL YEAR 12-31-03

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DAT : 5/13/04

SHUN TAK



# SHUN TAK HOLDINGS LIMITED 信德集團有限公司

AR/S
12-31-03



Annual Report 2003 年報

# Contents

## Board of Directors

**Dr. Stanley Ho**
Group Executive Chairman

**Sir Roger Lobo**
Independent Non-Executive Director

**Mr. Robert Kwan**
Independent Non-Executive Director

**Dato' Dr. Cheng Yu Tung**
Non-Executive Director

**Mrs. Mok Ho Yuen Wing, Louise**
Non-Executive Director

**Ms. Pansy Ho**
Managing Director

**Ms. Daisy Ho**
Deputy Managing Director

**Dr. Ambrose So**
Executive Director

**Mr. Patrick Huen**
Executive Director

**Mr. Andrew Tse**
Executive Director

**Mr. Anthony Chan**
Executive Director

**Ms. Maisy Ho**
Executive Director

**Mr. David Shum**
Executive Director

## Audit Committee

**Mr. Robert Kwan**
Chairman of the Audit Committee

**Sir Roger Lobo**

**Mrs. Mok Ho Yuen Wing, Louise**

## Company Secretary

**Dr. Ambrose So**

## Registered Office

Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong
Tel: (852) 2859 3111
Fax: (852) 2857 7181
Web site: www.shuntakgroup.com
E-mail: enquiry@shuntakgroup.com

## Auditors

H.C. Watt & Company Limited

## Solicitors

Norton Rose

## Principal Bankers

Bank of China (Hong Kong) Limited
Hang Seng Bank Limited
Industrial and Commercial Bank of China (Asia) Limited
China Construction Bank, Hong Kong Branch
BNP Paribas, Hong Kong Branch
Credit Agricole Indosuez
The Hongkong and Shanghai Banking Corporation Limited

## Share Registrars and Transfer Office

Computershare Hong Kong Investor Services Limited
Rooms 1901-1905
19th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

## ADR Depositary

The Bank of New York

## Share Listing

The Company's shares are listed on The Stock Exchange of Hong Kong Limited, traded in the form of American Depositary Receipts on the OTC market in the United States.

Shun Tak Holdings Limited, established in 1972 and listed on the Hong Kong Stock Exchange since 1973, is a leading Hong Kong-based conglomerate operating three core businesses — SHIPPING, HOSPITALITY and PROPERTY.

The Group's shipping division is historically the foundation of its growth. The Group's origin dates back to 1961 with the founding of Shun Tak Shipping Company, Limited (STS), one of its major shareholders. In a pioneering move, STS inaugurated ferry service between Hong Kong and Macau after the Macau government granted an exclusive casino franchise to Sociedade de Turismo e Diversões de Macau, S.A.R.L. (STDM). Shun Tak Enterprises Corporation Limited (STE), the forerunner of the present company, was formed in 1972 to operate high-speed vessels on the route through its subsidiary, Far East Hydrofoil Company, Limited.

In response to the growth of the southern China and Hong Kong economies in the 1980s, STE initiated a long-term programme of diversification, first into tourism-related industries such as hotels and restaurants, and then into real estate. Through its interest in major commercial, residential and retail property ventures, including The Belcher's and Liberté development projects, the Group plays a prominent role in the Hong Kong property market.

In 1990, STE changed its name to "Shun Tak Holdings Limited" to better reflect the diversity of its activities. Two years later, the Group acquired a 5% stake in STDM, the enterprise behind Macau's dynamic development. In 2002, the Group strategically increased its interest in STDM to approximately 11.48% by sharing its shipping operations with STDM in order to optimize its shipping operations and hospitality development in the long-term. STDM owns an 80% equity interest in Sociedade de Jogos de Macau, S.A., which was awarded a gaming licence by the Macau SAR Government when it liberalized the gaming industry in 2002.

In a strategic move to strengthen its shipping division and expand market share, the Group successfully merged its shipping operations with those of CTS-Parkview Holdings Limited in 1999. The combined entity is operated and managed by the joint venture company Shun Tak-China Travel Shipping Investments Ltd. under the trade name "TurboJET."

Today, the Group owns one of the largest fleets of high-speed passenger ferries in Asia and is the only operator of 24-hour ferry services between Hong Kong and Macau. The fleet provides passengers with fast, comfortable and reliable service between Hong Kong, Macau and major cities in the growing network of Pearl River Delta destinations, including Shenzhen and Guangzhou. In September 2003, the shipping division launched a new ferry service network which links up the major international airports in the Pearl River Delta so as to advance its shipping network to an inter-regional traffic platform for international air passengers.

Shun Tak employs more than 2,100 people in Hong Kong and Macau and has established itself as one of the leading conglomerates operating in the Pearl River Delta.

## Shipping



- TurboJET
- TurboJET Sea Express
- Shipyards



## Hospitality

- Macau Tower Convention & Entertainment Centre
- Hotel Investment
- Hotel Management
- Private Clubs



## Property

- Development
- Investment
- Management

**Dr. Stanley Ho**
G.B.S.
Group Executive Chairman
aged 82

The Group's founder and executive chairman, Dr. Ho has been a director of the Company since its incorporation in 1972. He is also a director of a number of the Company's subsidiaries, a director of Shun Tak Shipping Company, Limited* and chairman of the publicly-listed Melco International Development Limited.

Dr. Ho is currently president of The Real Estate Developers Association of Hong Kong. He is also honorary lifetime chairman of The University of Hong Kong Foundation for Educational Development and Research and a member of the Court of The Hong Kong Polytechnic University.

He is a vice patron of the Community Chest of Hong Kong, a member of the board of trustees of The Better Hong Kong Foundation, and a patron of the Society of the Academy for Performing Arts.

Dr. Ho was awarded the Gold Bauhinia Star by the Hong Kong SAR Government in 2003.

In Macau, Dr. Ho is managing director of both Sociedade de Turismo e Diversões de Macau, S.A.R.L.* and Sociedade de Jogos de Macau, S.A., vice-chairman of the board of directors of CAM – Macau International Airport Company Limited, chairman of Seng Heng Bank Limited, chairman of Macau Jockey Club, member of Economic Council of Macau SAR and trustee of Macau Foundation.

Dr. Ho is a Standing Committee member of the 10th National Committee of the Chinese People's Political Consultative Conference.

**Sir Roger Lobo**
C.B.E., LL.D., J.P.
Independent Non-Executive Director
aged 81

Sir Roger Lobo was appointed independent non-executive director in 1994. He is vice-patron of the Community Chest of Hong Kong and The Society of Rehabilitation and Crime Prevention, Hong Kong. Sir Roger is also a member of the Board of Trustees of Business and Professionals Federation of Hong Kong and a council member of Caritas Hong Kong.

**Mr. Robert Kwan**
M.A. (CANTAB), F.C.A.,
F.H.K.S.A., retired C.P.A., J.P.
Independent Non-Executive Director
aged 67

Mr. Kwan was appointed independent non-executive director in 1994. He was chairman of Deloitte Touche Tohmatsu, Certified Public Accountants.

**Dato' Dr. Cheng Yu Tung**
DPMS, LLD (Hon), DBA (Hon), DSSc (Hon)
Non-Executive Director
aged 78

Dr. Cheng has served as a director of the Company since 1982 and is also a director of Shun Tak Shipping Company, Limited* and Sociedade de Turismo e Diversões de Macau, S.A.R.L.*. Dr. Cheng is chairman of New World Development Company Limited, NWD (Hotels Investments) Limited and Chow Tai Fook Enterprises Limited and a director of Hang Seng Bank Limited.

**Mrs. Mok Ho Yuen Wing, Louise**
Non-Executive Director
aged 75

Mrs. Mok, sister of the Group executive chairman, Dr. Stanley Ho, was appointed non-executive director in March 1999. Mrs. Mok is a director of Sociedade de Turismo e Diversões de Macau, S.A.R.L.* as well as a Supervisory Committee Member.

* Shun Tak Shipping Company, Limited and Sociedade de Turismo e Diversões de Macau, S.A.R.L. are substantial shareholders of the Company.

**Ms. Pansy Ho**
Managing Director
aged 41

Ms. Ho, daughter of the Group executive chairman, Dr. Stanley Ho, was appointed executive director when she joined the Group in January 1995, and managing director in June 1999. She is also a director of a number of the Company's subsidiaries and a director of Shun Tak Shipping Company, Limited*.

Besides overseeing the overall strategic development and management of the Group, she is also the chief executive officer and a director of Shun Tak - China Travel Shipping Investments Limited and is directly in charge of the Group's shipping operations.

In addition to serving the Group, she is also a director of Sociedade de Turismo e Diversões de Macau, S.A.R.L.*, chairman of Macau Tower Convention & Entertainment Centre and an executive director of Air Macau Company Limited.

In Hong Kong, she is a member of the executive committee and the board director of The Community Chest, founding honorary advisor and board director of The University of Hong Kong Foundation for Educational Development & Research, and an advisory council member of The Better Hong Kong Foundation. In China, she is a committee member of The Chinese People's Political Consultative Conference of Beijing, executive committee member of All-China Federation of Industry & Commerce and vice president of the Chamber of Tourism of the Federation, and executive vice president of Guangdong Chamber of Foreign Investors.

Ms. Ho holds a Bachelor's degree in marketing and international business management from the University of Santa Clara.

**Ms. Daisy Ho**
Deputy Managing Director
aged 39

Ms. Ho, daughter of the Group executive chairman, Dr. Stanley Ho, joined the Group in January 1994 and was appointed executive director in October of the same year. She became the Group's deputy managing director in June 1999 and chief financial officer the following October. She is also a director of a number of the Company's subsidiaries and a director of Shun Tak Shipping Company, Limited*.

Besides participating in the Group's strategic planning and development, Ms. Ho is also responsible for the Group's overall financial activities, as well as property sales and investments.

Ms. Ho holds a Master of Business Administration degree in finance from the University of Toronto and a Bachelor's degree in marketing from the University of Southern California.

Ms. Ho is also an executive committee member of The Real Estate Developers Association of Hong Kong, a member of the Hong Kong Institute of Real Estate Administration, Advisory Council of the Canadian International School of Hong Kong, Hong Kong Advisor to The Dean's Advisory Board of University of Toronto and Governor of The Canadian Chamber of Commerce in Hong Kong.

**Dr. Ambrose So**
Executive Director
aged 53

Dr. Ambrose So joined the Group in 1975 and was appointed executive director in 1991. He is also a director of a number of the Company's subsidiaries. He is a founding honorary director of the University of Hong Kong Foundation for Educational Development and Research. Dr. So is a committee member of the 10th National Committee of the Chinese People's Political Consultative Conference and the Vice President of Chinese Culture Promotion Society (CCPS).

As an associate member of the Institute of Chartered Secretaries and Administrators, Dr. So is the Group's company secretary with responsibility of activities relating to Group administration and corporate development.

Dr. So holds a Bachelor's degree in Science from the University of Hong Kong and a Doctoral degree in Management Studies.

* Shun Tak Shipping Company, Limited and Sociedade de Turismo e Diversões de Macau, S.A.R.L. are substantial shareholders of the Company.

**Mr. Patrick Huen**
Executive Director
aged 62

Mr. Huen joined the Group in 1979 and was appointed executive director in 1991. He is also a director of a number of the Company's subsidiaries. He is responsible for the Group's strategic planning, corporate development, finance and investment-related activities.

Mr. Huen is also the C.E.O. of Seng Heng Bank Limited, an executive director of CAM — Macau International Airport Company Limited and Estoril Sol, SGPS, a company listed on the Lisboa Stock Exchange in Portugal. He is a fellow member of the UK Chartered Institute of Bankers and a member of the Hong Kong Securities Institute. He is also a member of the Economic Council of the Macau SAR.

**Mr. Andrew Tse**
Executive Director
aged 51

Mr. Tse joined the Group in 1981 and was appointed executive director in 1991. He is also a director of a number of the Company's subsidiaries.

Mr. Tse is the chief executive officer of East Asia Airlines Limited and Helicopters Hong Kong Limited.

**Mr. Anthony Chan**
Executive Director
aged 56

Mr. Chan joined the Group in 1987 and was appointed executive director in 1991. He is also a director of a number of the Company's subsidiaries.

Mr. Chan is a director of The Real Estate Developers Association of Hong Kong, president of the Advisory Council of the Hong Kong Association for the Advancement of Real Estate and Construction Technology, and a fellow member of both the Property Consultant Society UK and the Hong Kong Institute of Real Estate Administration. He is responsible for the Group's property development and investment activities.

Mr. Chan has been appointed as a committee member of The Chinese People's Political Consultative Conference, Guangdong Province.

**Ms. Maisy Ho**
Executive Director
aged 36

Ms. Ho, daughter of the Group executive chairman, Dr. Stanley Ho, joined the Group in September 1996 and was appointed executive director in June 2001. She is also a director of a number of the Company's subsidiaries.

Since joining the Group, she has been responsible for overseeing the strategic planning and operations of the property management division. She is a member of the Hong Kong Institute of Real Estate Administration,The Real Estate Developers Association of Hong Kong, International Professional Security Association, Federation of Hong Kong Industries as well as an associate member of the Hong Kong Institute of Facility Management. Ms. Ho also holds an Estate Agent's Licence (Individual).

Ms. Ho holds a Bachelor's degree in mass communication and psychology from Pepperdine University, U.S.A.

**Mr. David Shum**
Executive Director
aged 49

Mr. Shum joined the Group in 1992 and was appointed executive director with effect from 14 April 2004. He is also a director of a number of the Company's subsidiaries. He is responsible for the investment activities of the Group. Mr. Shum holds a Master's degree in Business Administration from the University of California, Berkeley, U.S.A. Mr. Shum is a member of the supervisory committee of Sociedade de Turismo e Diversões de Macau, S.A.R.L.*.

- **In January**, the Group completed an agreement signed in late 2002 to transfer to Sociedade de Turismo e Diversões de Macau, S.A.R.L. for approximately HK$100 million a 20% interest in the development rights of a 99,000-square-metre hotel and commercial site in Taipa, Macau.

- **In February**, the Group signed a HK$2,500 million revolving credit and term loan facility agreement with a syndicate of seven international and local banks to meet its general corporate funding requirements.

- **In April**, the Group disposed of a 15% minority beneficial interest in a non-core property investment, the City Center of Shanghai, for HK$342 million, with a profit of HK$29.7 million.

- **In April**, the Group strategically formed a 42.86%-owned joint venture with Yichang Port Group Company Limited to construct and operate a commuter terminal and a cruise terminal on the Yangtze River in Yichang of Hubei Province, the People's Republic of China.

- **In June**, the Group's shipping division launched a series of promotional program, for its Hong Kong-Macau route to mitigate the impact of Severe Acute Respiratory Syndrome. The programs successfully enhanced the rebound in passenger volume and load factor on the route.

- **In July**, the Westin Resort Macau completed its refurbishment program to enhance the comfort and enjoyment of its guests.

- **In September**, the Group's shipping division launched a new TurboJET Sea Express ferry service between the Hong Kong International Airport, and Shenzhen and Macau, which is a milestone for the Group in promoting its shipping network from a regional to an inter-regional traffic platform for service of international air passengers.

- Phase I and Phase II of Liberté in West Kowloon, a luxury residential development comprising seven quality residential towers, were successfully completed **in September** and **December**, respectively.

- **In October**, the property management division added Liberté to its portfolio.

- **By the year-end**, the Group's financial position turned into a net cash position.

# Financial Highlights and Dividend Schedule

## Financial Highlights

| | 2003 (HK$'000) | (Restated) 2002 (HK$'000) |
|---|---|---|
| Turnover | **5,151,246** | 5,014,688 |
| Profit attributable to shareholders | **327,164** | 378,038 |
| Shareholders' equity | **6,428,301** | 6,251,922 |
| Earnings per share (HK cents) | | |
| – basic | **16.8** | 20.5 |
| – diluted | **16.7** | 20.5 |
| Dividends per share (HK cents) | **5.0** | 7.0 |
| Net asset value per share (HK$) | **3.3** | 3.2 |

The calculation of basic earnings per share is based on the weighted average number of 1,942,433,910 shares (2002: 1,843,202,631 shares) in issue during the year. The calculation of diluted earnings per share is based on the weighted average number of 1,955,156,107 shares (2002: 1,846,842,345 shares) in issue after adjusting for the effects of all dilutive potential ordinary shares.

## Dividend Schedule

| | |
|---|---|
| Announcement of final dividend | 2 April 2004 |
| Deadline for lodging of all transfers | 28 May 2004 – 4:00pm |
| Closure of register of members | 31 May to 3 June 2004 |
| Annual General Meeting | 3 June 2004 |
| Posting of dividend warrant to shareholders | 18 June 2004 |

# Chairman's Statement



**With the collaborative efforts of our staff and creative alliances with strategic partners, the Group swiftly rebounded from the economy downturn since SARS.**

During 2003, the Group was not immune from the adverse effects of the outbreak of Severe Acute Respiratory Syndrome (SARS) on travel-related businesses in the region. We promptly faced this unforeseen and serious development in the first half of the year with rigorous cost containment measures, promotional initiatives, and, in September 2003, the launch of a cross-boundary ferry service from the SkyPier at the Hong Kong International Airport which extended our shipping network significantly.

In the second half of 2003, with the collaborative efforts of our staff and creative alliances with strategic partners, the Group swiftly rebounded from the economy downturn since SARS. By the year-end, the Group's overall performance rebounded to pre-SARS level and some divisions outperformed their previous year's results in the latter half- year. The outcome by year-end was a strengthening of our position as a leading provider of travel and hospitality services in the Pearl River Delta region.

The Group's profit attributable to shareholders for the year ended 31 December 2003 was HK$327.2 million, a decrease of 13.4% from 2002 profits of HK$378 million. Turnover amounted to HK$5,151.2 million, an increase of 2.7% over HK$5,014.7 million in the previous year. Basic earnings per share was HK 16.8 cents (2002: HK 20.5 cents).

Subject to approval by our shareholders at the Annual General Meeting on 3 June 2004, the Directors recommend a final dividend of HK 3.5 cents per share (2002: HK 3.5 cents). In addition to the interim dividends of HK 1.5 cents per share previously paid (2002: HK 3.5 cents), the total dividends for the year amounted to HK 5 cents per share (2002: HK 7 cents).

The Group's shipping investment arm, Shun Tak-China Travel Shipping Investments Ltd. (STCTS), maintained its longstanding market leadership on the Hong Kong-Macau route. Despite the SARS outbreak which dramatically reduced passenger volume on its routes in the second quarter of 2003, the shipping division reported an operating profit for 2003 with over 9 million passengers carried. STCTS responded promptly to the serious impact of SARS by rationalizing sailing schedules and vessel deployment to contain operating costs. Upon the lifting of travel advisories to Hong Kong and Guangdong in late May, the shipping division immediately launched a series of promotional campaigns for the Hong Kong-Macau route in co-operation with the Macau SAR Government. The program successfully encouraged travelers to resume visits to Macau in the latter half-year. Furthermore, with the relaxation of travel restrictions in Guangdong, Shanghai and Beijing from July 2003, passenger arrivals from mainland China to Macau increased significantly during the latter half-year. During that period, passenger traffic rebounded and overall load factor improved gradually to pre-SARS level by year-end.

In a major initiative to strategically expand its existing route network, the shipping division launched the new TurboJET Sea Express service from the Hong Kong International Airport in late September linking the airport to Macau and Shenzhen. The new air-sea transit service is a milestone for the Group in promoting its shipping network from a regional to an inter-regional traffic platform for service of international air passengers between major international airports in the Pearl River Delta. The new routes have received a positive response since their launch and the shipping division intends to add Guangzhou to the TurboJET Sea Express network in 2004. The new airport route network will enable the shipping division to capture a more diversified and international traveler base.

Despite a tourism market that was devastated by SARS, both Mandarin Oriental Macau and Westin Resort Macau recorded increased net profits in 2003 due largely to the significant rebound of Macau tourism in the latter half of 2003. During that period, both hotels reported increased average room rates and occupancy rates as compared with the same period last year.

Over the past year, the Macau Tower Convention & Entertainment Centre, under professional management by the Group, has evolved into a prominent tourist landmark and a choice venue for major public and corporate events. In 2003, Macau Tower attracted approximately one million visitors and hosted a number of significant public events.

In January 2003, the Group completed an agreement signed in late 2002 to transfer to Sociedade de Turismo e Diversões de Macau, S.A.R.L. (STDM) a 20% interest in the development rights of a 99,000-square-metre hotel and commercial site in Taipa, Macau. With this new strategic joint venture with STDM, the largest operator in Macau's leisure and tourism sector for many years, the Group will further explore and develop promising expansion opportunities in Macau.

To maximize sales and marketing opportunities, the Group is establishing a sales network to consolidate and synergize sales and marketing efforts. Sales offices have been opened in Hong Kong, Macau and other major cities in the People's Republic of China (PRC) to promote travel and hospitality-related products of the Group, as well as to provide hotel reservation and travel services.

In April 2003, the Group formed a 42.86%-owned joint venture with Yichang Port Group Company Limited to construct and operate a commuter terminal and a cruise terminal on the Yangtze River in Yichang of Hubei Province, PRC. This joint venture will facilitate the Group's strategic engagement in complementary shipping and hospitality businesses.

Phases I and II of Liberté in West Kowloon were successfully completed in September and December, respectively. In Macau, with nearly all the saleable units in Nova Taipa Gardens Phase I sold, the Group intends to commence superstructure works for Phase II by mid-2004. Phase II of the development, comprising 13 luxury residential towers, is scheduled for completion by 2008 in stages, with several towers to be completed by 2006.

The property management division, which provides value-added property services to a range of multi-functional developments, expanded its portfolio to over 10 million square feet in Hong Kong and Macau with the newest addition of Liberté to its portfolio during the year.

The Group will continue to review and restructure its operations in order to strategically redeploy its resources in the core shipping and hospitality businesses. In April 2003, the Group disposed of a 15% minority interest in a non-core property investment, the City Center of Shanghai, for HK$342 million, with a profit of HK$29.7 million. The Group has taken a conservative approach to make a provision for its technology-related investments during the period, in recognition of the global downturn in the technology sector.

To meet its general corporate funding requirements and enhance its financial flexibility, the Group signed a HK$2,500 million revolving credit and term loan facility agreement with a syndicate of seven international and local banks in February 2003.

During the year, the Group generated substantial cash flow from the sale of its quality property developments, The Belcher's and Liberté. The Group's financial position turned from a gearing of 25.6% at the end of 2002 into a net cash position by 31 December 2003. With a sound financial position, together with its expertise in the travel and hospitality sectors, the Group is well-poised to pursue new business opportunities which will create synergy with its existing core businesses.

In view of the rapid economic development in the Pearl River Delta, together with continuous relaxation of the travel policy on individual tourists in mainland China, the Board is optimistic that tourism growth in the region will benefit the long-term future development of the Group's existing core businesses. With a focus on its shipping and hospitality businesses and further exploration of premium expansion opportunities, the Group will pursue its goal to become the leading travel and hospitality operator in Macau and the Pearl River Delta.

I deeply appreciate the co-operation, creativity and stamina of the Group's staff and strategic partners over the past year. Their perseverance and teamwork in the face of the SARS peril was instrumental in sustaining the Group's positive performance in a challenging year.

**Stanley Ho**
Group Executive Chairman
2 April 2004



# Cruising ahead

New passenger routes will capture a more diversified and international traveler market.



Shun Tak-China Travel Shipping Investments Ltd. (STCTS) is one of the largest high-speed ferry operators in Asia. Operating under the name TurboJET, STCTS owns a fleet of 31 vessels and is the only operator of 24-hour ferry services between Hong Kong and Macau. The Group's shipping division has been the market leader on the Hong Kong – Macau route for more than four decades.

Despite the adverse impact of the outbreak of Severe Acute Respiratory Syndrome (SARS), which resulted in an approximate 35% decrease in passengers carried in the second quarter of the year as compared with the corresponding period last year, the business of the shipping division promptly rebounded in the second half of the year. For the year ended 31 December 2003, the shipping division reported an operating profit of HK$49 million (2002: HK$192 million), with over 9 million passengers carried.

Faced with the serious impact of SARS, the shipping division took prompt and effective actions, including rationalizing sailing schedules and vessel deployment to improve load factor and contain operating costs. Once the travel advisories to Hong Kong and Guangdong were lifted, STCTS immediately launched a series of promotional programs for the Hong Kong-Macau route in co-operation with the Macau SAR Government. The programs successfully enhanced the rebound of passenger traffic on the route during the latter half of 2003. In addition, the relaxed travel restrictions on individual travelers in major cities in the People's Republic of China (PRC) from July 2003 onwards has boosted passenger arrivals to Macau from mainland China in the second half of 2003. As a result, the overall load factor of STCTS improved gradually during that period and rebounded to pre-SARS level by year-end.

# Shipping

In late September 2003, STCTS successfully launched TurboJET Sea Express, a new passenger ferry service between the Hong Kong International Airport in Chek Lap Kok, and Shenzhen and Macau. The SkyPier cross-boundary passenger ferry terminal at the Hong Kong International Airport relieves transit passengers of Hong Kong customs and immigration formalities for greater convenience. This new air-sea transit service is a milestone for the Group in promoting its shipping network from a regional to an inter-regional traffic platform for service of international air passengers between major international airports in the Pearl River Delta. The new routes have received a positive response since the launch. In 2004, the division intends to add Guangzhou to the TurboJET Sea Express network. Through this expanding shipping network, the division aims to capture a more diversified and international traveler base.


CX 302
BANGKOK
廣州
深圳
澳門
TurboJET
TurboJET
TurboJET
SKYPIER

In April, the Group formed a 42.86%-owned joint venture with Yichang Port Group Company Limited to construct and operate a commuter terminal and a cruise terminal in Yichang of Hubei Province, PRC. The commuter terminal commenced operation in July 2003 and serves ferry routes for major cities along the Yangtze River. The cruise terminal is expected to commence service in late 2004. The establishment of the joint venture will facilitate the Group's strategic engagement in complementary shipping and hospitality businesses.

The shipping division is committed to enhancing its quality of service and operating efficiency. To capitalize on the rapid growth of tourism and business activities in the Pearl River Delta and to capture a wider traveler base, the shipping division intends to further expand its strategic multi-modal shipping network. The division will continue to seek complementary investment opportunities that create synergy with its existing businesses.



噴射飛航船票
VISA Card to enjoy
TurboJET Ticket
Discount Offer!
TurboJET Enquiry Hotline: 2859 3333
VISA
Guangzhou
Shenzhen
Hong Kong
Hong Kong International Airport
SKYPIER
Macau
TurboJET Sea Express
TurboJET

# Craning higher

Unique attractions and premier facilities appeal to adventure-minded travelers.



The Group's hospitality division reported increased profits in 2003 despite the serious impact of SARS in the second quarter of 2003. During that period, the division, like other travel-related operators in the region, was adversely affected by the downturn in visitors to Macau. In response to the adverse impact, the division promptly implemented effective cost-containment measures and introduced pro-active marketing initiatives.

During the latter half of 2003, a significant rebound in visitors to Macau was recorded with the eventual containment of SARS and the lifting of the travel advisories to Hong Kong and Guangdong. For the year ended 31 December 2003, visitor arrivals to Macau increased by approximately 3% year-on-year, to approximately 11.9 million people. With relaxed travel restrictions on individual travelers from major cities in Guangdong, Shanghai and Beijing in the second half of 2003, visitor arrivals from mainland China to Macau increased significantly by 35% for the year ended 31 December 2003.



# Hospitality

The Group's 50%-owned Mandarin Oriental Macau (Mandarin) and 34.9%-owned Westin Resort Macau (Westin) reported satisfactory increases in net profit, attributable to the significant rebound in Macau tourism during the second half of 2003. During that period, both hotels recorded improved average room rates and occupancy rates. For the second half of 2003, the Mandarin recorded a 4.6% increase in average room rate and a 16.1% increase in occupancy rate, while the Westin recorded a 3.8% increase in average room rate and an 11% increase in occupancy rate, as compared with the same period last year. In July 2003, the refurbishment program at the Westin was completed, thereby enhancing the comfort and enjoyment of hotel guests.

The Macau Golf & Country Club (MGCC), Macau's premier golf club and conveniently adjacent to the Westin, also achieved a satisfactory growth in net profit for 2003. The MGCC hosted the Macau Open golf tournament in October for the sixth consecutive year. The Westin, together with the MGCC, is the only resort in Hong Kong and Macau that offers an international standard 18-hole golf facility.



The Group owns an 11.48% attributable interest in Sociedade de Turismo e Diversões de Macau, S.A.R.L. (STDM). Ordinary dividends received from STDM in 2003 were HK$16.8 million (2002: HK$18.3 million). STDM owns an 80% equity interest in Sociedade de Jogos de Macau S.A. to which the Macau SAR Government awarded a gaming license in March 2002. In addition, STDM has


MACAU TOWER

Photo courtesy : Ming Pao Weekly

interests in a number of Macau hotels, the Nam Van Lakes reclamation project, Nova Taipa Gardens, the Macau International Airport and Air Macau, the enclave's flag carrier.

Under the Group's professional management since its opening in 2001, the Macau Tower Convention & Entertainment Centre (Macau Tower), which is owned by STDM, has been established as a prominent tourist landmark for major events, conventions and banquets in Macau. In 2003, approximately one million people visited Macau Tower, an approximate increase of 40% over 2002. To promote the tower as an adventurous tourist attraction, the Group has introduced a range of unique activities since 2002. The latest addition is the world's first "Skywalk X" launched in July 2003 for adventurous visitors to stroll around the tower's outer-rim — 233 metres above ground without handrail.

In January 2003, the Group completed an agreement signed in late 2002 to transfer to STDM for approximately HK$100 million a 20% interest in the development rights of a 99,000-square-metre hotel and commercial site in Taipa, Macau. With this joint venture, the Group intends to further explore and develop expansion opportunities in Macau.

To maximize sales and marketing opportunities, the Group is establishing a sales network to consolidate and synergize sales and marketing efforts. Sales offices were opened in Hong Kong, Macau and other major cities in the PRC to promote various travel and hospitality-related products of the Group, as well as to provide hotel reservation and travel services.

The division is optimistic about the growing popularity of Macau as a destination for leisure and business travelers, particularly with further relaxation of the travel policy for an increasing number of mainland China travelers. The varied hospitality-related activities and investments reflect the division's commitment to pursue opportunities that complement and extend its expertise in travel and tourism, particularly in Macau.







# Relaying forward

Superior residences and services characterize a quality property portfolio.


242

With continued interest in the Group's major residential developments, Liberté and The Belcher's, and increased demand for quality property management services, the property division contributed satisfactory earnings and cash inflow to the Group. For the year ended 31 December 2003, the property division reported an operating profit of HK$374 million (2002: HK$391 million). Due to the significant cash inflow generated from property sales, the Group turned from a gearing of 25.6% at the end of 2002 into a net cash position by 31 December 2003.

Liberté

Liberté in West Kowloon features seven residential towers comprising 2,434 quality units, with a clubhouse, a landscaped garden of over 170,000 square feet and a commercial complex, Liberté Place. Phase I of Liberté comprises five residential towers with 1,834 units and Phase II comprises two residential towers with 600 units and Liberté Place. Phase I and Phase II were successfully completed in September and December 2003, respectively. Liberté has been well-received with approximately 94% of saleable units sold as at 31 December 2003.

The Belcher's

The Belcher's luxury development in Western Mid-Levels comprises six residential towers. The all-weather resident clubhouse and landscaped gardens of 190,000 square feet are the largest in the Mid-levels. The development, comprising 2,213 luxury residential units, was completed in April 2002. The Belcher's has been well-received by the market, with approximately 88% of saleable units sold as at 31 December 2003.



# Property

The Westwood, a large-scale modern commercial podium of over 220,000 square feet, is the largest shopping complex in the Western Mid-levels. The property has generated satisfactory rental and management income for the Group since opening in October 2001.

Other Properties

Nova Taipa Gardens is one of the largest property developments in Macau. Phase I, comprising 13 residential blocks, has been well-received with nearly all saleable units sold as at 31 December 2003. For Phase II, the foundation has been completed and the Group intends to commence superstructure works by mid-2004. Phase II will comprise 13 luxury residential towers, a deluxe clubhouse and landscaped gardens of over 220,000 square feet. Completion of Phase II is expected by 2008 in stages, with several of the towers to be completed by 2006.

The Shun Tak Business Centre in Guangzhou comprises a 32-storey office tower and a six-storey shopping arcade. With growing interest in the property, the contribution generated from the property has increased during the year.

In order to strategically re-deploy the Group's resources and focus its business development in the Pearl River Delta, the Group disposed of a 15% minority beneficial interest in a non-core property development investment, the City Center of Shanghai, for HK$342 million with a profit of HK$29.7 million in April 2003.



Property Services

The Group's property management division provides quality services for a range of multi-functional residential, commercial and industrial properties. During the year, the division was appointed the property manager of Liberté in October 2003. With the addition, the division's portfolio expanded to over 10 million square feet in Hong Kong and Macau. Since the last quarter of 2003, the division has achieved smooth handover of sold units in Liberté to individual homebuyers. Other properties under the division's management include The Belcher's and The Westwood in Hong Kong, and Nova Taipa Gardens Phase I, the Macau Tower and Shun Tak House in Macau.

Living Matters Company Limited, a wholly-owned subsidiary of the Group, which provides lifestyle concept services under the brand name "Living Matters" continues to promote quality living by providing privileged personal services for its clients. During the year, the company also created show flats for The Belcher's and Liberté, which contributed to the successful sale of both properties.

In recognition of the division's active partnership with benevolent societies to organize meaningful charitable programs for residents, Shun Tak Property Management Limited was awarded the Caring Company Award by the Hong Kong Council of Social Services for the second consecutive year in 2003.



## Properties for Development and/or Sale

| | Approx. Total Gross Floor Area for the Project (Sq.m) | Approx. Total Site Area for the Project (Sq.m) | Primary Use | Group's Interest | Development Progress as of Dec 2003 | Estimated Completion Date |
|---|---|---|---|---|---|---|
| **Hong Kong** | | | | | | |
| The Belcher's | | 30,125 | Residential | | | |
| Phase I | 112,619 | | | 51% | Works completed | – |
| Phase II | 138,162 | | | 51% | Works completed | – |
| Chatham Gardens | – | 3,786 | – | 51% | Under planning | – |
| Liberté | | 18,912 | Residential | | | |
| Phase I | 118,308 | | | 64.56% | Works completed | – |
| Phase II | 38,272 | | | 64.56% | Works completed | – |
| 124 Pok Fu Lam Road | – | 1,684 | Residential | 100% | Under planning | – |
| YTM Lots 30 & 31, Yau Tong | – | 1,858 | – | 50% | Land bank | – |
| **Macau** | | | | | | |
| NAPE (Outer Harbour New Reclamations) Lot No. 3 (A2/i) | – | 2,916 | Hotel/ Commercial | 20% | Land bank | – |
| Nova Taipa Gardens | | | Residential/ Commercial/ Hotel | | | |
| Phase I | 292,602 | 29,555 | | 25% | Works completed | – |
| Phase II | 251,331 | 29,547 | | 25% | Foundation completed | 2008 |
| Phase III | 63,279 | 15,277 | | 25% | Land bank | – |
| Phase IV | 51,220 | 5,225 | | 25% | Land bank | – |
| Phase V | 151,946 | 24,829 | | 25% | Land bank | – |

## Properties Under Planning

| | Approx. Total Gross Floor Area (Sq.m) | Approx. Total Site Area (Sq.m) | Primary Use | Group's Interest | Development Progress as of Dec 2003 | Year of Lease Expiry |
|---|---|---|---|---|---|---|
| Baia de Nossa Senhora de Esperança, Taipa, Macau | – | 99,000 | Hotel/ Commercial | 80% | Land bank | 2049* |
| Rawai Beach, Phuket, Thailand | – | 36,800 | Hotel | 50% | Land bank | Freehold |

## Properties Held by the Group for Own Use

| | | | | | | |
|---|---|---|---|---|---|---|
| Penthouse, 39/F, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong | 1,823 | – | Office Premises | 100% | – | 2055 renewable to 2130 |
| 83 and 95 Hing Wah Street West, Kowloon | 19,320 | 19,139 | Shipyards | 42.6% | – | 2051 |
| Macau International Centre, Macau 2/F to 4/F (whole floor) and Flats A, B, C of 5/F, Block 12 | 2,894 | – | Staff Quarters | 100% | – | 2006 renewable to 2049 |
| Flats E of 8-11/F, Block 13 | 473 | – | Staff Quarters | 42.6% | – | 2006 renewable to 2049 |

* *Subject to issuance of land grant document*

## Investment and Hotel Properties

| | Approx. Total Gross Floor Area (Sq.m) | Approx. Total Site Area (Sq.m) | Primary Use | Group's Interest | Occupancy Rate as of Dec 2003 | Monthly Average Rental Rate for 2003 | Approx. Lettable Floor Area (Sq.m) | Year of Lease Expiry |
|---|---|---|---|---|---|---|---|---|
| The Westwood, 8 Belcher's Street, Hong Kong | 20,724 | — | Commercial | 51% | 90.3% | HK$360 psm | 14,682 | 2030 |
| The Belcher's, 89 Pok Fu Lam Road, Hong Kong | 601 motor car parking spaces | — | Carpark | 51% | 97.7% | HK$3,200 per carpark per month | — | 2030 |
| | 33 motorcycle parking spaces | — | Carpark | 51% | 9.1% | HK$1,000 per carpark per month | — | 2030 |
| Liberté Place, 833 Lai Chi Kok Road, Kowloon | 5,600 | — | Commercial | 64.56% | 9.4% | HK$761 psm | 4,078 | 2049 |
| Liberté, 833 Lai Chi Kok Road, Kowloon | 550 motor car parking spaces | — | Carpark | 64.56% | 35.8% | HK$1,500 per carpark per month | — | 2049 |
| | 140 lorry parking spaces | — | Carpark | 64.56% | 1.4% | HK$1,800 per carpark per month | — | 2049 |
| | 45 motorcycle parking spaces | — | Carpark | 64.56% | — | HK$300 per carpark per month | — | 2049 |
| Seymour Place, LG/F & G/F, 60 Robinson Road, Hong Kong | 974 | 900 | Commercial | 100% | 100% | HK$344 psm | 822 | 2858 |
| Seymour Place, G/F, 1/F - 3/F, 60 Robinson Road, Hong Kong | 26 parking spaces | — | Carpark | 100% | 65.4% | HK$3,150 per carpark per month | — | 2858 |
| Monmouth Place, L1 - L4, 9L Kennedy Road, Hong Kong | 18 parking spaces | — | Carpark | 100% | 38.9% | HK$2,000 to 3,500 per carpark per month | — | 2047 |
| Starhouse Plaza, Shop No. 5B on G/F, and portion of Shops in Basement, Star House, excluding shop A, 3 Salisbury Road, Tsimshatsui, Hong Kong | 2,643 | — | Commercial Shopping Arcade | 100% | 93.4% | HK$244 psm | 2,643 | 2863 |
| Mandarin Oriental Macau, Avenida da Amizade, Macau | 46,453 | 8,486 | Hotel | 50% | — | — | — | 2007 renewable to 2032 |
| Extension in the Outer Harbour New Reclamation Zone, Macau | 1,327 | 15,176 | Resort | 50% | — | — | — | 2007 renewable to 2049 |
| Shun Tak House, 11 Largo do Senado, Macau | 2,695 | — | Commercial | 100% | 38.7% | HK$250 psm | 2,510 | Freehold |
| The Westin Resort Macau and Macau Golf & Country Club, Hac Sa Beach, Coloane, Macau | 46,644 (including carparks) | 767,373 | Hotel/ Golf Course | 34.9% | — | — | — | 2013 renewable to 2049 |
| Shun Tak Business Centre, 246 Zhongshan Si Road, Guangzhou, PRC | 28,971 | — | Office | 60% | 83% | RMB60 psm | 28,971 | 2045 |
| | 5,722 | — | Commerical Shopping Arcade | 60% | 69.6% | RMB66 psm | 3,888 | 2035 |
| | 51 parking spaces | — | Carpark | 60% | 41.2% | RMB800 to 1,000 per carpark per month | — | 2035 |

## Turnover Analysis
Turnover by Division


0.3%
Investment and others
24.7%
Shipping
2.3%
Hospitality
72.7%
Property
2003


0.5%
Investment and others
28.2%
Shipping
1.7%
Hospitality
69.6%
Property
2002

| (HK$ million) | 2003 | 2002 | Variance | % | Remarks |
|---|---|---|---|---|---|
| Shipping | 1,273 | 1,414 | (141) | (10) | The drop is mainly attributable to the decreased ship ticket revenue because of the impact from SARS. |
| Property | 3,742 | 3,491 | 251 | 7 | The rise is largely due to the increased revenue from sales recognition of residential units for Liberté offset by the decrease for The Belcher's during the year. |
| Hospitality | 119 | 84 | 35 | 42 | The increase is mainly due to the combined result of increase in revenue from travel agency services and management fee received from Macau hotels offset by the reduction in revenue from Greater China Club. |
| Investment and others | 17 | 26 | (9) | (35) | The variance is mainly due to the decrease in dividend received from other investments. |
| Total | 5,151 | 5,015 | 136 | 3 | |

Turnover by Geographical Area

| (HK$ million) | 2003 | 2002 | Variance | % | Remarks |
|---|---|---|---|---|---|
| Hong Kong | 4,455 | 4,268 | 187 | 4 | The combined result from the sales recognition of residential units for The Belcher's and Liberté showed a positive variance despite the drop in ticket revenue following the impact of SARS. |
| Macau | 609 | 661 | (52) | (8) | The decrease is mainly attributable to the drop in ship ticket revenue because of the impact from SARS. |
| Others | 87 | 86 | 1 | 1 | Turnover remained fairly stable because the reduction of ship ticket revenue was compensated by the increase in rental income received from property in Guangzhou. |
| Total | 5,151 | 5,015 | 136 | 3 | |

## Profit And Loss Analysis
Operating Profit by Division


11.3%
Shipping
1.4%
Hospitality
2003
1.1%
Investment and others
86.2%
Property


31.5%
Shipping
1.0%
Hospitality
2002
3.4%
Investment and others
64.1%
Property

| (HK$ million) | 2003 | 2002 | Variance | % | Remarks |
|---|---|---|---|---|---|
| Shipping | 49 | 192 | (143) | (74) | The variance mainly represents the decrease in ticket income because of the impact from SARS. |
| Property | 374 | 391 | (17) | (4) | The decrease is mainly due to the rise in profit recognised from sales of residential units in Liberté offset by the decrease for The Belcher's during the year. |
| Hospitality | 6 | 6 | — | — | The division performed satisfactorily despite the impact of SARS. |
| Investment and others | 5 | 21 | (16) | (76) | Dividend received from STDM remained stable but that contribution from this division was reduced by loss for other investments. |
| Unallocated net expenses | (70) | (35) | (35) | (100) | The variance is the combined result of decrease in interest income and increase in bank charges arising from write-off of certain unamortised front-end fees resulting from refinancing activities. |
| Operating profit | 364 | 575 | (211) | (37) | |
| Finance costs | (40) | (101) | 61 | 60 | The decrease is the combined effect of reduced interest rates and outstanding loans. |
| Net investment (loss)/gain | (38) | 72 | (110) | (153) | The net loss for the current year mainly represents the combined result of profit on disposal of interest in City Center of Shanghai and impairment loss on goodwill of a jointly controlled entity. The net gain for last year mainly included the profit on disposal of interest in AHK Air Hong Kong and impairment loss on investments. |
| Share of results of associates | 42 | 21 | 21 | 100 | The variance is principally due to the improved contribution from Nova Taipa Gardens, Mandarin Oriental Macau, the Westin Resort and Macau Golf and Country Club. |
| Share of results of jointly controlled entities | (7) | 2 | (9) | (450) | The decrease is the combined result of the drop in the share of profit from a property joint venture and loss shared for other investments. |
| Profit before taxation | 321 | 569 | (248) | (44) | |
| Taxation | (22) | (41) | 19 | 46 | |
| Profit after taxation | 299 | 528 | (229) | (43) | |
| Minority interests | 28 | (150) | 178 | 119 | This mainly represents the interests of minority shareholders in The Belcher's and shipping division. |
| Profit attributable to shareholders | 327 | 378 | (51) | (13) | |

**Profit and Loss Analysis** *(Continued)*

Operating Profit by Geographical Area

| (HK$ million) | 2003 | 2002 | Variance | % | Remarks |
|---|---|---|---|---|---|
| Hong Kong | **290** | 432 | (142) | (33) | The variance is mainly the combined result of drop in ticket income, reduced contribution from sales of residential units in The Belcher's offset by additional profit from Liberté. |
| Macau | **65** | 139 | (74) | (53) | The variance is mainly attributable to the fall in ticket income and dividend received from other investments. |
| Others | **9** | 4 | 5 | 125 | The increase is largely due to improved result from property in Guangzhou offset by loss for other investments. |
| Total | **364** | 575 | (211) | (37) | |

**Analysis on Share of Results of Associates**

| (HK$ million) | 2003 | 2002 | Variance | % | Remarks |
|---|---|---|---|---|---|
| Property | **8** | 5 | 3 | 60 | The difference is mainly due to the improved result from Nova Taipa Gardens. |
| Hospitality | **32** | 19 | 13 | 68 | Mandarin Oriental Macau, the Westin Resort and Macau Golf and Country Club continuously recorded favourable operating results. |
| Investment and others | **2** | (3) | 5 | 167 | |
| Total | **42** | 21 | 21 | 100 | |

## Liquidity, Financial Resources and Capital Structure

At 31 December 2003, the Group's total net assets increased by 2.8% over last year to HK$6,428 million. Cash flow and liquidity position remains strong and healthy. Cash inflow for the year was HK$3,755 million comprising mainly the aggregated result of HK$2,199 million net from operations, HK$944 million from loans and HK$442 million from proceeds on disposal of interests in subsidiaries. Cash outflow for the year was HK$3,075 million mainly attributable to HK$2,664 million for repayments of loans, HK$111 million for purchase of fixed assets and HK$97 million for dividends paid to shareholders.

## Liquidity, Financial Resources and Capital Structure *(Continued)*

Cash Flow Variance Analysis

| (HK$ million) | 2003 | 2002 | Variance |
|---|---|---|---|
| Operating activities | **2,199** | 4,360 | (2,161) |
| Investing activities | **361** | (1,249) | 1,610 |
| Financing activities | **(1,880)** | (2,801) | 921 |
| Net increase in cash and cash equivalents | **680** | 310 | 370 |

The bank balances and deposits amounted to HK$1,614 million at 31 December 2003, representing a substantial increase of HK$715 million from last year end date.

At 31 December 2003, total loan facilities and other financing available to the Group amounted to HK$5,573 million, of which HK$4,043 million remained undrawn. The facilities outstanding at the year end comprised HK$1,228 million in bank loans, HK$297 million in convertible guaranteed bonds and HK$5 million in other loans. It is the Group's policy to secure adequate funding to match with cash flows required for working capital and investing activities. The maturity profile of the Group's borrowings as at 31 December 2003 is set out below:

Maturity Profile

| Within 1 year | 1-2 years | 2-5 years | Total |
|---|---|---|---|
| 24% | 43% | 33% | 100% |

Based on a net cash surplus of HK$84 million at the year end, the Group's gearing ratio (expressed as a ratio of net borrowings to shareholders' funds) was nil (2002: 25.6%, as restated). The Group will continue with its financial strategy of maintaining a prudent gearing ratio and consider steps to reduce its finance costs.

## Pledge of Assets

At the year end, certain assets of the Group with an aggregate carrying value of HK$567 million (2002: HK$622 million) were pledged with banks for loan facilities.

## Contingent Liabilities

There was no material contingent liabilities under the Group at the year end.

## Financial Risk

The Group adopts a conservative policy in financial risk management with little exposure to foreign exchange and interest rate risks. It is the Group's policy not to engage in any speculative trading activity. The funds raised by the Group are on a floating rate basis except for the convertible guaranteed bonds, which accounted for 19% of the Group's total borrowings. About 40% of the Group's outstanding borrowings is denominated in US dollars. The Group's principal operations are primarily conducted and recorded in Hong Kong dollars so that the exposure to foreign exchange fluctuations is minimal.

## Human Resources

The Group, including subsidiaries but excluding associates and jointly controlled entities, employed approximately 2,100 employees at the year end. The Group adopts a competitive remuneration package for its employees. Promotion and salary increments are assessed based on performance. Social activities are organised to foster team spirit amongst staff. Staff are encouraged to attend training classes that are related to the Group's businesses.

The directors have pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2003.

## Group Activities

The principal activity of the Company is investment holding. The activities of its principal subsidiaries, associates and joint ventures are shown on pages 87 to 89.

The analysis of the principal activities and geographical locations of the operations of the Group during the financial year are shown in note 28 to the financial statements on pages 84 to 86.

## Group Financial Statements

The profit of the Group for the year ended 31 December 2003 and the state of affairs of the Company and of the Group at that date are shown in the financial statements on pages 42 to 89.

## Particulars of Principal Subsidiaries, Associates and Joint Ventures

Particulars regarding the principal subsidiaries, associates and joint ventures of the Company and of the Group are shown on pages 87 to 89.

## Dividends

An interim dividend of 1.5 HK cents per share was paid in October 2003. The directors now recommend the declaration of a final dividend of 3.5 HK cents per share in respect of the year ended 31 December 2003 payable to shareholders on the record on 3 June 2004.

## Fixed Assets

The movements in fixed assets of the Group during the year are shown in note 10 to the financial statements on pages 67 to 69.

## Particulars of Properties

Particulars regarding the properties held by the Group for own use, investment, development and sale are shown on pages 24 to 25.

## Share Capital

The movements in share capital of the Company during the year are shown in note 19 to the financial statements on page 74.

## Convertible Guaranteed Bonds

Details of the convertible guaranteed bonds of the Group are shown in note 21 to the financial statements on pages 77 to 78.

## Reserves

The movements in reserves during the year are shown in note 20 to the financial statements on pages 75 to 76.

## Donations

During the year, the Group made donations for charitable and community purposes amounting to HK$375,350 (2002: HK$70,000).

## Group Borrowings

Details of borrowings repayable within one year and long-term loans are shown in notes 21 and 22 to the financial statements on pages 77 to 78.

## Finance Costs Capitalised

Finance costs capitalised by the Group during the year amounted to HK$36,968,000 (2002: HK$80,163,000).

## Major Customers and Suppliers

It is the policy of the Group to have several suppliers for any item of materials required so as to avoid over-reliance on a single source of supply. The Group maintains good relationships with its major suppliers and has not experienced any significant difficulties in sourcing essential materials.

During the year, the Group's turnover attributable to the Group's five largest customers accounted for less than 30% of the Group's total turnover. 55% of the Group's purchases was attributable to the Group's five largest suppliers combined with the largest supplier accounting for 25% of the Group's total purchases.

Dr. Stanley Ho, Dr. Cheng Yu Tung, Mrs. Mok Ho Yuen Wing, Louise and Ms. Pansy Ho have beneficial interests in Sociedade de Turismo e Diversões de Macau, S.A.R.L. (STDM), one of the five largest customers and suppliers of the Group. STDM is a substantial shareholder of the Company. Save as disclosed, no other directors, their associates or shareholders (which to the knowledge of the directors own more than 5% of the Company's issued share capital) were interested at any time in the year in the Group's five largest customers or suppliers.

## Directors

The directors of the Company are listed on page 2.

Mr. Robert Kwan, Ms. Daisy Ho, Dr. Ambrose So and Mr. David Shum are due to retire in the forthcoming annual general meeting in accordance with Articles 73, 77 and 79 of the Company's Articles of Association, and being eligible, offer themselves for re-election.

## Directors' Interests in Contracts and Connected Transactions

1. Dr. Stanley Ho, Dr. Cheng Yu Tung, Mrs. Mok Ho Yuen Wing, Louise and Ms. Pansy Ho are directors of, and have beneficial interests in, STDM. Dr. Ambrose So is a director of, and has beneficial interests in, Sociedade de Jogos de Macau, S.A. (SJM). SJM, a subsidiary of STDM, is a franchised holder of casinos in Macau and STDM is also a substantial shareholder of the Company.

   During the year, the Group had the following transactions with the STDM Group:

   i. The Group received management and incentive fees of HK$24.1 million from STDM for managing hotels owned by STDM.

   ii. The Group purchased fuel for its Macau shipping operations amounting to HK$78.5 million from the STDM Group, which also loaded the fuel into the vessels. The Group received reimbursements of HK$1.2 million for technical services rendered to the STDM Group in relation to the loading of fuel.

   iii. During the year, TurboJET tickets in the aggregate amount of HK$401.5 million were sold by the Group to the STDM Group. In return, discount and commission charges in the aggregate amount of HK$32.1 million were paid by the Group to the STDM Group in respect of the TurboJET tickets sold by the STDM Group acting as agent or purchased by the STDM Group for its own account.

   iv. During the year, the Group continued to reimburse the STDM Group amounting to HK$126.9 million on a dollar for dollar basis for payments made by the STDM Group on behalf of the Group in settlement of expenses incurred in connection with the operations of the Macau wharf and the provision of wharf services for the TurboJET operations.

   v. The Group chartered passenger ferries to the STDM Group and operated on its behalf a low-fare passenger ferry service between the China Ferry Terminal in Kowloon and Macau until 28 February 2003. Hire charges in the aggregate amount of HK$20.2 million were received by the Group during the period.

   vi. The Group received management and incentive fees totalling HK$7.2 million relating to the operation and property management of the Macau Tower Convention & Entertainment Centre owned by STDM.

   vii. The Group maintained certain current and savings accounts with Seng Heng Bank Limited, a wholly-owned subsidiary of STDM. As at 31 December 2003, the total balance amounted to HK$1.4 million.

viii. On 30 January 2003, the Group disposed of a 20% interest in Shun Tak Creative Services Group Limited (STCSG) to STDM, whose sole asset comprises the development rights of a 99,000 square metre hotel and commercial site in Taipa, Macau. The consideration comprised cash payments by STDM to the Group of (i) MOP200,000 (HK$194,000) for the 20% equity interest in STCSG and (ii) HK$100 million for the assignment by the Group to STDM of 20% (by value) of the outstanding shareholder loan owed by STCSG to the Group totalling HK$500 million.

2. On 7 March 2003, Shun Tak-China Travel Shipping Investments Limited (ST-CTSI), a subsidiary of the Group entered into an agreement with New World First Holdings Limited (NWFH), a subsidiary of New World Development Company Limited (NWD). NWD is a substantial shareholder of Ranex Investments Limited (Ranex), a 51% subsidiary of the Group. Under the terms of the agreement, ST-CTSI and NWFH have agreed to cooperate and coordinate with each other in providing, through their subsidiaries and operators (the ST-CTSI Operators and NWFH Operators respectively), ferry services between Hong Kong and Macau.

   In particular, the provisions of the agreement provide that:

   i. the ST-CTSI Operators will operate the Hong Kong Ferry Service between the Macau Ferry Terminal and Macau for themselves and on behalf of the NWFH Operators pursuant to the Vessel Entrustment Arrangement if the entrustment arrangements are requested by the NWFH Operators; and the NWFH Operators will operate the Kowloon Ferry Service between the China Ferry Terminal and Macau for themselves and on behalf of the ST-CTSI Operators pursuant to the Vessel Entrustment Arrangement if the entrustment arrangements are requested by the ST-CTSI Operators. If the Vessel Entrustment Arrangement is utilised, there will be an entrusting charge comprising a ticket handling fee of HK$30 per passenger ticket.

   ii. the ST-CTSI Operators will make arrangements to refer their customers who wish to travel on the Kowloon Ferry Service to the NWFH Operators; and the NWFH Operators will make arrangements to refer their customers who wish to travel on the Hong Kong Ferry Service to the ST-CTSI Operators. A referral fee of HK$10 per passenger referred will be paid to the referring operators; and

   iii. if the need arises, transferring of vessels by ST-CTSI to NWFH if mutually satisfactory terms are agreed.

   In consideration for entering into an agreement, NWFH will pay to ST-CTSI an annual fee of HK$30 million per annum for the duration of the agreement, being 5 years from 8 March 2003. During the year, the Group received such annual fee on pro-rata basis for part of the commencement year in the amount of HK$24.2 million. No entrusting charge or referral fee was received or paid.

3. During the year, the Group paid commissions of HK$22.2 million to China Travel Services (Hong Kong) Limited (CTSHK) as a joint general sales agent of ST-CTSI for sale of ferry tickets. CTSHK is a subsidiary of China Travel International Investment Hong Kong Limited (CTII) which is a substantial shareholder of ST-CTSI.

4. The Group received reimbursements of HK$41.2 million from Shun Tak Shipping Company, Limited (STS), STDM and its associates for expenses and resources shared by them including staff and other administrative expenses arising from the secondment of staff, or services provided, to them. Dr. Stanley Ho, Dr. Cheng Yu Tung, Ms. Pansy Ho and Ms. Daisy Ho are directors of, and have beneficial interests in, STS. Mrs. Mok Ho Yuen Wing, Louise has beneficial interests in STS. STS is a substantial shareholder of the Company.

5. The Group received rental income and related fee of HK$0.5 million from Future Bright Property Management Company Limited in which STDM, Dr. Stanley Ho and Dr. Ambrose So have beneficial interests.

6. The Group received property management income of HK$7.7 million from the owners of a commercial property known as Shun Tak Centre in Sheung Wan. One of the owners was Shun Tak Centre Limited (STC), a company beneficially owned by Dr. Stanley Ho, STDM and NWD. An amount of HK$3.8 million was paid by the Group to a NWD group company by way of consultancy fees. The Group also received HK$1.2 million from STC for management of the shopping mall at Shun Tak Centre. The Group also paid rentals and related expenses to STC of HK$3.5 million for the rental of terminal space at Shun Tak Centre.

7. Ranex paid sales commission of HK$9.4 million to a subsidiary of Sun Hung Kai Properties Limited (SHK), a substantial shareholder of Ranex, for the sale of residential units in The Belcher's.

8. Iconic Palace Limited (Iconic) and Solar Kingdom Limited, wholly-owned subsidiaries of the Group and SHK respectively (the Developers), are tenants in common of a residential and commercial property development known as the Liberté located in the district of Cheung Sha Wan (the Project). Pursuant to a project management agreement, Iconic as joint developer paid to Sun Hung Kai Real Estate Agency Limited (SHKREA), a wholly-owned subsidiary of SHK, project management fees of HK$1.4 million. This amount represents Iconic's portion of the fees due to SHKREA. Pursuant to the sales agency agreement, sales commission of HK$2.9 million was paid to SHKREA. In connection with the setting-up of a sales office and show-suites, the Developers leased certain office and retail units from Kimrose Investment Limited (Kimrose), a subsidiary of SHK. During the year, related charges totalling HK$2.1 million were paid by the Developers to Kimrose. Pursuant to the shareholders' agreement, the Group received management fees of HK$2.1 million from Shun Tak Yee Fai Construction JV Limited (STYF), a 50-50 joint venture company owned by the Group and SHK.

9. On 27 February 2003, the Group entered into a sale agreement with Dr. Stanley Ho, his associates and an independent third party to sell its entire 15% attributable interests in the City Center of Shanghai for HK$342 million. The sale was effected through the sale of the Group's entire 100% interest in a subsidiary, Polycorp Investments Limited (Polycorp). Polycorp held a 42.86% interest in State Properties Limited which in turn held a 35% interest in Shanghai Hua Tian Property Developments Company, Limited (SHTPD). SHTPD, which was beneficially owned as to 50% by Dr. Stanley Ho, 35% by STDM and 15% by the Group, was the owner and developer of the City Center of Shanghai.

10. The Group granted financial assistance to several companies or ventures in which it is a shareholder or equity participant together with other connected parties:

    i. Nova Taipa - Urbanizações, Limitada (NTU) is owned as to 25% by the Group, 25% by STDM and 50% by Hopewell Holdings Limited. All shareholders have extended loans to NTU totalling HK$1,037.7 million in proportion to their respective shareholdings at the interest rate of 6% per annum.

    ii. South Light Limited (South Light) is owned as to 40% by the Group, 10% by Dr. Stanley Ho, 20% by STDM and 30% by independent investors. All shareholders have extended loans to South Light totalling HK$2.7 million in proportion to their respective shareholdings on an interest-free basis.

iii. Shun Tak Cultural Centre Limited (STCC) is owned as to 60% by the Group and 40% by a company beneficially owned by Dr. Stanley Ho. All shareholders have extended shareholder loans to STCC totalling HK$342.8 million on an interest-free basis, such loans being in proportion to their respective shareholdings in STCC.

iv. STYF is owned as to 50% by the Group and 50% by SHK. Pursuant to the shareholders' agreement of STYF, the Group provided a guarantee in respect of liquidated damages and undertook to provide financing to STYF in the ratio of 50% for amounts up to HK$2 million and 3% of net value of works respectively. For amounts exceeding these thresholds, the Group and SHK shall provide the guarantee and financing in the Developers' proportion, that is 64.56% and 35.44% respectively.

v. Ranex is owned as to 51% by the Group, 29% by SHK, 10% each by NWD and Liu Chong Hing Investment Limited (LCH). All shareholders have extended shareholder loans to Ranex totalling HK$1,591.2 million at the interest rate of HIBOR plus 0.58% per annum, such loans being in proportion to their respective shareholdings in Ranex. The interest accrued for the year ended 31 December 2003 to the account of the Group was HK$19.6 million.

vi. Treasure Peninsula Limited (TPL) is owned as to 51% by the Group, 29% by SHK, 10% each by NWD and LCH. All shareholders have extended shareholder loans totalling HK$1,244.2 million on an interest-free basis to TPL, such loans being in proportion to their respective shareholdings in TPL.

vii. Onluck Finance Limited (OFL) is owned as to 64.56% by the Group and 35.44% by SHK. All shareholders have extended shareholder loans totalling HK$425 million on an interest-free basis to OFL, such loans being in proportion to their respective shareholdings in OFL.

viii. DFS Macau Limited (DFS) is owned as to 50% by the Group and 50% by Duty Free Shoppers (Hong Kong) Limited (DFSHK). The Group and DFSHK each extended a shareholder loan of HK$21 million on an interest-free basis to DFS, such loans being in proportion to their respective shareholdings in DFS. DFSHK is a substantial shareholder of a subsidiary of the Group.

ix. ST-CTSI is beneficially owned as to 42.6% by the Group, 28.4% by STDM and 29% by CTII. The Group, STDM and CTII provided guarantees to the bankers in respect of the term loan facilities obtained by a subsidiary of ST-CTSI in proportion to their respective shareholdings in ST-CTSI. The term loan facilities were repaid during the year.

x. STCSG is owned as to 80% by the Group and 20% by STDM. All shareholders have extended shareholder loans totalling HK$500 million on an interest-free basis to STCSG, such loans being in proportion to their respective shareholdings in STCSG.

xi. AJ Hackett Macau Tower Limited (AJ Macau) is a non-wholly-owned subsidiary of the Group and is beneficially owned as to 75% by the Group and as to 25% by AJ Hackett Asia Limited (AJ Asia). The Group and AJ Macau entered into a facility letter effective 31 December 2003 whereby the Group agreed to continue its loan to AJ Macau to fund establishment costs and working capital. As at 31 December 2003, a sum of HK$6.7 million had been advanced. The loan, which bears interest at prime rate, is divided into three tranches. Tranches I and II are unsecured and repayable upon written demand by the lender while repayment of Tranche III, set for no later than September 2006, is secured by a guarantee given by AJ Asia.

Under Chapter 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the Stock Exchange), the above transactions constitute connected transactions of the Company and require disclosure in the annual report of the Company.

The Company's independent non-executive directors have reviewed the above transactions and confirmed the transactions were in the ordinary and usual course of business of the Group, on normal commercial terms and fair and reasonable as far as the shareholders of the Company are concerned.

In respect of items 1(ii) to (iv), (vi) & (vii) and 2 to 7, the independent non-executive directors have further confirmed that the transactions were maintained within the amounts and in accordance with the conditions relating to the transactions as agreed with the Stock Exchange.

Save for the transactions aforementioned, no other contract of significance to which the Company or any of its subsidiaries was a party and in which a director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

## Directors' Interests in Competing Businesses

During the year and up to the date of this report, the following directors are considered to have interests in the following businesses, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group were as follows:

Dr. Stanley Ho is a director of, and has beneficial interests in, Melco International Development Limited, STC and STDM, which are also engaged in the businesses of property investment, development and / or hospitality. Mrs. Mok Ho Yuen Wing, Louise and Ms. Pansy Ho are directors and shareholders of STDM.

Dr. Cheng Yu Tung is a director of, and / or has beneficial interests in, NWD group, Chow Tai Fook Enterprises Limited, Aberdeen Restaurant Enterprises Limited, STC and STDM, which are also engaged in the businesses of property investment, development, ferry services and / or hospitality.

Ms. Pansy Ho, Ms. Daisy Ho, Mr. Andrew Tse and Ms. Maisy Ho are directors of STC, which is also engaged in the business of property investment.

As the Board of Directors of the Company is independent of the boards of these entities, the Group is therefore capable of carrying on such businesses independently of, and at arm's length from, the businesses of these entities.

## Disclosure of Interests

As at 31 December 2003, the interests or short positions of the directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of the Securities and Futures Ordinance (SFO)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

### a) Interests of the directors in shares and underlying shares of the Company

| | | Ordinary shares of HK$0.25 each | | | Approximate |
|---|---|---|---|---|---|
| Name of Director | Note | Personal Interests | Family Interests | Corporate Interests | Percentage of Interests |
| Stanley Ho | (i) | 240,517,502 | 6,144,725 | 36,285,523 | 14.57% |
| Sir Roger Lobo | | — | — | — | — |
| Robert Kwan | | — | — | — | — |
| Cheng Yu Tung | | — | — | — | — |
| Mok Ho Yuen Wing, Louise | | 323,627 | — | — | 0.02% |
| Pansy Ho | (ii) | 25,587,604 | — | 97,820,707 | 6.35% |
| Daisy Ho | (iii) | 24,801,811 | — | 97,820,707 | 6.31% |
| Ambrose So | | 10,406,250 | — | — | 0.54% |
| Patrick Huen | | 62,500 | — | — | 0.01% |
| Andrew Tse | | 2,325,000 | — | — | 0.12% |
| Anthony Chan | | 10,031,250 | — | — | 0.52% |
| Maisy Ho | (iv) | 3,130,435 | — | 23,066,918 | 1.35% |

Notes:

(i) The family interest of Dr. Stanley Ho is held by his spouse. The corporate interest of Dr. Stanley Ho represents the interest in 11,446,536 shares of the Company held by Sharikat Investments Limited (SIL) and 24,838,987 shares of the Company held by Dareset Limited (DL). SIL and DL are wholly-owned by Dr. Stanley Ho.

(ii) The personal interest of Ms. Pansy Ho represents the interest in 12,555,806 shares and interest in 13,031,798 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options". The corporate interest of Ms. Pansy Ho represents the interest in 97,820,707 shares of the Company held by Beeston Profits Limited (BPL). BPL is wholly-owned by Ms. Pansy Ho.

(iii) The personal interest of Ms. Daisy Ho represents the interest in 11,562,252 shares and interest in 13,239,559 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options". The corporate interest of Ms. Daisy Ho represents the interest in 97,820,707 shares of the Company held by St. Lukes Investments Limited (LIL). LIL is wholly-owned by Ms. Daisy Ho.

(iv) The personal interest of Ms. Maisy Ho represents the interest in 3,130,435 underlying shares in respect of the share options granted by the Company, the details of which are stated in section (d) "Share options". The corporate interest of Ms. Maisy Ho represents the interest in 23,066,918 shares of the Company held by LionKing Offshore Limited (LOL). LOL is wholly-owned by Ms. Maisy Ho.

### b) Interests of the directors in shares and underlying shares of subsidiaries of the Company

| Name of Director | Name of Subsidiary | Corporate Interest | Approximate Percentage of Interest |
|---|---|---|---|
| Stanley Ho | Shun Tak Cultural Centre Limited | 4 ordinary shares | 40.00% |

Note: Certain nominee shares in subsidiaries were held by Ms. Pansy Ho, Ms. Daisy Ho, Dr. Ambrose So, Mr. Andrew Tse and Mr. Patrick Huen in trust for the Company or its subsidiaries.

c) **Interests of the directors in shares and underlying shares of associates**

Dr. Stanley Ho owns 1 ordinary share (representing 10% interest) in South Light Limited as his personal interest.

All the interests disclosed above represent long position in the shares or underlying shares of the Company or its associated corporations.

Save as disclosed in sections (a) to (c) above, none of the directors had any interests or short positions in any shares, underlying shares and debentures of the Company or any of its associated corporations as at 31 December 2003.

d) **Share options**

As at 31 December 2003, details of share options granted to directors or employees under the 1993 share option scheme (as hereinafter defined) of the Company are as follows:

| | | | | Number of Share Options | |
|---|---|---|---|---|---|
| **Grantee** | **Date of Grant** | **Exercise/ Vesting Period** | **Exercise Price per Share** | **As at 1 January 2003** | **As at 31 December 2003** |
| Stanley Ho | 10 June 1993 | 10 June 1993 to 9 June 2003 | HK$4.98 | 31,204,819 | — |
| Pansy Ho | 24 March 1995 | 24 March 1995 to 23 March 2005 | HK$3.35 | 2,597,015 | 2,597,015 |
| | 3 January 2000 | 3 January 2000 to 2 January 2010 | HK$1.15 | 10,434,783 | 10,434,783 |
| Daisy Ho | 24 March 1995 | 24 March 1995 to 23 March 2005 | HK$3.35 | 2,804,776 | 2,804,776 |
| | 3 January 2000 | 3 January 2000 to 2 January 2010 | HK$1.15 | 10,434,783 | 10,434,783 |
| Maisy Ho | 3 January 2000 | 3 January 2000 to 2 January 2010 | HK$1.15 | 3,130,435 | 3,130,435 |
| Aggregate total of employees | 3 January 2000 | 3 January 2000 to 2 January 2005 | HK$1.15 | 1,669,564 | 1,669,564 |

Notes:

(i) The share option scheme of the Company adopted on 18 May 1993 (the 1993 share option scheme) was terminated on 31 May 2002 and a new share option scheme was adopted on 31 May 2002 (the 2002 share option scheme). During the year ended 31 December 2003, no options to subscribe for ordinary shares in the Company were granted under the 2002 share option scheme.

(ii) 31,204,819 share options of Dr. Stanley Ho lapsed during the year ended 31 December 2003.

(iii) No share option was exercised or cancelled during the year ended 31 December 2003.

(iv) The accounting policy adopted for share options is set out in note 1(v) to the financial statements.

(v) Save as described above, as at 31 December 2003, none of the directors or their spouses or children under 18 years of age were granted or exercised any rights to subscribe for any equity or debt securities of the Company or any of its associated corporations.

(vi) Information on the 2002 and 1993 share option schemes

Summary of the share option schemes, disclosed in accordance with the Listing Rules was as follows:

| | The 2002 Share Option Scheme | The 1993 Share Option Scheme |
|---|---|---|
| 1) Purpose of the share option schemes | To attract and retain the best quality personnel, to provide additional incentives to participants and to promote the long-term financial success of the Group | As incentive to employees |
| 2) Participants of the share option schemes | (a) any employee or any business related consultant, agent, representative or advisor of the Company or any affiliate;<br>(b) any person who provides goods or services to the Company or any affiliate;<br>(c) any customer of the Company or any affiliate; or<br>(d) any business ally or joint venture partner of the Company or any affiliate | Eligible employees including executive directors |
| 3) Total number of shares available for issue under the share option schemes and % on issued share capital as at 31 December 2003 | 194,243,391 shares (10%) | N/A |
| 4) Maximum entitlement of each participant under the share option schemes | In any 12-month period:<br>(a) 1% of the issued share capital (excluding substantial shareholders and independent non-executive directors)<br>(b) 0.1% of the issued share capital and not exceed HK$5 million in aggregate value (for substantial shareholders and independent non-executive directors) | 25% of the aggregate of all shares subject to the share option scheme |
| 5) The period within which the shares must be taken up under an option | The board of directors may in its absolute discretion determine save that such period shall not expire later than 10 years from the date of grant | Such period as the Company may in its discretion determine save that such period shall not expire later than 10 years from the date of grant |
| 6) The minimum period for which an option must be held before it can be exercised | N/A | N/A |

| | The 2002 Share Option Scheme | The 1993 Share Option Scheme |
|---|---|---|
| 7) The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be repaid | Upon acceptance of the option, the grantee shall inform the Company together with HK$1 by way of consideration for the grant within 28 days from the date of offer | Upon acceptance of the option, the grantee shall inform the Company together with HK$1 by way of consideration for the grant within 21 days from the date of offer |
| 8) The basis of determining the exercise price | The exercise price is determined by the directors and being not less than the higher of:<br>(a) the closing price of the shares on the date of offer;<br>(b) the average closing prices of the existing shares for the 5 trading days immediately preceding the date of offer; and<br>(c) the nominal value thereof | The exercise price is determined by the directors and being not less than the greater of:<br>(a) 80% of the average closing prices of the shares of the Company on The Stock Exchange of Hong Kong Limited on the 5 trading days immediately preceding the date of offer of such option; and<br>(b) the nominal value thereof |
| 9) The remaining life of the share option schemes | The scheme remains in force until 31 May 2012 | The share option scheme was terminated on 31 May 2002 |

## e) Substantial shareholders

As at 31 December 2003, the register of interests in shares or short positions kept under Section 336 of the SFO showed that, other than the interests of directors as set out above, the following shareholders were interested in 5% or more of the issued share capital of the Company:

| Name of Shareholder | Ordinary Shares of HK$0.25 each | Approximate Percentage of Interests |
|---|---|---|
| Shun Tak Shipping Company, Limited (STS) and its subsidiaries | 308,057,215 | 15.86% |
| Sociedade de Turismo e Diversões de Macau, S.A.R.L. (STDM) and its subsidiary | 263,667,107 | 13.57% |

Notes:

(i) Dr. Stanley Ho, Dr. Cheng Yu Tung, Mrs. Mok Ho Yuen Wing, Louise, Ms. Pansy Ho and Ms. Daisy Ho have beneficial interests in STS.

(ii) Dr. Stanley Ho, Dr. Cheng Yu Tung, Mrs. Mok Ho Yuen Wing, Louise and Ms. Pansy Ho have beneficial interests in STDM.

(iii) All the interests disclosed above represent long position in the shares of the Company.

(iv) Save as disclosed above, no other person had any interests or short positions in the shares and underlying shares as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO as at 31 December 2003.

## Purchase, Sale or Redemption of Listed Securities

During the year, the Group repurchased and cancelled certain of its convertible guaranteed bonds. Details of these are set out in note 21 to the financial statements.

Save as disclosed above, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed securities during the year ended 31 December 2003.

## Directors' Right to Acquire Shares or Debentures

Except for the above mentioned share option schemes, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

## Service Contract of Directors

No director being proposed for re-election at the forthcoming annual general meeting has a service contract which is not determinable by the Group within one year without payment of compensation other than statutory compensation.

## Management Contract

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

## Code of Best Practice

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited throughout the accounting period covered by the annual report except that the independent non-executive directors of the Company are not appointed for specific terms. The Audit Committee was established in March 1999. The members of the Audit Committee are Mr. Robert Kwan (Chairman), Sir Roger Lobo and Mrs. Mok Ho Yuen Wing, Louise. The Audit Committee met twice during the financial year to consider the effectiveness of the systems of internal control and compliance, the nature and scope of audit reviews and the interim and annual reports.

## Summary of the Results, Assets and Liabilities

A summary of the results, assets and liabilities of the Group for the last five financial years is shown on pages 90 to 91.

## Significant Subsequent Event

Details of significant subsequent event are set out in note 29 to the financial statements.

## Auditors

The financial statements for the year were audited by H.C. Watt & Company Limited, who will retire at the conclusion of the forthcoming annual general meeting and, being eligible, will offer themselves for re-appointment.

**Stanley Ho**
Group Executive Chairman
2 April 2004

# Report of the Auditors

## To The Shareholders of Shun Tak Holdings Limited

*(Incorporated in Hong Kong with limited liability)*

We have audited the financial statements on pages 42 to 89 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

## Respective Responsibilities of Directors and Auditors

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

## Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

H.C. Watt & Co. Ltd.

**H.C. Watt & Company Limited**
Certified Public Accountants
Room 1903 New World Tower, 18 Queen's Road Central, Hong Kong

**H.C. Watt, Auditor**
Practising Certificate Number P181
2 April 2004

# Consolidated Profit and Loss Account

For the year ended 31 December

| | Note | 2003 (HK$'000) | (Restated) 2002 (HK$'000) |
|---|---|---|---|
| **Turnover** | 2 | **5,151,246** | 5,014,688 |
| Other revenues | 2 | **46,510** | 64,966 |
| Other income | | **22,199** | 30,628 |
| | | **5,219,955** | 5,110,282 |
| Cost of properties sold | | **(3,296,358)** | (2,959,431) |
| Other operating costs | | **(1,559,106)** | (1,575,559) |
| Operating profit | 3 | **364,491** | 575,292 |
| Finance costs | 5 | **(39,994)** | (101,399) |
| Net investment (loss)/gain | 6 | **(38,272)** | 71,521 |
| Share of results of associates | | **42,314** | 21,324 |
| Share of results of jointly controlled entities | | **(7,586)** | 1,975 |
| **Profit before taxation** | | **320,953** | 568,713 |
| Taxation | 7 | **(21,620)** | (40,876) |
| **Profit after taxation** | | **299,333** | 527,837 |
| Minority interests | | **27,831** | (149,799) |
| **Profit attributable to shareholders** | | **327,164** | 378,038 |
| Dividends | 8 | **97,122** | 147,625 |
| Earnings per share (HK cents) | 9 | | |
| - basic | | **16.8** | 20.5 |
| - diluted | | **16.7** | 20.5 |

The notes on pages 48 to 89 form an integral part of these financial statements. The Report of the Auditors is on page 41.

# Consolidated Balance Sheet

At 31 December

| | Note | 2003 (HK$'000) | (Restated) 2002 (HK$'000) |
|---|---|---|---|
| **Non-current assets** | | | |
| Fixed assets | 10 | **4,289,395** | 4,296,655 |
| Associates | 12 | **589,245** | 938,975 |
| Joint ventures | 13 | **54,001** | 73,014 |
| Investments | 14 | **873,986** | 994,859 |
| Goodwill | 15 | **38,903** | – |
| Mortgage loans receivable | | **1,626,210** | 1,555,743 |
| Deferred tax assets | 7 | **6,510** | 12,683 |
| | | **7,478,250** | 7,871,929 |
| **Current assets** | | | |
| Properties under development | | **905,996** | 2,093,629 |
| Inventories | 16 | **1,866,691** | 3,432,569 |
| Sale proceeds of properties held by stakeholders | | **663,710** | 780,846 |
| Trade & other debtors, deposits and prepayments | 17 | **368,585** | 290,069 |
| Taxation recoverable | | **9,403** | 1,585 |
| Time deposits | | **1,500,684** | 809,510 |
| Cash and bank balances | | **113,488** | 89,534 |
| | | **5,428,557** | 7,497,742 |
| **Current liabilities** | | | |
| Current portion of long-term borrowings | 21 | **365,670** | 323,271 |
| Trade & other creditors, deposits and accrued charges | 17 | **775,484** | 1,731,909 |
| Provision for employee benefits | 18 | **24,521** | 28,700 |
| Provision for premium on redemption of convertible guaranteed bonds | | **86,019** | – |
| Taxation payable | | **44,022** | 91,583 |
| | | **1,295,716** | 2,175,463 |
| **Net current assets** | | **4,132,841** | 5,322,279 |
| **Total assets less current liabilities** | | **11,611,091** | 13,194,208 |
| **Non-current liabilities** | | | |
| Long-term borrowings | 21 | **1,163,900** | 2,176,692 |
| Provision for premium on redemption of convertible guaranteed bonds | | **–** | 69,239 |
| Deferred tax liabilities | 7 | **60,625** | 56,103 |
| | | **1,224,525** | 2,302,034 |
| Minority interests and loans | 22 | **3,958,265** | 4,640,252 |
| **Net assets** | | **6,428,301** | 6,251,922 |
| **Shareholders' equity** | | | |
| Share capital | 19 | **485,608** | 485,608 |
| Reserves | 20 | **5,874,708** | 5,698,329 |
| Proposed dividend | | **67,985** | 67,985 |
| | | **6,428,301** | 6,251,922 |

**Stanley Ho**
Director

**Cheng Yu Tung**
Director

The notes on pages 48 to 89 form an integral part of these financial statements. The Report of the Auditors is on page 41.

# Balance Sheet

At 31 December

| | Note | 2003 (HK$'000) | 2002 (HK$'000) |
|---|---|---|---|
| **Non-current assets** | | | |
| Fixed assets | 10 | **1,009** | 1,207 |
| Subsidiaries | 11 | **4,101,966** | 4,727,898 |
| Associates | 12 | **2,632** | 2,632 |
| Joint ventures | 13 | **4,972** | – |
| Investments | 14 | **234,848** | 240,913 |
| | | **4,345,427** | 4,972,650 |
| **Current assets** | | | |
| Debtors, deposits and prepayments | | **11,622** | 10,595 |
| Time deposits | | **844,044** | 187,613 |
| Cash and bank balances | | **9,387** | 15,051 |
| | | **865,053** | 213,259 |
| **Current liabilities** | | | |
| Creditors, deposits and accrued charges | | **35,035** | 26,319 |
| Provision for employee benefits | 18 | **3,196** | 2,594 |
| | | **38,231** | 28,913 |
| **Net current assets** | | **826,822** | 184,346 |
| **Net assets** | | **5,172,249** | 5,156,996 |
| **Shareholders' equity** | | | |
| Share capital | 19 | **485,608** | 485,608 |
| Reserves | 20 | **4,618,656** | 4,603,403 |
| Proposed dividend | | **67,985** | 67,985 |
| | | **5,172,249** | 5,156,996 |

**Stanley Ho**
Director

**Cheng Yu Tung**
Director

The notes on pages 48 to 89 form an integral part of these financial statements. The Report of the Auditors is on page 41.

For the year ended 31 December

| | Note | 2003 (HK$'000) | 2002 (HK$'000) |
|---|---|---|---|
| **Operating activities** | | | |
| Profit before taxation | | **320,953** | 568,713 |
| Adjustments for: | | | |
| Amortisation and depreciation | | **153,673** | 152,401 |
| Finance costs | | **39,994** | 101,399 |
| Interest income | | **(12,474)** | (21,776) |
| Dividends from investments | | **(17,216)** | (25,174) |
| Net investment loss/(gain) | | **38,272** | (71,521) |
| Share of results of associates | | **(42,314)** | (21,324) |
| Share of results of jointly controlled entities | | **7,586** | (1,975) |
| Loss on disposal of interest in a jointly controlled entity | | **–** | 131 |
| Loss on disposal of fixed assets | | **17,372** | 923 |
| Capital reserve released upon realisation of assets | | **(55,958)** | (39,400) |
| (Surplus)/deficit on revaluation of investment properties | | **(35,024)** | 35,024 |
| Gain on disposal of investments | | **(1,129)** | – |
| Gain on repurchase of convertible guaranteed bonds | | **(27)** | (6,444) |
| Provision for bad and doubtful debts | | **3,308** | – |
| Excess loss attributable to minority interests | | **898** | – |
| **Operating profit before working capital changes** | | **417,914** | 670,977 |
| Decrease in properties under development and inventories of properties, excluding net finance costs capitalised | | **2,759,589** | 2,337,054 |
| Decrease in other inventories | | **20,486** | 7,918 |
| (Increase)/decrease in trade & other debtors, deposits and prepayments | | **(27,146)** | 832,867 |
| Decrease/(increase) in sale proceeds of properties held by stakeholders | | **117,136** | (469,366) |
| (Decrease)/increase in trade & other creditors, deposits and accrued charges | | **(1,017,953)** | 1,051,011 |
| Decrease in provision for employee benefits | | **(4,317)** | (2,521) |
| **Cash generated from operations** | | **2,265,709** | 4,427,940 |
| Hong Kong profits tax paid | | **(62,125)** | (66,661) |
| Overseas tax paid | | **(4,309)** | (1,252) |
| **Net cash from operating activities** | | **2,199,275** | 4,360,027 |

| | Note | 2003 (HK$'000) | 2002 (HK$'000) |
|---|---|---|---|
| **Investing activities** | | | |
| Purchase of fixed assets, excluding net finance costs capitalised | | (110,975) | (640,359) |
| Advances to associates | | (61) | (78) |
| Repayments from associates | | 50,331 | 54,495 |
| Repayments to associates | | – | (10,000) |
| Acquisition of interests in jointly controlled entities | | (16,670) | (10,770) |
| Capital refund from a jointly controlled entity | | 11,696 | – |
| Advances to jointly controlled entities | | (17,088) | (18,977) |
| Repayments from jointly controlled entities | | 5,272 | – |
| Acquisition of investments | | (1) | – |
| Advances to investee companies | | – | (36,916) |
| Advances from investee companies | | 54,681 | 19,404 |
| Repayments from investee companies | | – | 126 |
| New mortgage loans | | (109,768) | (919,232) |
| Repayments of mortgage loans | | 23,556 | 12,801 |
| Acquisition of interests in subsidiaries (net of cash and cash equivalents acquired) | 23(a) | 19,870 | 13,482 |
| Proceeds on disposal of interest in a subsidiary | 23(b) | 342,000 | – |
| Proceeds on partial disposal of interest in a subsidiary | | 100,194 | – |
| Proceeds on disposal of interest in an associate | | – | 193,806 |
| Proceeds on disposal of interest in a jointly controlled entity | | – | 1,636 |
| Proceeds on disposal of investments | | 948 | – |
| Proceeds on disposal of fixed assets | | 215 | 1,260 |
| Time deposits released from/(pledged to) a bank | | 1,200 | (1,200) |
| Time deposits with a maturity over three months | | (36,000) | – |
| Interest received | | 18,892 | 60,278 |
| Dividends received from investments | | 11,895 | 6,843 |
| Dividends received from associates | | 11,040 | 24,521 |
| **Net cash from/(used in) investing activities** | | 361,227 | (1,248,880) |
| **Financing activities** | | | |
| New loans | | 944,340 | 2,667,871 |
| Repayments of loans | | (2,664,033) | (5,000,356) |
| Proceeds from issuance of shares under the rights issue | | – | 388,487 |
| Expenses paid on issuance of shares | | – | (6,272) |
| Repurchase of convertible guaranteed bonds | | (14,274) | (271,329) |
| Contribution by minority shareholders | | – | 4 |
| Interest paid | | (37,538) | (400,591) |
| Dividends paid to shareholders | | (97,006) | (126,148) |
| Dividends paid to minority shareholders | | (11,600) | (52,320) |
| **Net cash used in financing activities** | | (1,880,111) | (2,800,654) |
| **Net increase in cash and cash equivalents** | | 680,391 | 310,493 |
| **Effect of foreign exchange rates changes** | | (63) | (3) |
| **Cash and cash equivalents at 1 January** | | 897,844 | 587,354 |
| **Cash and cash equivalents at 31 December** | 23(c) | 1,578,172 | 897,844 |

The notes on pages 48 to 89 form an integral part of these financial statements. The Report of the Auditors is on page 41.

For the year ended 31 December 2003

| | Share capital (HK$'000) | Share premium account (HK$'000) | Capital redemption reserve account (HK$'000) | Capital reserve account (HK$'000) | Investment property revaluation reserve account (HK$'000) | Exchange reserve account (HK$'000) | Profit and loss account (HK$'000) | Proposed dividend (HK$'000) | Total (HK$'000) |
|---|---|---|---|---|---|---|---|---|---|
| **At 1 January 2003** | | | | | | | | | |
| - as originally stated | 485,608 | 3,795,658 | 5,019 | 113,650 | — | 1,940 | 1,802,636 | 67,985 | 6,272,496 |
| - effect of adopting SSAP 12 (revised) | — | — | — | — | — | — | (20,574) | — | (20,574) |
| - as restated | 485,608 | 3,795,658 | 5,019 | 113,650 | — | 1,940 | 1,782,062 | 67,985 | 6,251,922 |
| Released upon realisation of assets | — | — | — | (55,958) | — | — | — | — | (55,958) |
| Released upon reclassification of assets | — | — | — | (6,070) | — | — | — | — | (6,070) |
| Transfer upon reclassification of assets | — | — | — | (3,820) | 3,820 | — | — | — | — |
| Transfer (to)/from | — | — | — | 21 | — | — | (21) | — | — |
| Surplus on revaluation | — | — | — | — | 49,605 | — | — | — | 49,605 |
| Reversal of deficit on revaluation previously charged to profit and loss account | — | — | — | — | (35,024) | — | — | — | (35,024) |
| Reversal of deferred tax previously charged to profit and loss account | — | — | — | — | (4,464) | — | — | — | (4,464) |
| Deferred tax charged for the year | — | — | — | — | (787) | — | — | — | (787) |
| Exchange translation differences | — | — | — | — | — | (965) | — | — | (965) |
| Profit for the year | — | — | — | — | — | — | 327,164 | — | 327,164 |
| 2002 final dividend | — | — | — | — | — | — | — | (67,985) | (67,985) |
| 2003 interim dividend | — | — | — | — | — | — | (29,137) | — | (29,137) |
| 2003 final dividend | — | — | — | — | — | — | (67,985) | 67,985 | — |
| **At 31 December 2003** | 485,608 | 3,795,658 | 5,019 | 47,823 | 13,150 | 975 | 2,012,083 | 67,985 | 6,428,301 |

For the year ended 31 December 2002

| | Share capital (HK$'000) | Share premium account (HK$'000) | Capital redemption reserve account (HK$'000) | Capital reserve account (HK$'000) | Investment property revaluation reserve account (HK$'000) | Exchange reserve account (HK$'000) | Profit and loss account (HK$'000) | Proposed dividend (HK$'000) | Total (HK$'000) |
|---|---|---|---|---|---|---|---|---|---|
| At 1 January 2002 | | | | | | | | | |
| - as originally stated | 388,486 | 3,510,565 | 5,019 | 130,302 | 8,758 | 4,389 | 1,567,695 | 46,618 | 5,661,832 |
| - effect of adopting SSAP 12 (revised) | — | — | — | — | (3,834) | — | (16,046) | — | (19,880) |
| - as restated | 388,486 | 3,510,565 | 5,019 | 130,302 | 4,924 | 4,389 | 1,551,649 | 46,618 | 5,641,952 |
| Shares issued under the rights issue | 97,122 | — | — | — | — | — | — | — | 97,122 |
| Premium on shares issued under the rights issue | — | 291,365 | — | — | — | — | — | — | 291,365 |
| Expenses on issuance of shares | — | (6,272) | — | — | — | — | — | — | (6,272) |
| Restatement of goodwill previously charged upon dilution of interests in subsidiaries | — | — | — | 22,748 | — | — | — | — | 22,748 |
| Released upon realisation of assets | — | — | — | (39,400) | — | — | — | — | (39,400) |
| Deficit on revaluation | — | — | — | — | (8,758) | — | — | — | (8,758) |
| Deferred tax charged to profit and loss account | — | — | — | — | 3,834 | — | — | — | 3,834 |
| Exchange translation differences | — | — | — | — | — | (2,449) | — | — | (2,449) |
| Profit for the year | — | — | — | — | — | — | 378,038 | — | 378,038 |
| 2001 final dividend for the rights issue | — | — | — | — | — | — | (11,655) | 11,655 | — |
| 2001 final dividend | — | — | — | — | — | — | — | (58,273) | (58,273) |
| 2002 interim dividend | — | — | — | — | — | — | (67,985) | — | (67,985) |
| 2002 final dividend | — | — | — | — | — | — | (67,985) | 67,985 | — |
| At 31 December 2002 | 485,608 | 3,795,658 | 5,019 | 113,650 | — | 1,940 | 1,782,062 | 67,985 | 6,251,922 |

## Note 1 Significant Accounting Policies

### a) Basis of preparation

The financial statements have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants (HKSA). The financial statements are prepared under the historical cost convention as modified by the revaluation of investment properties and certain fixed assets.

In the current year, the Group adopted the revised Statement of Standard Accounting Practice (SSAP) 12 "Income taxes" issued by the HKSA which is effective for accounting periods commencing on or after 1 January 2003. The principal effect of the implementation of SSAP 12 (revised) is in relation to deferred tax.

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of profit or loss, which were expected with reasonable probability to crystallise in the foreseeable future. SSAP 12 (revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exception. The new accounting policy has been applied retrospectively, and accordingly comparative amounts for the financial year 2002 have been restated. The Group's opening retained profits as at 1 January 2003 and 1 January 2002 have been decreased by HK$20,574,000 and HK$16,046,000 respectively and the Group's opening investment property revaluation reserve as at 1 January 2002 has been decreased by HK$3,834,000. The effect of the change is an increase in taxation of HK$6,352,000 (2002: HK$16,132,000) being charged to the consolidated profit and loss account. In addition, interests in associates and minority interests as at 31 December 2003 were decreased by HK$23,927,000 and HK$18,340,000 (as at 31 December 2002: HK$21,523,000 and HK$25,509,000) respectively.

### b) Basis of consolidation

(i) The consolidated financial statements include the audited financial statements of the Company and all its subsidiaries made up to 31 December each year.

(ii) Results of subsidiaries acquired or disposed of during the year are included from the dates of acquisition or up to the dates of disposal respectively. Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised profits, but only to the extent that there is no evidence of impairment.

## Note 1 Significant Accounting Policies *(Continued)*

### c) Goodwill or negative goodwill

Goodwill or negative goodwill arising on consolidation represents the excess or deficit of cost of acquisition of subsidiaries, associates and jointly controlled entities over the Group's share of the fair value ascribed to the identifiable assets and liabilities acquired at the date of acquisition.

Goodwill is capitalised and amortised on a straight line basis over its estimated useful life not exceeding 20 years. In respect of subsidiaries, goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses. In respect of associates and jointly controlled entities, cost of goodwill less any accumulated amortisation and any impairment losses is included in the carrying amount of interests in associates or jointly controlled entities.

Negative goodwill which relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, is recognised in the profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable or amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the profit and loss account. In respect of subsidiaries, any negative goodwill not yet recognised in the consolidated profit and loss account is shown in the consolidated balance sheet as a deduction from assets in the same balance sheet classification as goodwill. In respect of associates and jointly controlled entities, such negative goodwill is included in the carrying amount of the interests in associates or jointly controlled entities.

All goodwill and negative goodwill arising from earlier acquisitions before 1 January 2001 continued to be held in reserve and no reinstatement has been made.

On disposal of interests in subsidiaries, associates and jointly controlled entities, any attributable amount of purchased goodwill not previously amortised through the profit and loss account or which has previously been dealt with as a movement in reserve is included in the calculation of the profit and loss on disposal.

### d) Subsidiaries

The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, interests in subsidiaries are stated at cost less any impairment losses.

## Note 1 Significant Accounting Policies *(Continued)*

### e) Associates

The consolidated profit and loss account reflects the Group's share of the post-acquisition results of its associates for the year, including any amortisation of goodwill or negative goodwill charged or credited during the year. In the consolidated balance sheet, interests in associates are initially recorded at cost and adjusted thereafter for the post-acquisition changes in the Group's share of net assets of the associates. The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, interests in associates are stated at cost less any impairment losses.

When the Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

### f) Joint ventures

A joint venture is a contractual arrangement whereby the Group and at least one other party undertake an economic activity which is subject to joint control and none of the parties involved unilaterally has control over the economic activity.

(i) Jointly controlled entities

Jointly controlled entities involve the establishment of a separate entity in which the Group has a long-term interest and over which the Group is in a position to exercise joint control with other venturers in accordance with contractual arrangements.

The consolidated profit and loss account reflects the Group's share of the post-acquisition results of its jointly controlled entities for the year, including any amortisation of goodwill or negative goodwill charged or credited during the year. In the consolidated balance sheet, interests in jointly controlled entities are initially recorded at cost and adjusted thereafter for the post-acquisition changes in the Group's share of net assets of the jointly controlled entities. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, interests in jointly controlled entities are stated at cost less any impairment losses.

When the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant jointly controlled entities, except where unrealised losses provide evidence of an impairment of the asset transferred.

**f) Joint ventures** *(Continued)*

(ii) Jointly controlled assets

Jointly controlled assets are assets of a joint venture over which the Group has joint control with other venturers in accordance with contractual arrangements and through the joint control of which the Group has control over its share of future economic benefits earned from the assets.

The Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers is recognised in the balance sheet and classified according to their nature. Liabilities and expenses incurred directly in respect of its interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Group's share of the output of the jointly controlled assets, together with its share of any expenses incurred by the joint ventures, are recognised in the profit and loss account when it is probable that the economic benefits associated with the transactions will flow to or from the Group.

**g) Revenue recognition**

Major categories of revenue are recognised in the financial statements on the following bases:

Revenues from ship passenger operations are recognised upon the departure of each trip of vessel. Revenue from the sale of fuel is recognised upon delivery to the customer. Revenues from club operations and repairing services are recognised upon provision of services. Management fees, rental income, subsidies from travel services and interest income are recognised on the accrual basis. Dividend income is recognised when the right to receive payment is established. Revenue and profit from sale of completed properties are recognised upon completion of the sale agreements. Revenue and profit on properties under development are recognised under a percentage of completion method when construction has progressed beyond the preliminary stages, the percentage used being the proportion of construction costs incurred at the balance sheet date to estimated total construction costs. Profit recognised on this basis is limited to the amount of sale proceeds received.

**h) Fixed assets**

(i) Investment properties

Investment properties are interests in land and buildings in respect of which construction work has been completed and are intended to be held for long-term rental income generating purposes. Investment properties are stated at their open market values based on an annual professional valuation at the balance sheet date. Surpluses arising on revaluations are credited to the investment property revaluation reserve account and deficits arising on revaluations are firstly set off against any previous revaluation surpluses and thereafter taken to the profit and loss account on a portfolio basis. Any subsequent revaluation surpluses are credited to the profit and loss account to the extent of the deficits previously charged. On disposal of an investment property, related revaluation surpluses or deficits previously taken to the revaluation reserve account are transferred to the profit and loss account.

## Note 1 Significant Accounting Policies *(Continued)*

### h) Fixed assets *(Continued)*

(ii) Other assets

Land and buildings are stated at cost or directors' valuation less accumulated depreciation and any accumulated impairment losses. Surplus on revaluation is transferred to capital reserve account. The Group has placed reliance on the provision as permitted by SSAP 17 and therefore regular revaluations on land and buildings stated at valuation are not made. Vessels and other fixed assets are stated at cost less accumulated depreciation and any accumulated impairment losses.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets, the expenditure is capitalised as an additional cost of the assets.

The gain or loss arising from the disposal of an asset is determined as the difference between the sale proceeds and the carrying amount of the relevant asset and is recognised in the profit and loss account. Any revaluation reserve balance attributable to the relevant asset is transferred to retained profits and is shown as a movement in reserve.

(iii) Depreciation

No amortisation or depreciation is provided on investment properties with an unexpired lease of over 20 years or property held on freehold since the valuation takes into account the state of each building at the date of valuation.

Land held on long-term or medium-term lease is amortised over the unexpired term of the lease. Buildings are depreciated on a straight line basis over 50 years or the remaining term of the lease, if shorter.

Vessels and other fixed assets are depreciated over their anticipated useful lives on a straight line basis as follows:

| | **Annual rates** |
|---|---|
| Vessels and pontoons | 5% - 16.7% |
| Other assets | 6.7% - 33.3% |

## Note 1 Significant Accounting Policies *(Continued)*

### i) Investment securities

Investment securities are securities which are intended to be held on a continuing basis, and which are held for an identified long-term purpose documented at the time of acquisition or change of purpose and are clearly identifiable for the documented purpose.

Investment securities are recognised as assets from the date on which the Group is bound by the contract which gives rise to them and are included in the balance sheet at cost less provision for impairment loss which is other than temporary. Such provision is determined for each investment individually. Provisions are recognised as an expense immediately and are written back to the profit and loss account when the circumstances and events that lead to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. The amount written back is limited to the amount of the write-downs or write-offs.

The profit or loss on disposal is accounted for in the period in which the disposal occurs as the difference between the sale proceeds and the carrying amount of the investments.

### j) Properties under development

Properties under development for long-term purposes are shown as fixed assets and are stated at cost less any accumulated impairment losses. No depreciation is provided on properties under development. Properties under development are included under current assets when they are developed for sale and are stated at cost less provision for any anticipated losses. Cost includes cost of land and development, construction expenditure incurred and attributable finance costs capitalised during the development period.

### k) Convertible guaranteed bonds

Convertible guaranteed bonds are separately disclosed and regarded as liabilities unless conversion actually occurs. The finance costs, including the premium payable upon the final redemption of the convertible guaranteed bonds, are recognised in the profit and loss account so as to produce a constant periodic rate of charge on the remaining balance of the convertible guaranteed bonds for each accounting period.

If any of the convertible guaranteed bonds are repurchased and cancelled prior to the bondholders' redemption date, any such redemption premium previously provided in respect of the convertible guaranteed bonds repurchased will be taken to the profit and loss account. The gain or loss on repurchase of convertible guaranteed bonds is recognised in the profit and loss account.

### l) Inventories

Inventories are stated at the lower of cost and net realisable value. In respect of unsold properties, cost is determined by apportionment of the total development costs, including land and development cost, construction expenditure incurred and finance costs capitalised, attributable to the unsold properties. Net realisable value is determined by reference to sale proceeds of properties sold in the ordinary course of business less all estimated selling expenses after the balance sheet date, or by management estimates based on prevailing market conditions. In respect of other inventories, cost, comprising purchase cost from suppliers, is determined on first-in-first-out basis and on the weighted average method. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

## Note 1 Significant Accounting Policies *(Continued)*

### m) Trade debtors

Provision is made against trade debtors to the extent that they are considered to be doubtful. Trade debtors in the balance sheet are stated net of such provision.

### n) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

### o) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the profit and loss account because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or negative goodwill or from the initial recognition, other than in a business combination, of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the assets to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the profit and loss account, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

### p) Operating leases

Rental income and expenses under operating leases are credited or charged to the profit and loss account on a straight line basis over the terms of the leases. Contingent rental income and expenses are credited or charged to the profit and loss account in the financial year in which they are earned or incurred.

### q) Capitalisation of borrowing costs

Borrowing costs are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction or production of assets which necessarily take a substantial period of time to get ready for their intended use or sale. Capitalisation of such borrowing costs begins when construction or production activities commence and ceases when the assets are substantially ready for their intended use or sale. The capitalisation rate for the year is based on the cost of the related borrowings less related interest income.

### r) Foreign currencies

Monetary assets and liabilities in currencies other than Hong Kong dollars and the balance sheets of subsidiaries, associates and joint ventures established outside Hong Kong, which are expressed in currencies other than Hong Kong dollars, are translated into Hong Kong dollars at approximately the market rates of exchange ruling at the balance sheet date. Transactions in currencies other than Hong Kong dollars during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. The profit and loss accounts of subsidiaries, associates and joint ventures established outside Hong Kong, which are expressed in currencies other than Hong Kong dollars, are translated into Hong Kong dollars at the weighted average exchange rates during the year. Exchange differences arising from translation of financial statements of subsidiaries, associates and joint ventures are dealt with as a movement in reserve. All other exchange differences are included in the determination of operating profit.

### s) Employee benefits

(i) Cost of accumulating compensated absences is recognised as an expense in the profit and loss account and measured based on the additional amount that the Group expects to pay as a result of the unused entitlement that has accumulated at the balance sheet date.

(ii) Obligations for contributions to defined contribution retirement plans, including contributions payable under the Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the profit and loss account as incurred.

### t) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

## Note 1 Significant Accounting Policies *(Continued)*

### u) Impairment of assets

At each balance sheet date, assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of one of these assets may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss, representing the difference between the carrying amount and the recoverable amount, is recognised in the profit and loss account. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the disposal of an asset in an arm's length transaction less the costs of the disposal, while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

Reversal of an impairment loss of an asset recognised in prior years is recorded when there is an indication that the impairment loss recognised for the asset no longer exists or has decreased. The reversal is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years and credited to the profit and loss account.

### v) Share options

Options granted to directors and employees over the Company's shares are recognised in the balance sheet at the time when the options are exercised. Share capital is credited at par for each share issued upon the exercise of options, with share premium credited at the excess of net proceeds received over total share capital credited.

### w) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's principal activities and the Group's management structure and internal financial reporting system.

Segment revenues, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Segment revenues, expenses, results, assets and liabilities are determined before intra-group balances and transactions and are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are within a single segment. Inter-segment pricing is determined on an arm's length basis.

Segment capital expenditure is the total costs incurred during the year to acquire segment assets that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate revenues, expenses and assets, interest-bearing loans, borrowings and taxation.

## Note 2 Turnover and Revenue

The Group is principally engaged in the businesses of property development, investment and management, shipping and related services, hospitality and investment holding.

| | Group | |
|---|---|---|
| | **2003 (HK$'000)** | 2002 (HK$'000) |
| **Turnover** | | |
| Revenue from sale of properties | **3,574,494** | 3,337,967 |
| Revenue from ship passenger operations | **1,243,385** | 1,376,461 |
| Revenue from sale of fuel | **9,246** | 7,323 |
| Revenue from club operations | **18,145** | 27,917 |
| Rental income | **118,836** | 100,544 |
| Dividends from unlisted investments | **17,216** | 25,174 |
| Interest income from mortgage loans receivable | **3,117** | 1,127 |
| Management fees and others | **166,807** | 138,175 |
| | **5,151,246** | 5,014,688 |
| **Other revenues** | | |
| Interest income | **9,357** | 20,649 |
| Claims received | **2,359** | 12,239 |
| Others | **34,794** | 32,078 |
| | **46,510** | 64,966 |
| | **5,197,756** | 5,079,654 |

## Note 3 Operating Profit

| | Group | |
|---|---|---|
| | **2003 (HK$'000)** | 2002 (HK$'000) |
| **After crediting:** | | |
| Interest income | **18,978** | 32,196 |
| Less: Amount capitalised in properties under development | **(6,504)** | (10,420) |
| | **12,474** | 21,776 |
| Rental income from investment properties | **108,394** | 94,659 |
| Less: Outgoings | **(2,588)** | (3,083) |
| | **105,806** | 91,576 |
| Surplus on revaluation of investment properties | **35,024** | – |
| Dividends from unlisted investments | | |
| – STDM | **16,845** | 18,331 |
| – others | **371** | 6,843 |
| Gain on repurchase of convertible guaranteed bonds | **27** | 6,444 |
| **After charging:** | | |
| Cost of inventories | **3,593,128** | 3,238,737 |
| Staff costs | **477,834** | 505,699 |
| Depreciation | | |
| – fixed assets held for use under operating leases | **3,312** | 2,946 |
| – other fixed assets | **147,175** | 149,455 |
| Amortisation of goodwill | **3,186** | – |
| Auditors' remuneration | **3,097** | 3,072 |
| Deficit on revaluation of investment properties | **–** | 35,024 |
| Loss on disposal of fixed assets | **17,372** | 923 |
| Minimum lease payments of properties under operating leases | **3,269** | 5,743 |
| Provident fund contribution | **20,206** | 20,519 |

## Note 4 Directors' and Senior Management's Remuneration

Directors' remuneration disclosed pursuant to Section 161 of the Companies Ordinance is as follows:

| | Group | |
|---|---|---|
| | **2003** | 2002 |
| | **(HK$'000)** | (HK$'000) |
| **Directors' remuneration** | | |
| Fees | | |
| Executive directors | **280** | 280 |
| Independent non-executive directors | **400** | 400 |
| Non-executive directors | **10** | 10 |
| Other emoluments | | |
| Salaries and allowances | **16,050** | 14,528 |
| Company portion of provident fund contribution | **618** | 618 |
| | **17,358** | 15,836 |

Other emoluments included allowances of HK$200,000 (2002: HK$200,000) paid to independent non-executive directors.

The number of directors whose remuneration fell within the following bands is as follows:

| | Number of directors | |
|---|---|---|
| **Specified bands of directors' remuneration** | **2003** | 2002 |
| HK$0 - HK$1,000,000 | **5** | 5 |
| HK$1,000,001 - HK$1,500,000 | **1** | 1 |
| HK$1,500,001 - HK$2,000,000 | **4** | 3 |
| HK$2,000,001 - HK$2,500,000 | **1** | 2 |
| HK$4,000,001 - HK$4,500,000 | **0** | 1 |
| HK$5,500,001 - HK$6,000,000 | **1** | 0 |

No directors have waived remuneration in respect of the year ended 31 December 2003.

Among the five highest paid individuals in the Group, four (2002: all) are directors of the Company and the details of their remuneration have already been disclosed above. The remuneration of the remaining individual during the year not included above was salaries and allowances of HK$3,518,000 and Company portion of provident fund contribution of HK$159,000.

## Note 5 Finance Costs

| | Group 2003 (HK$'000) | 2002 (HK$'000) |
|---|---|---|
| Interest on bank loans and overdraft | | |
| - wholly repayable within 5 years | **25,978** | 82,470 |
| Interest on other loans | | |
| - wholly repayable within 5 years | **–** | 4,123 |
| Interest on convertible guaranteed bonds | **12,711** | 16,788 |
| Provision for premium on redemption of convertible guaranteed bonds | **19,441** | 25,832 |
| Interest on loans from minority shareholders | **18,832** | 52,349 |
| Less: Amount capitalised in properties under development | **(36,968)** | (80,163) |
| | **39,994** | 101,399 |

## Note 6 Net Investment (Loss)/Gain

Net investment loss comprises profit on disposal of a subsidiary of HK$29,671,000, impairment loss on goodwill of a jointly controlled entity of HK$65,898,000 and impairment loss on goodwill of a subsidiary of HK$2,045,000. Net investment gain for 2002 comprises profit on disposal of an associate of HK$177,828,000, impairment loss on investment of HK$100,000,000 and impairment loss on goodwill of a jointly controlled entity of HK$6,307,000.

## Note 7 Taxation

**a) Taxation in the consolidated profit and loss account represents:**

| | 2003 (HK$'000) | (Restated) 2002 (HK$'000) |
|---|---|---|
| **Current tax - Hong Kong** | | |
| Tax for the year | **15,691** | 41,448 |
| Benefit of previously unrecognised tax losses and deductible temporary differences | **(9,748)** | (1,662) |
| Under/(over)- provision in respect of prior years | **104** | (13,189) |
| | **6,047** | 26,597 |
| **Current tax - Overseas** | | |
| Tax for the year | **4,684** | 4,523 |
| Over-provision in respect of prior years | **(3,189)** | (6,440) |
| | **1,495** | (1,917) |
| **Deferred tax** | | |
| Origination and reversal of temporary differences | **10,585** | 10,248 |
| Benefit of previously unrecognised tax losses and deductible temporary differences now recognised | **(4,329)** | – |
| Transfer of deferred tax previously charged (to)/from investment property revaluation reserve account | **(4,464)** | 3,834 |
| Effect of change in tax rate | **3,652** | – |
| | **5,444** | 14,082 |
| **Other taxes - Overseas** | | |
| Taxation charged to revenues and others | **3,513** | 952 |
| **Taxation attributable to the Company and its subsidiaries** | **16,499** | 39,714 |
| **Share of taxation attributable to associates** | **2,824** | 1,162 |
| **Share of taxation attributable to jointly controlled entities** | **2,297** | – |
| | **21,620** | 40,876 |

Hong Kong profits tax is provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits for the year.

Overseas taxation is calculated at rates of tax applicable in their respective jurisdictions.

In March 2003, the Hong Kong Government announced an increase in the profits tax rate applicable to the Group's operations in Hong Kong from 16% to 17.5%. This increase is taken into account in the preparation of financial statements for the year ended 31 December 2003.

## Note 7 Taxation *(Continued)*

**b) The reconciliation between tax expense and accounting profit of the Group in the financial statements is as follows:**

| | 2003 (HK$'000) | 2002 (HK$'000) |
|---|---|---|
| **Profit before taxation** | **320,953** | 568,713 |
| Tax at the applicable tax rate of 17.5% (2002: 16%) | **56,166** | 90,994 |
| Tax effect of net expenses/(income) that are not deductible/(taxable) in determining taxable profit | **2,224** | (8,425) |
| Tax effect of capital gain on realisation of assets | **(50,453)** | (29,404) |
| Tax effect of cost adjustments on investment properties | **(540)** | – |
| Tax effect of utilisation of previously unrecognised tax losses and deductible temporary differences | **(22,611)** | (2,983) |
| Tax effect of unrecognised tax losses and deductible temporary differences in the year | **39,179** | 18,510 |
| Effect on opening deferred tax balances resulting from change in tax rate | **3,652** | – |
| Effect of different tax rates of subsidiaries, associates and jointly controlled entities operating in other jurisdictions | **(3,513)** | (13,246) |
| Over-provision in respect of prior years | **(1,533)** | (19,986) |
| Income tax expense for the year | **22,571** | 35,460 |
| Transfer of deferred tax previously charged (to)/from investment property revaluation reserve account | **(4,464)** | 3,834 |
| Deferred tax charged on revaluation of properties | **–** | 630 |
| Other taxes | **3,513** | 952 |
| **Total tax expense** | **21,620** | 40,876 |

### c) *Deferred tax assets and liabilities recognised*

The components of deferred tax assets and liabilities recognised in the balance sheets and the movement during the year are as follows:

**Deferred tax assets**

| | Depreciation in excess of related depreciation allowances (HK$'000) | Unrealised intra-group profit (HK$'000) | Provision (HK$'000) | Tax losses (HK$'000) | Others (HK$'000) | Total (HK$'000) |
|---|---|---|---|---|---|---|
| **Group** | | | | | | |
| At 1 January 2002 | | | | | | |
| - as originally stated | – | – | – | – | – | – |
| - effect of adopting SSAP 12 (revised) | (391) | (30,851) | (1,323) | (31,259) | – | (63,824) |
| - as restated | (391) | (30,851) | (1,323) | (31,259) | – | (63,824) |
| Charge/(credit) to profit and loss account for the year | (38) | 3,858 | 1,323 | 8,356 | (295) | 13,204 |
| At 31 December 2002 | (429) | (26,993) | – | (22,903) | (295) | (50,620) |
| Charge/(credit) to profit and loss account for the year | 50 | 1,024 | – | 5,068 | (17) | 6,125 |
| Effect of change in tax rate | (40) | (2,531) | – | (2,147) | (27) | (4,745) |
| **At 31 December 2003** | **(419)** | **(28,500)** | **–** | **(19,982)** | **(339)** | **(49,240)** |

| | |
|---|---|
| **Company** | |
| At 1 January 2002 | |
| - as originally stated | – |
| - effect of adopting SSAP 12 (revised) | (187) |
| - as restated | (187) |
| Charge to profit and loss account for the year | 16 |
| At 31 December 2002 | (171) |
| Charge to profit and loss account for the year | 32 |
| Effect of change in tax rate | (16) |
| **At 31 December 2003** | **(155)** |

## Note 7 Taxation *(Continued)*

### c) Deferred tax assets and liabilities recognised *(Continued)*

**Deferred tax liabilities**

| | Depreciation allowances in excess of related depreciation (HK$'000) | Revaluation of properties (HK$'000) | Clawback of capital allowances of properties (HK$'000) | Profit recognised in respect of properties under development for sale prior to completion (HK$'000) | Total (HK$'000) |
|---|---|---|---|---|---|
| **Group** | | | | | |
| At 1 January 2002 | | | | | |
| - as originally stated | 19,802 | – | – | 38,905 | 58,707 |
| - effect of adopting SSAP 12 (revised) | 57,589 | 3,834 | 15,771 | (38,905) | 38,289 |
| - as restated | 77,391 | 3,834 | 15,771 | – | 96,996 |
| Charge/(credit) to profit and loss account for the year | (7,477) | 630 | 3,891 | – | (2,956) |
| At 31 December 2002 | 69,914 | 4,464 | 19,662 | – | 94,040 |
| Charge/(credit) to profit and loss account for the year | (8,011) | – | 8,142 | – | 131 |
| Charge to equity for the year | – | 787 | – | – | 787 |
| Effect of change in tax rate | 6,554 | – | 1,843 | – | 8,397 |
| **At 31 December 2003** | **68,457** | **5,251** | **29,647** | **–** | **103,355** |

| | |
|---|---|
| **Company** | |
| At 1 January 2002 | |
| - as originally stated | – |
| - effect of adopting SSAP 12 (revised) | 187 |
| - as restated | 187 |
| Credit to profit and loss account for the year | (16) |
| At 31 December 2002 | 171 |
| Credit to profit and loss account for the year | (32) |
| Effect of change in tax rate | 16 |
| **At 31 December 2003** | **155** |

## Note 7 Taxation *(Continued)*

### c) Deferred tax assets and liabilities recognised *(Continued)*

Deferred tax assets and liabilities are offset when there is legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same taxation authority.

| | Group | | Company | |
|---|---|---|---|---|
| | | (Restated) | | |
| | **2003 (HK$'000)** | 2002 (HK$'000) | **2003 (HK$'000)** | 2002 (HK$'000) |
| Deferred tax assets recognised | **(6,510)** | (12,683) | **–** | – |
| Deferred tax liabilities recognised | **60,625** | 56,103 | **–** | – |
| | **54,115** | 43,420 | **–** | – |

### d) Deferred tax assets unrecognised

Deferred tax assets have not been recognised in respect of the following items:

| | Group | | Company | |
|---|---|---|---|---|
| | **2003 (HK$'000)** | 2002 (HK$'000) | **2003 (HK$'000)** | 2002 (HK$'000) |
| Tax losses | **409,443** | 262,459 | **66,330** | 45,527 |
| Deductible temporary differences | **14,034** | 74,567 | **–** | – |
| | **423,477** | 337,026 | **66,330** | 45,527 |

Included in the unrecognised tax losses of the Group are losses of HK$19,711,000 (2002: HK$13,560,000) that will expire within five years from the balance sheet date. Other tax losses and deductible temporary differences of the Group and the tax losses of the Company may be carried forward indefinitely.

## Note 8 Dividends

| | Group and Company | |
|---|---|---|
| | **2003 (HK$'000)** | 2002 (HK$'000) |
| Interim dividend of 1.5 HK cents on 1,942,433,910 shares (2002: 3.5 HK cents on 1,942,433,910 shares) | **29,137** | 67,985 |
| Proposed final dividend of 3.5 HK cents on 1,942,433,910 shares (2002: 3.5 HK cents on 1,942,433,910 shares) | **67,985** | 67,985 |
| 2001 final dividend of 3.0 HK cents on 388,486,782 rights shares | **–** | 11,655 |
| | **97,122** | 147,625 |

## Note 9 Earnings per Share

The calculation of basic earnings per share is based on profit attributable to shareholders of HK$327,164,000 (2002: HK$378,038,000, as restated) and the weighted average number of 1,942,433,910 shares (2002: 1,843,202,631 shares) in issue during the year. The calculation of diluted earnings per share is based on profit attributable to shareholders of HK$327,164,000 (2002: HK$378,038,000, as restated) and the weighted average number of 1,955,156,107 shares (2002: 1,846,842,345 shares) in issue after adjusting for the effects of all dilutive potential ordinary shares.

A reconciliation of profit attributable to shareholders and the weighted average number of shares used in calculating the basic earnings per share and the diluted earnings per share is as follows:

For the year ended 31 December

| | Profit attributable to shareholders | | Weighted average number of shares | |
|---|---|---|---|---|
| | | (Restated) | | |
| | **2003 (HK$'000)** | 2002 (HK$'000) | **2003** | 2002 |
| Profit/number of shares for the purpose of basic earnings per share | **327,164** | 378,038 | **1,942,433,910** | 1,843,202,631 |
| Effect of dilutive potential ordinary shares - share options | **–** | – | **12,722,197** | 3,639,714 |
| Profit/number of shares for the purpose of diluted earnings per share | **327,164** | 378,038 | **1,955,156,107** | 1,846,842,345 |

## Note 10 Fixed Assets

### Group

| | Investment properties (HK$'000) | Land and buildings (HK$'000) | Properties under development (HK$'000) | Vessels and pontoons (HK$'000) | Other assets (HK$'000) | Total (HK$'000) |
|---|---|---|---|---|---|---|
| **Cost or valuation** | | | | | | |
| At 1 January 2003 | 2,212,762 | 1,066,838 | 186,165 | 1,923,825 | 760,494 | 6,150,084 |
| Exchange adjustment | (1,558) | – | – | – | (2) | (1,560) |
| Additions through acquisition of subsidiaries | – | – | – | – | 4,859 | 4,859 |
| Additions/transfers | 258 | – | 81,073 | 16,779 | 13,802 | 111,912 |
| Cost adjustments | (3,101) | – | – | – | – | (3,101) |
| Disposals/transfers | – | – | – | – | (57,927) | (57,927) |
| Reclassification | 267,238 | – | (267,238) | – | – | – |
| Surplus on revaluation | 49,605 | – | – | – | – | 49,605 |
| At 31 December 2003 | 2,525,204 | 1,066,838 | – | 1,940,604 | 721,226 | 6,253,872 |
| **Amortisation and depreciation** | | | | | | |
| At 1 January 2003 | – | 225,889 | – | 1,063,375 | 564,165 | 1,853,429 |
| Exchange adjustment | – | – | – | – | (1) | (1) |
| Through acquisition of subsidiaries | – | – | – | – | 895 | 895 |
| Charge for the year | – | 6,711 | – | 86,091 | 57,685 | 150,487 |
| Written back on disposal | – | – | – | – | (40,333) | (40,333) |
| At 31 December 2003 | – | 232,600 | – | 1,149,466 | 582,411 | 1,964,477 |
| **Net book value** | | | | | | |
| **At 31 December 2003** | **2,525,204** | **834,238** | **–** | **791,138** | **138,815** | **4,289,395** |
| At 31 December 2002 | 2,212,762 | 840,949 | 186,165 | 860,450 | 196,329 | 4,296,655 |

## Note 10 Fixed Assets *(Continued)*

**Company**

| | Other assets (HK$'000) |
|---|---|
| **Cost** | |
| At 1 January 2003 | 3,322 |
| Additions | 270 |
| Disposals | (48) |
| At 31 December 2003 | 3,544 |
| **Depreciation** | |
| At 1 January 2003 | 2,115 |
| Charge for the year | 460 |
| Written back on disposal | (40) |
| At 31 December 2003 | 2,535 |
| **Net book value** | |
| **At 31 December 2003** | **1,009** |
| At 31 December 2002 | 1,207 |

Other assets of the Group comprised mainly furniture, fixtures and repairable spare parts of vessels.

Analysis of cost and valuation of the Group's investment properties and land and buildings at 31 December 2003 is as follows:

| | Held in Hong Kong | | Held outside Hong Kong | | |
|---|---|---|---|---|---|
| | (long lease) (HK$'000) | (medium lease) (HK$'000) | (medium lease) (HK$'000) | (freehold) (HK$'000) | Total (HK$'000) |
| **Investment properties** | | | | | |
| Based on 2003 professional valuation | 204,000 | 1,908,816 | 359,388 | 53,000 | 2,525,204 |
| **Land and buildings** | | | | | |
| Based on directors' valuation in 1989 | 80,080 | – | – | – | 80,080 |
| At cost | 13,369 | 451,213 | 522,176 | – | 986,758 |
| | 93,449 | 451,213 | 522,176 | – | 1,066,838 |

All the investment properties are held for rental income under operating leases.

The investment properties were revalued on the open market value basis at 31 December 2003 by FPDSavills (Hong Kong) Limited and Chesterton Petty Limited, independent professional valuers.

## Note 10 Fixed Assets *(Continued)*

All other assets are stated at cost less accumulated depreciation.

The gross carrying amounts of vessels held for use in operating lease were HK$59,672,000 (2002: HK$59,672,000) and the related accumulated depreciation charges were HK$51,857,000 (2002: HK$48,545,000).

Investment properties reclassified from properties under development included finance costs capitalised during the year of HK$930,000 (2002: investment properties and properties under development included finance costs capitalised of HK$1,926,000 and HK$1,562,000 respectively).

## Note 11 Subsidiaries

| | Company | |
|---|---|---|
| | **2003 (HK$'000)** | 2002 (HK$'000) |
| Unlisted shares, at cost | **20,100** | 20,100 |
| Amounts due by subsidiaries less provision | **4,983,206** | 5,558,575 |
| Amounts due to subsidiaries | **(901,340)** | (850,777) |
| | **4,101,966** | 4,727,898 |

Particulars regarding the principal subsidiaries are set out on pages 87 to 89.

## Note 12 Associates

| | Company | |
|---|---|---|
| | **2003 (HK$'000)** | 2002 (HK$'000) |
| Unlisted shares, at cost | **678** | 678 |
| Amount due by an associate less provision | **1,954** | 1,954 |
| | **2,632** | 2,632 |

| | Group | |
|---|---|---|
| | | (Restated) |
| | **2003 (HK$'000)** | 2002 (HK$'000) |
| Share of net assets | **300,584** | 275,549 |
| Subordinated loans | **–** | 49,957 |
| Amounts due by associates less provision | **291,507** | 616,320 |
| Amounts due to associates | **(2,846)** | (2,851) |
| | **288,661** | 663,426 |
| | **589,245** | 938,975 |

Particulars regarding the principal associates are set out on pages 87 to 89.

## Note 13 Joint Ventures

### a) Jointly controlled entities

| | Company | |
|---|---|---|
| | **2003 (HK$'000)** | 2002 (HK$'000) |
| Capital contribution, at cost | **4,972** | – |

| | Group | |
|---|---|---|
| | **2003 (HK$'000)** | 2002 (HK$'000) |
| Share of net assets | **17,111** | 23,005 |
| Goodwill, unamortised | **1,672** | 2,230 |
| Amounts due by jointly controlled entities | **35,218** | 47,779 |
| | **54,001** | 73,014 |

Following further acquisition of interest in an investee company, the said company was reclassified as a jointly controlled entity during the year. In view of the continual losses incurred by the said company, the directors are of the opinion that the goodwill in the sum of HK$65,898,000 be considered to be impaired based on the directors' estimate of the inflow of economic benefits and charged to the consolidated profit and loss account.

The Group's share of results of jointly controlled entities included amortisation of goodwill of HK$558,000 (2002: HK$1,107,000).

### b) Jointly controlled assets

At the balance sheet date, the aggregate amounts of assets and liabilities recognised in the financial statements relating to the Group's interests in jointly controlled assets are as follows:

| | Group | |
|---|---|---|
| | **2003 (HK$'000)** | 2002 (HK$'000) |
| **Assets** | | |
| Fixed assets | **287,000** | – |
| Properties under development | – | 1,380,569 |
| Inventories | **154,772** | – |
| Sale proceeds of properties held by stakeholders | **662,194** | 780,846 |
| Debtors and deposits | **31,569** | 36,514 |
| Cash and bank balances | **18,572** | 28,507 |
| | **1,154,107** | 2,226,436 |
| **Liabilities** | | |
| Creditors and accrued charges | **328,955** | 1,325,552 |

Particulars regarding principal joint ventures are set out on pages 87 to 89.

## Note 14 Investments

| | Group | | Company | |
|---|---|---|---|---|
| | **2003 (HK$'000)** | 2002 (HK$'000) | **2003 (HK$'000)** | 2002 (HK$'000) |
| **Investment securities** | | | | |
| Listed shares in Hong Kong, | | | | |
| at cost less impairment losses | **4,694** | 4,694 | **–** | – |
| Unlisted shares, | | | | |
| at cost less impairment losses | **840,962** | 926,395 | **234,723** | 244,892 |
| | **845,656** | 931,089 | **234,723** | 244,892 |
| **Others** | | | | |
| Interest in joint venture in Mainland China, | | | | |
| at cost less impairment losses | **–** | 2,629 | **–** | – |
| Club debentures, at cost | **140** | 140 | **–** | – |
| | **140** | 2,769 | **–** | – |
| Amounts due by investee companies | **28,190** | 65,105 | **125** | 125 |
| Amounts due to investee companies | **–** | (4,104) | **–** | (4,104) |
| | **28,190** | 61,001 | **125** | (3,979) |
| | **873,986** | 994,859 | **234,848** | 240,913 |
| Market value of listed shares | **7,903** | 5,346 | **–** | – |

## Note 15 Goodwill

| | Group (HK$'000) |
|---|---|
| **Cost** | |
| At 1 January 2003 | – |
| Additions through acquisition of subsidiaries | 44,134 |
| At 31 December 2003 | 44,134 |
| **Amortisation and impairment loss** | |
| At 1 January 2003 | – |
| Amortisation for the year | 3,186 |
| Impairment losses recognised in the year | 2,045 |
| At 31 December 2003 | 5,231 |
| **Carrying amount** | |
| **At 31 December 2003** | **38,903** |
| At 31 December 2002 | – |

In view of the subsidiaries' financial performances, the directors are of the opinion that the carrying amount of the goodwill amounting to HK$2,045,000 (2002: nil) has been impaired and should not be carried forward in the financial statements. Accordingly, the amount has been recognised as an impairment loss based on the directors' estimate of the inflow of economic benefits and charged to the consolidated profit and loss account.

The amortisation periods adopted for goodwill are 5 to 10 years.

## Note 16 Inventories

| | Group | |
|---|---|---|
| | **2003 (HK$'000)** | 2002 (HK$'000) |
| Properties | **1,761,229** | 3,306,621 |
| Spare parts | **102,914** | 123,132 |
| Others | **2,548** | 2,816 |
| | **1,866,691** | 3,432,569 |

The gross carrying amounts of properties held for use in operating leases were HK$28,119,000 (2002: HK$20,020,000).

## Note 17 Trade Debtors and Creditors - Ageing Analysis

The Group maintains defined credit policies on its trade debtors, dependent on market requirements and businesses which they operate. The ageing analysis of trade debtors is as follows:

| | Group | |
|---|---|---|
| | **2003 (HK$'000)** | 2002 (HK$'000) |
| 0 - 30 days | **81,165** | 56,573 |
| 31 - 60 days | **25,541** | 18,359 |
| 61 - 90 days | **5,208** | 788 |
| over 90 days | **45,083** | 47,028 |
| | **156,997** | 122,748 |

The ageing analysis of trade creditors is as follows:

| | Group | |
|---|---|---|
| | **2003 (HK$'000)** | 2002 (HK$'000) |
| 0 - 30 days | **445,771** | 173,853 |
| 31 - 60 days | **9,795** | 3,956 |
| 61 - 90 days | **4,974** | 735 |
| over 90 days | **1,800** | 37,885 |
| | **462,340** | 216,429 |

## Note 18 Provision for Employee Benefits

Provision for employee benefits represents cost of accumulating compensated absences that the Group expects to pay.

| | Group | | Company | |
|---|---|---|---|---|
| | **2003 (HK$'000)** | 2002 (HK$'000) | **2003 (HK$'000)** | 2002 (HK$'000) |
| At 1 January | **28,700** | 31,221 | **2,594** | 2,010 |
| Additions through acquisition of subsidiaries | **138** | – | **–** | – |
| Net amount (used)/provided during the year | **(2,648)** | (1,577) | **741** | 775 |
| Amount paid during the year | **(1,669)** | (944) | **(139)** | (191) |
| At 31 December | **24,521** | 28,700 | **3,196** | 2,594 |

## Note 19 Share Capital

| | 2003 | | 2002 | |
|---|---|---|---|---|
| | **Number of shares** | **(HK$'000)** | Number of shares | (HK$'000) |
| **Authorised** | | | | |
| Ordinary shares of HK$0.25 each | | | | |
| At 1 January | **4,000,000,000** | **1,000,000** | 2,000,000,000 | 500,000 |
| Increase in authorised share capital | **–** | **–** | 2,000,000,000 | 500,000 |
| At 31 December | **4,000,000,000** | **1,000,000** | 4,000,000,000 | 1,000,000 |
| **Issued and fully paid** | | | | |
| Ordinary shares of HK$0.25 each | | | | |
| At 1 January | **1,942,433,910** | **485,608** | 1,553,947,128 | 388,486 |
| Shares issued under the rights issue | **–** | **–** | 388,486,782 | 97,122 |
| At 31 December | **1,942,433,910** | **485,608** | 1,942,433,910 | 485,608 |

The Company had a share option scheme which was adopted on 18 May 1993 (the 1993 share option scheme) and terminated on 31 May 2002. A new share option scheme was adopted on 31 May 2002 (the 2002 share option scheme). During the year, no options to subscribe for ordinary shares in the Company were granted under the 2002 share option scheme.

Pursuant to the 1993 share option scheme, options to purchase ordinary shares in the Company were granted to eligible directors and employees. The options were granted at an exercise price equal to 80% of the average closing price of the existing shares of the Company on The Stock Exchange of Hong Kong Limited on the five trading days immediately preceding the date of offer of such options. The options granted under the 1993 share option scheme are exercisable within a period of 5 years for those granted to employees and a period of 10 years for those granted to directors from the date of grant. At 31 December 2003, the outstanding options under the 1993 share option scheme were:

| Date of options granted | Exercise price | Number of share options |
|---|---|---|
| 24 March 1995 | HK$3.35 | 5,401,791 |
| 3 January 2000 | HK$1.15 | 25,669,565 |

Other details of the share option schemes are also disclosed under Disclosure of Interests (section (d)) in the Report of the Directors on pages 37 to 39.

## Note 20 Reserves

| | Group | | Company | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| | **(HK$'000)** | (HK$'000) | **(HK$'000)** | (HK$'000) |
| **Capital reserve account** | | | | |
| At 1 January | **113,650** | 130,302 | **–** | – |
| Transfer from profit and loss account | **21** | – | **–** | – |
| Restatement of goodwill previously charged upon dilution of interests in subsidiaries | **–** | 22,748 | **–** | – |
| Released upon realisation of assets | **(55,958)** | (39,400) | **–** | – |
| Released upon reclassification of assets | **(6,070)** | – | **–** | – |
| Transfer to investment property revaluation reserve account upon reclassification of assets | **(3,820)** | – | **–** | – |
| At 31 December | **47,823** | 113,650 | **–** | – |
| **Investment property revaluation reserve account** | | | | |
| At 1 January | | | | |
| - as originally stated | **–** | 8,758 | **–** | – |
| - effect of adopting SSAP 12 (revised) | **–** | (3,834) | **–** | – |
| - as restated | **–** | 4,924 | **–** | – |
| Surplus/(deficit) on revaluation | **49,605** | (8,758) | **–** | – |
| Reversal of deficit on revaluation previously charged to profit and loss account | **(35,024)** | – | **–** | – |
| Transfer to taxation in profit and loss account | **–** | 3,834 | **–** | – |
| Reversal of deferred tax previously charged to profit and loss account | **(4,464)** | – | **–** | – |
| Deferred tax charged for the year | **(787)** | – | **–** | – |
| Transfer from capital reserve account | **3,820** | – | **–** | – |
| At 31 December | **13,150** | – | **–** | – |
| **Share premium account** | | | | |
| At 1 January | **3,795,658** | 3,510,565 | **3,795,658** | 3,510,565 |
| Shares issued under the rights issue | **–** | 291,365 | **–** | 291,365 |
| Expenses on issuance of shares | **–** | (6,272) | **–** | (6,272) |
| At 31 December | **3,795,658** | 3,795,658 | **3,795,658** | 3,795,658 |
| **Capital redemption reserve account** | | | | |
| At 1 January and 31 December | **5,019** | 5,019 | **5,019** | 5,019 |

## Note 20 Reserves *(Continued)*

| | Group | | Company | |
|---|---|---|---|---|
| | **2003 (HK$'000)** | 2002 (HK$'000) | **2003 (HK$'000)** | 2002 (HK$'000) |
| **Exchange reserve account** | | | | |
| At 1 January | **1,940** | 4,389 | **–** | – |
| Exchange translation differences | **(965)** | (2,449) | **–** | – |
| At 31 December | **975** | 1,940 | **–** | – |
| **Profit and loss account** | | | | |
| At 1 January | | | | |
| - as originally stated | **1,802,636** | 1,567,695 | **802,726** | 567,467 |
| - effect of adopting SSAP 12 (revised) | **(20,574)** | (16,046) | **–** | – |
| - as restated | **1,782,062** | 1,551,649 | **802,726** | 567,467 |
| Profit for the year | **327,164** | 378,038 | **112,375** | 382,884 |
| | **2,109,226** | 1,929,687 | **915,101** | 950,351 |
| Transfer to capital reserve account | **(21)** | – | **–** | – |
| Dividends | **(97,122)** | (147,625) | **(97,122)** | (147,625) |
| At 31 December | **2,012,083** | 1,782,062 | **817,979** | 802,726 |
| | **5,874,708** | 5,698,329 | **4,618,656** | 4,603,403 |

At the balance sheet date, goodwill and negative goodwill included in the capital reserve account amounted to HK$34,121,000 and HK$10,199,000 (2002: HK$34,121,000 and HK$10,199,000) respectively. The financial adjustments of SSAP 12 (revised) on goodwill, negative goodwill and business combinations arising from earlier acquisitions before 1 January 2002 were not practicable to determine.

At the balance sheet date, reserves of the Company available for distribution to shareholders, as calculated under Section 79B of the Companies Ordinance, amounted to HK$817,979,000 (2002: HK$802,726,000).

The profits/(losses) retained by the Group are analysed as follows:

| | Company and subsidiaries (HK$'000) | Associates (HK$'000) | Jointly controlled entities (HK$'000) | Total (HK$'000) |
|---|---|---|---|---|
| **Retained profits/(losses) at 31 December 2003** | **1,868,255** | **158,034** | **(14,206)** | **2,012,083** |
| Retained profits/(losses) at 31 December 2002 (restated) | 1,673,240 | 136,812 | (27,990) | 1,782,062 |

## Note 21 Long-term Borrowings

| | Group 2003 (HK$'000) | Group 2002 (HK$'000) |
|---|---|---|
| **Bank loans repayable within a period** | | |
| Not exceeding 1 year | **68,850** | 323,271 |
| More than 1 year but not exceeding 2 years | **662,450** | 121,593 |
| More than 2 years but not exceeding 5 years | **496,450** | 1,741,639 |
| Less: Current portion included in current liabilities | **(68,850)** | (323,271) |
| | **1,158,900** | 1,863,232 |
| **Other loans repayable within a period** | | |
| More than 5 years | **5,000** | 5,000 |
| **Convertible guaranteed bonds** | | |
| Not exceeding 1 year | **296,820** | – |
| More than 1 year but not exceeding 2 years | **–** | 308,460 |
| Less: Current portion included in current liabilities | **(296,820)** | – |
| | **–** | 308,460 |
| | **1,163,900** | 2,176,692 |
| **Represented by:** | | |
| Bank loans (Note a) | **1,227,750** | 2,186,503 |
| Other loans (Note b) | **5,000** | 5,000 |
| Convertible guaranteed bonds (Note c) | **296,820** | 308,460 |
| Less: Current portion included in current liabilities | **(365,670)** | (323,271) |
| | **1,163,900** | 2,176,692 |

Notes:

a) Bank loans to the extent of HK$312,000,000 (2002: HK$327,503,000) are secured by charges on certain vessels of the Group of HK$567,345,000 (2002: HK$622,257,000).

The balance is secured by corporate guarantee of the Company. Bank loans to the extent of HK$530,750,000 (2002: HK$577,503,000) are repayable by instalments.

b) Other loans are unsecured and non-interest bearing.

## Note 21 Long-term Borrowings *(Continued)*

c) In July 1999, a subsidiary issued US$70 million convertible guaranteed bonds to finance the land premium and development costs of Cheung Sha Wan Shipyards redevelopment project. The bonds carry interest at 4.25% per annum payable annually in arrear. The bonds are guaranteed by the Company and listed on the Luxembourg Stock Exchange. Each holder of the bonds has the option to convert the bonds into shares of HK$0.25 each of the Company at a conversion price of HK$2.33 per share, subject to adjustment, with a fixed exchange rate of US$1.00 = HK$7.76 at any time between 27 July 1999 and 20 July 2004. *Unless previously purchased and cancelled, redeemed or converted, the bonds will be redeemed on 27 July 2004 at 132.5%* of their principal amount plus accrued interest. Provision for the redemption premium payable has been made in the accounts so as to provide a constant periodic rate of charge over the term of the bonds.

During the year, the subsidiary repurchased the convertible guaranteed bonds with an aggregate principal amount of US$1.5 million (2002: US$30.25 million) for a total consideration of HK$14,274,000 (2002: HK$271,329,000) and these bonds were then cancelled. An amount of HK$2,634,000 (2002: HK$36,589,000) representing the difference between the consideration paid and the principal amount of the bonds repurchased together with the redemption premium of these bonds previously provided of HK$2,661,000 (2002: HK$43,033,000) have been accounted for in the profit and loss account.

## Note 22 Minority Interests and Loans

| | Group | |
|---|---|---|
| | | (Restated) |
| | **2003** | 2002 |
| | **(HK$'000)** | (HK$'000) |
| Share of equity | **1,349,804** | 1,389,683 |
| Loans from minority shareholders | **2,608,461** | 3,250,569 |
| | **3,958,265** | 4,640,252 |

Loans from minority shareholders are unsecured and have no specific repayment terms. The Group has not provided any guarantee in favour of the minority shareholders in respect of the loans advanced. Amount to the extent of HK$779,694,000 (2002: HK$1,584,365,000) is interest bearing at HIBOR + 0.58% while the balance is non-interest bearing.

## Note 23 Consolidated Cash Flow Statement

### a) Acquisition of interests in subsidiaries

| | 2003 (HK$'000) | 2002 (HK$'000) |
|---|---|---|
| **Net assets acquired** | | |
| Fixed assets | **3,964** | 62 |
| Properties | **–** | 337,661 |
| Trade & other debtors, deposits and prepayments | **23,340** | 22,484 |
| Cash and bank balances | **19,870** | 13,482 |
| Trade & other creditors, deposits and accrued charges | **(17,175)** | (4,562) |
| Provision for employee benefits | **(138)** | – |
| | **29,861** | 369,127 |
| Interests in jointly controlled entities originally held by the Group | **(55,019)** | (369,127) |
| | **(25,158)** | – |
| Goodwill arising on acquisition | **44,134** | – |
| | **18,976** | – |
| **Satisfied by** | | |
| Offset of amounts due by the vendors to the Group | **18,976** | – |
| Consideration paid | **–** | – |
| Cash and cash equivalents acquired | **19,870** | 13,482 |
| Cash flow on acquisition of interests in subsidiaries | **19,870** | 13,482 |

The subsidiaries acquired during the year ended 31 December 2003 had loss before taxation of HK$16,714,000 for the period between the dates of acquisition and the balance sheet date. The subsidiaries acquired had no significant impact on cash flows of the Group for 2003. The subsidiary acquired during the year ended 31 December 2002 had no significant impact on the Group's profit before taxation and cash flows.

### b) Disposal of interest in a subsidiary

| | 2003 (HK$'000) | 2002 (HK$'000) |
|---|---|---|
| **Net assets disposed of** | | |
| Associates | **312,342** | – |
| Trade & other creditors, deposits and accrued charges | **(13)** | – |
| | **312,329** | – |
| Profit on disposal | **29,671** | – |
| | **342,000** | – |
| **Satisfied by** | | |
| Cash consideration | **342,000** | – |
| Consideration received | **342,000** | – |
| Cash and cash equivalents disposed of | **–** | – |
| Cash flow on disposal of interest in a subsidiary | **342,000** | – |

## Note 23 Consolidated Cash Flow Statement *(Continued)*

### c) Cash and cash equivalents

Cash and cash equivalents comprise time deposits, cash and bank balances. Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

| | **2003 (HK$'000)** | 2002 (HK$'000) |
|---|---|---|
| Time deposits | **1,500,684** | 809,510 |
| Cash and bank balances | **113,488** | 89,534 |
| | **1,614,172** | 899,044 |
| Time deposits with a maturity over three months | **(36,000)** | – |
| Time deposits pledged to a bank | – | (1,200) |
| Cash and cash equivalents in the cash flow statement | **1,578,172** | 897,844 |

Cash and cash equivalents at balance sheet date include cash and bank balances of HK$19,179,000 (2002: HK$17,936,000) held by subsidiaries which are not freely remissible to the Group because of currency exchange restrictions.

### d) Major non-cash transactions

During the year, the major non-cash transactions of the Group are as follows:

(i) The Group acquired certain subsidiaries at a total consideration of HK$18,976,000. The consideration was settled by the way of setoff against the amounts due by the vendors to the Group.

(ii) Interest in a jointly controlled entity at the carrying amount of HK$34,007,000 was exchanged for 60.29% equity interests in two subsidiaries.

(iii) Investment in an investee company at the carrying amount of HK$93,205,000 was transferred to interest in a jointly controlled entity upon further acquisition of interest in the said investee company.

## Note 24 Provident Fund Scheme

Pursuant to the Mandatory Provident Fund Schemes Ordinance, the Group has established a mandatory provident fund (MPF) scheme in December 2000. Since the Group has obtained exemption for its existing provident fund schemes, all staff were offered the choice of switching to the MPF scheme or staying in existing schemes. Where staff elected to join the MPF scheme, both the Group and staff are required to contribute 5% of the employees' relevant income (capped at HK$20,000). Staff may elect to contribute more than the minimum as a voluntary contribution.

Apart from the MPF scheme, the Group has two defined contribution fund schemes covering all qualified staff who joined the Group before 2 August 2000 and elected not to switch to the MPF scheme. The Group and its employees are each required to make contributions to the schemes calculated at 5% of the employees' basic salaries on a monthly basis.

The assets held under the MPF scheme and other defined contribution fund schemes are managed by independent trustees. The Group's contributions charged to the profit and loss account for the year ended 31 December 2003 were HK$20,206,000 (2002: HK$20,519,000). Under the defined contribution fund schemes, no forfeitures of employer's contributions resulting from leaving scheme members were applied to reduce the Group's contributions for both years. At the balance sheet date, forfeited contributions of HK$18,018,000 (2002: HK$13,577,000) were available to the Group to reduce the contributions to the schemes in future.

## Note 25 Commitments

### a) Capital commitments

| | Group | | Company | |
|---|---|---|---|---|
| | **2003 (HK$'000)** | 2002 (HK$'000) | **2003 (HK$'000)** | 2002 (HK$'000) |
| **Contracted but not provided for** | | | | |
| Capital expenditure | **30,457** | 13,188 | **–** | – |
| Capital contribution to jointly controlled entities | **9,650** | – | **9,198** | – |
| | **40,107** | 13,188 | **9,198** | – |
| **Authorised but not contracted for** | | | | |
| Capital expenditure | **11,568** | 24,511 | **–** | – |

In addition to the above, the Group's and the Company's share of capital commitments of a jointly controlled entity itself are as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2003 (HK$'000)** | 2002 (HK$'000) | **2003 (HK$'000)** | 2002 (HK$'000) |
| Contracted but not provided for | **1,468** | – | **–** | – |
| Authorised but not contracted for | **825** | – | **–** | – |
| | **2,293** | – | **–** | – |

### b) Lease commitments

The future aggregate minimum lease payments payable under non-cancellable operating leases are as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2003 (HK$'000)** | 2002 (HK$'000) | **2003 (HK$'000)** | 2002 (HK$'000) |
| Within one year | **3,435** | 3,905 | **–** | – |
| In the second to fifth year inclusive | **1,943** | 3,154 | **–** | – |
| | **5,378** | 7,059 | **–** | – |

The Group's operating leases are for terms ranging from 2 to 3 years.

## Note 25 Commitments *(Continued)*

**c) Future minimum lease payments receivable**

The future aggregate minimum lease payments receivable under non-cancellable operating leases are as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | **2003 (HK$'000)** | 2002 (HK$'000) | **2003 (HK$'000)** | 2002 (HK$'000) |
| Within one year | **64,618** | 68,808 | **–** | – |
| In the second to fifth year inclusive | **132,037** | 158,131 | **–** | – |
| Over five years | **8,770** | 14,308 | **–** | – |
| | **205,425** | 241,247 | **–** | – |

*The Group's operating leases are for terms ranging from 6 months to 9 years.*

**d)** At the balance sheet date, the Group had commitments under various contracts, entered into in the normal course of business, to complete property development projects at a total value of approximately HK$30,420,000 (2002: HK$687,122,000).

## Note 26 Contingent Liabilities

| | Group | | Company | |
|---|---|---|---|---|
| | **2003 (HK$'000)** | 2002 (HK$'000) | **2003 (HK$'000)** | 2002 (HK$'000) |
| Guarantees issued by the Company for credit facilities granted by third parties to subsidiaries | **–** | – | **915,800** | 1,998,500 |
| Guarantees issued by the Company for convertible guaranteed bonds issued by a subsidiary | **–** | – | **296,820** | 308,460 |
| Letters of credit outstanding | **163** | 930 | **–** | – |

## Note 27 Related Party Transactions

a) Details of significant related party transactions which were carried out on normal commercial terms and in the ordinary course of the Group's business are as follows:

| | Note | **2003 (HK$'000)** | 2002 (HK$'000) |
|---|---|---|---|
| Significant transactions with the STDM Group | (i) | | |
| Dividend received from STDM | | **16,845** | 18,331 |
| Ship tickets sold to the STDM Group | | **401,505** | 344,130 |
| Discount and commission paid to the STDM Group for sale of ship tickets | | **32,076** | 43,112 |
| Management and incentive fees received from STDM for management of hotels and Macau Tower Convention & Entertainment Centre (MTCEC) | | **31,262** | 24,593 |
| Fuel purchased from the STDM Group in Macau for shipping operations | | **78,531** | 80,490 |
| Income collected by the STDM Group for sale of ship tickets and related services in Macau | | **234,571** | 285,017 |
| Amount reimbursed to the STDM Group for expenses incurred in respect of TurboJET operations in Macau | | **126,914** | 149,889 |
| Costs and expenses incurred by the Group for management of MTCEC | | **17,988** | 111,524 |
| Gross operating revenue of MTCEC collected for STDM | | **13,757** | 44,624 |
| Charter hire income received from the STDM Group | | **20,176** | 106,726 |
| Temporary advances from STDM | | **62,697** | 19,584 |
| Significant transactions with China Travel Services (Hong Kong) Ltd. (CTSHK) | (ii) | | |
| Commission paid to CTSHK for sale of ship tickets | | **22,170** | 25,243 |
| Net income collected by CTSHK for sale of ship tickets and related services | | **110,578** | 138,880 |
| Amount reimbursed by Shun Tak Shipping Co., Ltd. (STS), STDM and its associates for expenses and resources shared by them | (i) | **41,191** | 37,709 |
| Interest expenses paid to minority shareholders of a subsidiary | | **18,832** | 52,349 |
| Insurance premium paid to an associate | | **46,084** | 27,733 |
| Construction cost paid to a joint venture | | **257,861** | 405,022 |

Notes:

(i) Dr. Stanley Ho, Dr. Cheng Yu Tung and Ms. Pansy Ho, directors of the Company, are directors of, and have beneficial interests in, STDM and STS. Ms. Daisy Ho, director of the Company, is a director of, and has beneficial interests in, STS. Mrs. Mok Ho Yuen Wing, Louise, director of the Company, is a director of, STDM and has beneficial interests in, STDM and STS. STDM and STS are substantial shareholders of the Company.

(ii) CTSHK is a subsidiary of China Travel International Investment Hong Kong Limited which is a minority shareholder of a subsidiary.

b) Certain related party transactions are also disclosed under Connected Transactions in the Report of the Directors on pages 31 to 35.

c) Amounts due to/by subsidiaries, associates, joint ventures and minority shareholders are disclosed in notes 11 to 13 and 22 to the financial statements.

## Note 28 Segment Information

### Business segments

**Group**

**2003**

| | Shipping (HK$'000) | Property (HK$'000) | Hospitality (HK$'000) | Investment and others (HK$'000) | Eliminations (HK$'000) | Consolidated (HK$'000) |
|---|---|---|---|---|---|---|
| **Turnover and revenue** | | | | | | |
| External turnover | 1,273,274 | 3,741,396 | 119,215 | 17,361 | – | 5,151,246 |
| Inter-segment turnover | 11,204 | 1,884 | – | – | (13,088) | – |
| Other revenues | 15,241 | 3,426 | 17,121 | 1,365 | – | 37,153 |
| | 1,299,719 | 3,746,706 | 136,336 | 18,726 | (13,088) | 5,188,399 |
| **Segment results** | 49,030 | 374,430 | 6,506 | 4,795 | – | 434,761 |
| Unallocated income | | | | | | 22,199 |
| Unallocated expenses | | | | | | (101,826) |
| Interest income | | | | | | 9,357 |
| Operating profit | | | | | | 364,491 |
| Finance costs | | | | | | (39,994) |
| Net investment loss | | | | | | (38,272) |
| Share of results of associates | – | 8,026 | 32,256 | 2,032 | – | 42,314 |
| Share of results of jointly controlled entities | (1,065) | 6,233 | (2,242) | (10,512) | – | (7,586) |
| Profit before taxation | | | | | | 320,953 |
| Taxation | | | | | | (21,620) |
| Minority interests | | | | | | 27,831 |
| Net profit for the year | | | | | | 327,164 |
| **Assets** | | | | | | |
| Segment assets | 1,705,214 | 8,043,209 | 653,737 | 928,472 | (2,305) | 11,328,327 |
| Associates | – | 266,240 | 320,636 | 2,369 | – | 589,245 |
| Joint ventures | 19,741 | 16,680 | 16,981 | 599 | – | 54,001 |
| Unallocated assets | | | | | | 935,234 |
| Total assets | | | | | | 12,906,807 |
| **Liabilities** | | | | | | |
| Segment liabilities | 198,863 | 2,154,142 | 10,083 | 768 | (2,305) | 2,361,551 |
| Unallocated liabilities | | | | | | 2,767,151 |
| Total liabilities | | | | | | 5,128,702 |
| **Other information** | | | | | | |
| Capital expenditure | 25,808 | 83,313 | 2,521 | – | | |
| Depreciation | 138,117 | 3,709 | 5,206 | 2,995 | | |
| Amortisation of goodwill | – | – | 1,140 | 2,046 | | |
| Surplus on revaluation of investment properties | – | 35,024 | – | – | | |

## Note 28 Segment Information *(Continued)*

### Business segments *(Continued)*

### Group

2002 (Restated)

| | Shipping (HK$'000) | Property (HK$'000) | Hospitality (HK$'000) | Investment and others (HK$'000) | Eliminations (HK$'000) | Consolidated (HK$'000) |
|---|---|---|---|---|---|---|
| **Turnover and revenue** | | | | | | |
| External turnover | 1,413,834 | 3,491,302 | 83,710 | 25,842 | – | 5,014,688 |
| Inter-segment turnover | 2,728 | 1,517 | – | – | (4,245) | – |
| Other revenues | 34,848 | 8,097 | 1,336 | 36 | – | 44,317 |
| | 1,451,410 | 3,500,916 | 85,046 | 25,878 | (4,245) | 5,059,005 |
| **Segment results** | 192,192 | 391,207 | 5,865 | 21,223 | – | 610,487 |
| Unallocated income | | | | | | 30,628 |
| Unallocated expenses | | | | | | (86,472) |
| Interest income | | | | | | 20,649 |
| Operating profit | | | | | | 575,292 |
| Finance costs | | | | | | (101,399) |
| Net investment gain | | | | | | 71,521 |
| Share of results of associates | – | 4,669 | 19,294 | (2,639) | – | 21,324 |
| Share of results of jointly controlled entities | – | 17,209 | (4,727) | (10,507) | – | 1,975 |
| Profit before taxation | | | | | | 568,713 |
| Taxation | | | | | | (40,876) |
| Minority interests | | | | | | (149,799) |
| Net profit for the year | | | | | | 378,038 |
| **Assets** | | | | | | |
| Segment assets | 1,669,278 | 10,805,568 | 608,562 | 998,233 | (50) | 14,081,591 |
| Associates | – | 587,883 | 347,846 | 3,246 | – | 938,975 |
| Joint ventures | 2,004 | 17,744 | 16,913 | 36,353 | – | 73,014 |
| Unallocated assets | | | | | | 276,091 |
| Total assets | | | | | | 15,369,671 |
| **Liabilities** | | | | | | |
| Segment liabilities | 164,515 | 2,996,986 | 12,800 | 129 | (50) | 3,174,380 |
| Unallocated liabilities | | | | | | 4,553,686 |
| Total liabilities | | | | | | 7,728,066 |
| **Other information** | | | | | | |
| Capital expenditure | 24,385 | 532,187 | 503,178 | 132 | | |
| Depreciation | 140,366 | 4,768 | 6,677 | 184 | | |
| Amortisation of goodwill | – | – | – | – | | |
| Deficit on revaluation of investment properties | – | 35,024 | – | – | | |

## Note 28 Segment Information *(Continued)*

**Geographical segments**

**Group**

**2003**

| | Hong Kong (HK$'000) | Macau (HK$'000) | Others (HK$'000) | Consolidated (HK$'000) |
|---|---|---|---|---|
| Turnover and revenue | **4,483,614** | **616,196** | **88,589** | **5,188,399** |
| Segment assets | **10,161,191** | **2,199,889** | **545,727** | **12,906,807** |
| Capital expenditure | **109,337** | **2,507** | **68** | |
| 2002 (Restated) | | | | |
| Turnover and revenue | 4,294,528 | 676,492 | 87,985 | 5,059,005 |
| Segment assets | 11,904,158 | 2,525,417 | 940,096 | 15,369,671 |
| Capital expenditure | 206,696 | 507,739 | 345,687 | |

## Note 29 Significant Subsequent Event

Subsequent to the balance sheet date and up to the date of this report, convertible guaranteed bonds with an aggregate principal amount of US$13.66 million were converted into 45,490,910 ordinary shares of HK$0.25 each at the conversion price of HK$2.33 per share.

## Note 30 Comparative Figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

## Note 31 Approval of Financial Statements

The financial statements were approved by the Board of Directors on 2 April 2004.

| | Place of incorporation/ Principal place of operation | Issued and paid up ordinary share capital/ registered capital/ (debt securities) | Percentage held by the Group | Principal activities |
|---|---|---|---|---|
| **SHIPPING** | | | | |
| Far East Hydrofoil Co., Ltd. | Hong Kong/ Hong Kong-Macau | HK$2,000 HK$5,000,000+ | 42.6 | shipping |
| Ocean Shipbuilding & Engineering Ltd. | Hong Kong | HK$200 HK$100,000+ | 42.6 | shipbuilding and repairs |
| Shun Tak Ferries Ltd. | Hong Kong | HK$2 | 100 | investment holding |
| Interdragon Ltd. | British Virgin Islands | US$10,000 | 60 | investment holding |
| Shun Tak-China Travel Ship Management Ltd. | Hong Kong/ Hong Kong-Macau | HK$200 HK$1,000,000+ | 42.6 | ship management |
| Glowfield Group Ltd. | British Virgin Islands | US$27 | 42.6 | investment holding |
| Shun Tak-China Travel Shipping Investments Ltd. | British Virgin Islands | US$10,000 | 42.6 | investment holding |
| Shun Tak-China Travel Ferries Ltd. | British Virgin Islands | US$2 | 42.6 | investment holding |
| Hongkong Macao Hydrofoil Co., Ltd. | Hong Kong/ Hong Kong-Macau | HK$10,000,000 | 42.6 | shipping |
| Conwick Investment Ltd. | Hong Kong/ Hong Kong-Macau | HK$2 HK$2+ | 42.6 | shipping |
| Ravenser Enterprises Ltd. | Hong Kong/ Hong Kong-Macau | HK$20 HK$1,000,000+ | 42.6 | shipping |
| Tai Tak Hing Shipping Co. Ltd. | Hong Kong/ Hong Kong-Macau | HK$200 HK$5,200,000+ | 42.6 | shipping |

| | Place of incorporation/ Principal place of operation | Issued and paid up ordinary share capital/ registered capital/ (debt securities) | Percentage held by the Group | Principal activities |
|---|---|---|---|---|
| **PROPERTY - HONG KONG** | | | | |
| Garraton Investment Ltd. | Hong Kong | HK$1,000 | 100 | property investment |
| Goform Ltd. | Hong Kong | HK$2 | 100 | property investment |
| Hocy Development Ltd. | Hong Kong | HK$2 | 100 | property investment |
| Iconic Palace Ltd. | Hong Kong | HK$20 | 100 | property investment and development |
| Bonsuric Co. Ltd. | Hong Kong | HK$2 | 100 | property development |
| Ranex Investments Ltd. | Hong Kong | HK$100 | 51 | property investment and development |
| Shun Tak Development Ltd. | Hong Kong | HK$27,840,000 | 100 | investment holding |
| Shun Tak Property Investment & Management Holdings Ltd. | Hong Kong | HK$2 | 100 | property investment and management |
| Shun Tak Yee Fai Construction JV Ltd.** | Hong Kong | HK$2^ | 50 | property construction |
| **PROPERTY - MACAU** | | | | |
| Eversun Co. Ltd. | Hong Kong/Macau | HK$200 | 100 | property investment |
| Nova Taipa - Urbanizações, Limitada | Macau | MOP10,000,000# | 25 | property investment and development |
| **PROPERTY - MAINLAND CHINA** | | | | |
| Shun Tak Cultural Centre Ltd. | Hong Kong | HK$10 | 60 | investment holding |
| Guangzhou Shun Tak Real Estate Co., Ltd.** | PRC | HK$130,000,000@ | 60 | property investment and development |

| | Place of incorporation/ Principal place of operation | Issued and paid up ordinary share capital/ registered capital/ (debt securities) | Percentage held by the Group | Principal activities |
|---|---|---|---|---|
| **HOSPITALITY** | | | | |
| Shun Tak, Serviços Recreativos, S.A. | Macau | MOP1,000,000 | 80 | property holding |
| Excelsior-Hoteis e Investimentos, Limitada** | Macau | MOP20,000,000# | 50 | hotel operation |
| Florinda Hotel International Ltd. | British Virgin Islands/ Macau | US$1 | 100 | hotel management |
| Sociedade de Turismo e Desenvolvimento Insular, S.A.R.L. | Macau | MOP200,000,000# | 35 | hotel & golf club operations |
| **FINANCE** | | | | |
| Shun Tak Finance Ltd. | Hong Kong | HK$2 | 100 | treasury |
| Shun Tak Finance (Overseas) Ltd. | Jersey | US$12<br>US$26,360* | 100<br>100 | treasury |
| Shun Tak Finance International Ltd. | British Virgin Islands | US$1<br>(US$38,250,000) | 100 | treasury |
| **OTHERS** | | | | |
| Shun Tak Technology Ventures Holdings Ltd. | Hong Kong | HK$2 | 100 | investment holding |

The above table lists the principal subsidiaries, associates and joint venture of the Group which, in the opinion of the directors, principally affect the results and net assets of the Group. To give full details of subsidiaries, associates and joint ventures would, in the opinion of the directors, result in particulars of excessive length.

Except Shun Tak Ferries Ltd., Shun Tak Development Ltd., Shun Tak Property Investment & Management Holdings Ltd. and Shun Tak Technology Ventures Holdings Ltd., which are 100% directly held by the Company, the interests in the remaining subsidiaries, associates and joint venture are held indirectly.

+ *Non-voting deferred shares*
* *Redeemable preference shares*
@ *Registered capital*
# *Associates*
^ *Joint venture*
** *Companies not audited by H.C. Watt & Co. Ltd.*

| | 2003 (HK$ million) | 2002 (HK$ million) | 2001 (HK$ million) | 2000 (HK$ million) | 1999 (HK$ million) |
|---|---|---|---|---|---|
| **Consolidated Profit and Loss Account** | | | | | |
| Turnover | **5,151** | 5,015 | 5,339 | 3,238 | 2,848 |
| Profit attributable to shareholders | **327** | 378 | 276 | 247 | 242 |
| Total dividends | **97** | 148 | 78 | 78 | 92 |
| **Consolidated Balance Sheet** | | | | | |
| Fixed assets | **4,289** | 4,297 | 3,451 | 3,280 | 3,028 |
| Associates | **589** | 939 | 1,024 | 1,105 | 1,098 |
| Joint ventures | **54** | 73 | 423 | 369 | 481 |
| Investments | **874** | 995 | 483 | 437 | 366 |
| Goodwill | **39** | – | – | – | – |
| Mortgage loans receivable | **1,626** | 1,556 | 652 | 30 | 30 |
| Deferred tax assets | **7** | 12 | – | – | – |
| Net current assets | **4,133** | 5,322 | 8,567 | 11,215 | 10,392 |
| Employment of capital | **11,611** | 13,194 | 14,600 | 16,436 | 15,395 |
| Share capital | **486** | 486 | 389 | 389 | 385 |
| Reserves | **5,875** | 5,698 | 5,226 | 5,018 | 4,836 |
| Proposed dividend | **68** | 68 | 47 | 47 | 77 |
| Shareholders' funds | **6,429** | 6,252 | 5,662 | 5,454 | 5,298 |
| Minority interests and loans | **3,958** | 4,640 | 5,233 | 4,589 | 4,148 |
| Long-term borrowings | **1,164** | 2,177 | 3,560 | 6,277 | 5,860 |
| Provision for premium on redemption of convertible guaranteed bonds | **–** | 69 | 86 | 51 | 15 |
| Deferred tax liabilities | **60** | 56 | 59 | 65 | 74 |
| Capital employed | **11,611** | 13,194 | 14,600 | 16,436 | 15,395 |
| Number of issued and fully paid shares (million) | **1,942** | 1,942 | 1,554 | 1,554 | 1,538 |

*Number of issued and fully paid shares is based on the number of shares in issue as at balance sheet date.*

*Only 2002 comparative figures presented above have been restated to comply with the revised SSAP 12.*

| | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| **Performance Data** | | | | | |
| Earnings per share (HK cents) | | | | | |
| - Basic | **16.8** | 20.5 | 16.5 | 14.8 | 14.7 |
| - Diluted | **16.7** | 20.5 | n/a | n/a | n/a |
| Dividends per share (HK cents) | | | | | |
| - Interim | **1.5** | 3.5 | 2.0 | 2.0 | 1.0 |
| - Final | **3.5** | 3.5 | 3.0 | 3.0 | 5.0 |
| Dividend cover | **3.4** | 2.9 | 3.3 | 3.0 | 2.5 |
| Current ratio | **4.2** | 3.4 | 7.5 | 13.1 | 7.7 |
| Gearing (%) | **–** | 25.6 | 61.7 | 104.2 | 103.8 |
| Return on shareholders' funds (%) | **5.1** | 6.0 | 4.9 | 4.5 | 4.6 |
| Return on capital employed (%) | **2.8** | 2.9 | 1.9 | 1.5 | 1.6 |
| Net asset value per share (HK$) | **3.3** | 3.2 | 3.6 | 3.5 | 3.4 |

*Gearing represents the ratio of net borrowings to shareholders' funds.*

| | | | | | |
|---|---|---|---|---|---|
| **Headcount by Division** | | | | | |
| Head Office | **129** | 123 | 128 | 114 | 103 |
| Shipping | **1,654** | 1,701 | 1,756 | 1,770 | 1,737 |
| Property | **263** | 170 | 125 | 31 | 31 |
| Hospitality | **63** | 99 | 92 | 129 | 159 |

**NOTICE** is hereby given that the annual general meeting of Shun Tak Holdings Limited will be held at the Golden Restaurant, Macau Jockey Club (HK) Club House, 1st Floor, China Merchants Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on Thursday, 3 June 2004 at 2:30 p.m. for the following purposes:

1. To consider and receive the audited financial statements and the reports of the directors and auditors for the financial year ended 31 December 2003.

2. To declare a final dividend.

3. To elect directors and to fix the remuneration of the directors.

4. To appoint auditors and to fix their remuneration.

5. As special business to consider and, if thought fit, pass the following resolution as an ordinary resolution:

## ORDINARY RESOLUTION

"**That**:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be repurchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;

ii. the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

6. As special business to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

## ORDINARY RESOLUTIONS

(I) "**That**:

(a) subject to paragraph (c) of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of any rights of subscription or conversion under any existing warrants, bonds, debentures, notes and other securities issued by the Company which carry rights to subscribe for or are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted or will be adopted for the grant or issue of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus;

(bb) (if the directors of the Company are so authorised by a separate resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly;

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;

ii the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares of the Company or issue of options, warrants, or other securities giving the right to subscribe for shares of the Company, open for a period fixed by the directors of the Company to holders of shares whose names appear on the register of members of the Company (and, where appropriate, to holders of other securities entitled to the offer) on a fixed record date in proportion to their then holdings of such shares of the Company (or, where appropriate, such other securities), (subject in all cases to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

(II) "**That** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution (I) in item 6 of the notice of this meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution.".

By Order of the Board

**Ambrose So**
*Company Secretary*
Hong Kong, 2 April 2004

*Registered Office:*
Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

*Notes:*

1. A member of the Company entitled to attend, and vote at, the meeting convened by the notice is entitled to appoint one or two proxies to attend and on a poll vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy must be deposited at the Company's registered office together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

3. The register of members will be closed from Monday, 31 May 2004 to Thursday, 3 June 2004, both days inclusive, during which period no transfer of shares will be effected. In order to determine entitlements to the final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Room 1901-1905, 19/F., Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 28 May 2004.

4. With regard to item 5 above, the directors wish to draw the attention of the shareholders to the circular which summarises the more important provisions of the Listing Rules relating to the repurchase of shares on The Stock Exchange of Hong Kong Limited by a company and will be despatched to the shareholders together with the Annual Report 2003. The present general mandate to repurchase shares given by the shareholders expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.

5. With regard to item 6 above, the directors wish to state that, currently, they have no plans to issue any additional new shares of the Company (other than pursuant to any of items (ii), (iii) or (iv) contained in paragraph (c) of the Resolution (I)). The present general mandate to issue shares given by the shareholders expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.

## 董事會

**何鴻燊博士**
集團行政主席

**羅保爵士**
獨立非執行董事

**關超然先生**
獨立非執行董事

**拿督鄭裕彤博士**
非執行董事

**莫何婉穎女士**
非執行董事

**何超瓊女士**
董事總經理

**何超鳳女士**
副董事總經理

**蘇樹輝博士**
執行董事

**㵘永明先生**
執行董事

**謝天賜先生**
執行董事

**陳偉能先生**
執行董事

**何超蕸女士**
執行董事

**岑康權先生**
執行董事

## 審核委員會

**關超然先生**
審核委員會主席

**羅保爵士**

**莫何婉穎女士**

## 公司秘書

**蘇樹輝博士**

## 註冊辦事處

香港中環干諾道中二百號
信德中心西座
三十九字頂樓
電話：(852) 2859 3111
傳真：(852) 2857 7181
網址：www.shuntakgroup.com
電郵：enquiry@shuntakgroup.com

## 核數師

屈洪疇會計師事務所有限公司

## 律師

諾頓羅氏

## 主要往來銀行

中國銀行（香港）有限公司
恒生銀行有限公司
中國工商銀行（亞洲）有限公司
中國建設銀行香港分行
法國巴黎銀行香港分行
東方滙理銀行
香港上海滙豐銀行有限公司

## 股票註冊及過戶辦事處

香港中央證券登記有限公司
香港皇后大道東一百八十三號
合和中心十九樓
一九零一至一九零五室

## 美國預托股份機構

紐約銀行

## 股份掛牌

本公司之股份在香港聯合交易所有限公司上市買賣；
並以美國預托股份形式，在美國進行場外買賣。

# 集團發展

信德集團有限公司於一九七二年成立，並於一九七三年在香港聯合交易所上市，是一家建基香港的大型綜合企業，經營三大核心業務 — **船務**、**酒店及消閒**，以及**地產業務**。

集團以船務部門為業務發展的基石。集團的創始可追溯至一九六一年，當年信德集團的主要股東信德船務有限公司（「信德船務」）宣告成立，並在翌年澳門旅遊娛樂有限公司（「澳門娛樂」）獲得澳門地區博彩事業的專營權後，隨即開辦來往港澳兩地的渡輪服務。集團前身為信德企業有限公司（「信德企業」），於一九七二年成立，透過附屬公司遠東水翼船務有限公司，提供港澳線高速渡輪服務。

隨著華南和香港經濟於八十年代逐漸蓬勃，信德企業開展長期的多元化業務計劃，首先進軍與旅遊有關的行業，如酒店和飲食行業，其後更擴展至地產業務。透過持有大型商業、住宅及商鋪物業項目之權益，包括寶翠園及昇悅居，集團成功在香港地產市場建立顯著地位。

一九九零年，信德企業正式易名為信德集團有限公司，反映集團的多元化業務。兩年後，集團購入澳門娛樂百分之五權益；澳門娛樂為澳門最具發展動力的企業。二零零二年，集團策略性地將持有澳門娛樂的權益增至百分之十一點四八，並與澳門娛樂合營船務業務，進一步加強集團的船務、酒店及消閒業務的長遠發展前景。澳門娛樂持有澳門博彩股份有限公司（「澳門博彩」）百分之八十權益，而澳門博彩自澳門博彩業於二零零二年開放，獲澳門特別行政區政府授予幸運博彩經營合約。

為配合加強船務部門及提高其市場佔有率的策略性部署，集團與中旅僑福船務有限公司於一九九九年完成合併彼此的船務業務，並由合營企業信德中旅船務投資有限公司以「噴射飛航」的品牌經營及管理。

今天，集團擁有亞洲最龐大的高速客運渡輪船隊之一，更是唯一提供往來港澳兩地二十四小時渡輪服務的船務公司。船隊經營往來香港與澳門，以及包括深圳和廣州在內持續擴展的珠江三角洲航線，為旅客提供快捷、舒適和可靠的服務。二零零三年九月，船務部推出一個全新航線網絡，連繫珠江三角洲主要國際機場，將其船務網絡拓展成為一個跨區域的交通運輸平台，為國際航空乘客提供服務。

信德集團在港澳兩地僱有員工逾二千一百名，是一家業務遍及珠江三角洲的多元化綜合企業之一。

## 船務

- 噴射飛航
- 機場噴射飛航
- 船廠



# 酒店及消閒業務

- 澳門旅遊塔會展娛樂中心
- 酒店投資
- 酒店管理
- 私人會所





## 地產

- 發展
- 投資
- 管理

**何鴻燊博士**
G.B.S.
集團行政主席
八十二歲

何鴻燊博士為集團創辦人兼行政主席，自集團於一九七二年成立以來即擔任集團董事。他還兼任本公司若干附屬公司之董事、信德船務有限公司*董事及上市之新濠國際發展有限公司主席。

何博士現任香港地產建設商會會長、香港大學教研發展基金永遠榮譽主席，以及香港理工大學顧問委員會成員。

此外，何博士為香港公益金名譽副會長、香港明天更好基金信託人和演藝學院友誼社贊助人。

何博士於二零零三年獲香港特別行政區政府頒予金紫荊星章。

在澳門，何博士為澳門旅遊娛樂有限公司*總經理、澳門博彩股份有限公司行政總裁、澳門國際機場專營公司董事會副主席、誠興銀行董事會主席、澳門賽馬會董事局主席、澳門特別行政區經濟委員會委員，以及澳門基金會信託委員。

何博士現任第十屆中國人民政治協商會議常務委員會委員。

**羅保爵士**
C.B.E., LL.D., J.P.
獨立非執行董事
八十一歲

羅保爵士於一九九四年獲委任為獨立非執行董事。羅爵士乃香港公益金之名譽副會長及香港善導會之副贊助人。此外，羅爵士亦為香港工商專聯信託委員會委員及香港明愛理事會成員。

**關超然先生**
M.A. (CANTAB), F.C.A.,
F.H.K.S.A., retired C.P.A., J.P.
獨立非執行董事
六十七歲

關超然先生於一九九四年獲委任為獨立非執行董事，曾任德勤 • 關黃陳方會計師行主席。

**拿督鄭裕彤博士**
DPMS, LLD (Hon), DBA (Hon), DSSc (Hon)
非執行董事
七十八歲

鄭裕彤博士自一九八二年起擔任本公司董事、身兼信德船務有限公司*及澳門旅遊娛樂有限公司*董事。鄭博士為新世界發展有限公司主席，新世界酒店（集團）有限公司及周大福企業有限公司主席及恒生銀行有限公司董事。

**莫何婉穎女士**
非執行董事
七十五歲

莫何婉穎女士乃集團行政主席何鴻燊博士之胞妹，於一九九九年三月獲委任為非執行董事。莫太為澳門旅遊娛樂有限公司*董事及監察委員會委員。

* 信德船務有限公司及澳門旅遊娛樂有限公司為本公司之主要股東

**何超瓊女士**
董事總經理
四十一歲

何超瓊女士乃集團行政主席何鴻燊博士之千金，一九九五年一月獲委任為本集團執行董事，並於一九九九年六月獲委任為本集團董事總經理。何女士亦兼任本公司若干附屬公司及信德船務有限公司*董事。

何女士同時亦為信德中旅船務投資有限公司行政總裁兼董事、直接掌管本集團船務業務。何女士亦身兼澳門旅遊娛樂有限公司*董事、澳門旅遊塔會展娛樂中心主席及澳門航空股份有限公司執行董事。

在香港，職務包括香港公益金執行委員會委員及董事局成員、香港大學教研發展基金有限公司創會名譽顧問及董事局成員，及香港明天會更好基金顧問委員會委員。在國內，何女士現任政協北京市委員會委員、中華全國工商聯執行委員會委員暨工商聯旅遊業商會副會長，以及廣東外商公會常務副會長。

何女士擁有美國加州聖克萊大學市場學及國際商業管理學士學位。

**何超鳳女士**
副董事總經理
三十九歲

何超鳳女士乃集團行政主席何鴻燊博士之千金，一九九四年一月加入本集團，同年十月獲委任為執行董事。何女士於一九九九年六月成為副董事總經理及於同年十月出任財務總監一職。她還兼任本公司若干附屬公司及信德船務有限公司*董事。

何女士現時除參與本集團之策劃及開發外，也負責整體之財務活動，以及物業銷售及投資。

何女士擁有加拿大多倫多大學工商管理碩士學位（主修財務）和南加州大學學士學位（主修市場學）。

何女士亦為香港地產建設商會執行委員會委員、香港地產行政學會之成員、香港加拿大國際學校之校董局顧問、The Dean's Advisory Board of University of Toronto 之香港顧問及香港加拿大商會駐港總監。

**蘇樹輝博士**
執行董事
五十三歲

蘇樹輝博士於一九七五年加入本集團，一九九一年獲委任為執行董事。蘇博士亦兼任本公司若干附屬公司之董事。蘇博士為香港大學教研發展基金會董事。蘇博士為中國人民政治協商會議第十屆全國委員會委員及中華民族文化促進會副主席。

蘇博士為特許秘書及行政人員公會會員，現任本集團之公司秘書，負責集團之行政及企業拓展事務。

蘇博士為香港大學理學士並獲企業管理學博士學位。

* 信德船務有限公司及澳門旅遊娛樂有限公司為本公司之主要股東

### 禤永明先生
執行董事
六十二歲

禤永明先生於一九七九年加入本集團，一九九一年獲委任為執行董事。他還兼任本公司若干附屬公司之董事，現負責集團之策略性規劃、企業發展及與金融和投資有關的事務。

禤先生為澳門誠興銀行之執行董事兼行政總裁和澳門國際機場專營公司及在葡國里斯本上市之Estoril Sol, SGPS 公司之執行董事。禤先生亦為英國特許銀行學會資深會員及香港證券學會會員。禤先生亦為澳門特別行政區經濟委員會委員。

### 謝天賜先生
執行董事
五十一歲

謝天賜先生於一九八一年加入本集團，一九九一年獲委任為執行董事。他還兼任本公司若干附屬公司之董事。

謝先生是亞太航空公司及港聯直升機有限公司之行政總裁。

### 陳偉能先生
執行董事
五十六歲

陳偉能先生於一九八七年加入本集團，一九九一年獲委任為執行董事。他還兼任本公司若干附屬公司之董事。

陳先生目前為香港地產建設商會董事會成員、香港房地產建築業協進會監事會之監事長和英國物業顧問學會及香港地產行政學會資深會員，負責本集團之物業發展及投資事務。

陳先生亦為中國廣東省政協委員。

### 何超瓊女士
執行董事
三十六歲

何超瓊女士乃集團行政主席何鴻燊博士之千金，何女士於一九九六年九月加入本集團並於二零零一年六月獲委任為執行董事。何女士亦兼任本公司若干附屬公司之董事。

自加入本集團以來，何女士一直掌管物業管理部門之策劃及營運。何女士為香港地產行政學會之成員、香港地產建設商會、國際專業保安協會香港分會、香港工業總會及香港設施管理學會之會員。何女士亦持有地產代理（個人）牌照。

何女士擁有美國 Pepperdine University 大眾傳播及心理學學士學位。

### 岑康權先生
執行董事
四十九歲

岑康權先生於一九九二年加入本集團，並由二零零四年四月十四日起獲委任為執行董事，岑先生亦兼任本公司若干附屬公司之董事，主要負責本集團之投資事務。岑先生畢業於美國加州柏克萊大學，獲工商管理碩士學位。岑先生乃澳門旅遊娛樂有限公司*之監察委員會委員。

- **於一月**，集團完成與澳門旅遊娛樂有限公司（「澳門娛樂」）於二零零二年末簽訂之一項協議，將其位於澳門氹仔一幅面積九萬九千平方米之酒店及商業用地的百分之二十發展權益轉讓予澳門娛樂，作價約港幣一億元。

- **於二月**，集團與由七家國際及本地銀行組成之銀團簽署一份港幣二十五億元之循環信貸及定期貸款協議，以配合集團之一般企業融資需求。

- **於四月**，集團完成出售於虹橋上海城非核心投資百分之十五少數股東實益權益，作價港幣三億四千二百萬元，獲利港幣二千九百七十萬元。

- **於四月**，集團與宜昌港務集團有限公司策略性組成佔百分之四十二點八六權益之合營公司，於中華人民共和國湖北省宜昌市長江沿岸興建及經營一個客運碼頭和一個旅遊碼頭。

- **於六月**，集團船務部為港澳航線推出一連串推廣活動，以消弭因嚴重急性呼吸系統綜合症所帶來的影響。該等活動令有關航線的載客量及上座率旋即回升。

- **於七月**，澳門寰鼎（威斯登）度假酒店之翻新工程竣工，讓住客可享受更舒適的環境。

- **於九月**，集團船務部推出全新「機場噴射飛航」服務，提供往來香港國際機場，以及深圳和澳門之間的渡輪服務，為集團一重要里程碑，有助其船務網絡由區域性服務拓展成為一個跨區域的交通運輸平台，為國際航空乘客提供服務。

- 集團位於西九龍的豪華住宅發展項目昇悅居第一及第二期，包括七幢優質住宅大廈，已分別**於九月**及**十二月**竣工。

- **於十月**，昇悅居加入集團物業管理部的物業管理組合。

- **截至年底**，集團之財務狀況回復至淨現金狀況。

# 財務摘要及派息時間表

**財務摘要**

| | 2003<br>(港幣千元) | (重新列賬)<br>2002<br>(港幣千元) |
|---|---|---|
| 營業額 | **5,151,246** | 5,014,688 |
| 股東應佔溢利 | **327,164** | 378,038 |
| 股東權益 | **6,428,301** | 6,251,922 |
| 每股盈利(港仙) | | |
| 一 基本 | **16.8** | 20.5 |
| 一 攤薄後 | **16.7** | 20.5 |
| 每股股息(港仙) | **5.0** | 7.0 |
| 每股資產淨值(港元) | **3.3** | 3.2 |

每股基本盈利乃根據年內已發行股份之加權平均數 1,942,433,910 股(二零零二年: 1,843,202,631 股)計算。每股攤薄後盈利乃根據就所有具攤薄潛力之普通股作出調整後的已發行股份之加權平均數 1,955,156,107 股(二零零二年: 1,846,842,345 股)計算。

**派息時間表**

| | |
|---|---|
| 公佈派發末期股息 | 二零零四年四月二日 |
| 最後遞交過戶文件時間 | 二零零四年五月二十八日下午四時 |
| 暫停辦理股份過戶登記手續 | 二零零四年五月三十一日至六月三日 |
| 股東週年常會 | 二零零四年六月三日 |
| 寄發股息單予股東 | 二零零四年六月十八日 |



**有賴集團員工的合作和努力，以及與策略性夥伴的創意聯盟，集團迅速從沙士後的經濟逆境反彈。**

於二零零三年，嚴重急性呼吸系統綜合症（以下簡稱「沙士」）爆發，嚴重打擊區內旅遊相關行業，本集團亦不能倖免。上半年面對該突發性和嚴重事件，我們立即採取多項嚴謹成本控制措施和推廣活動，並於二零零三年九月在香港國際機場海天客運碼頭推出跨境渡輪服務，令集團船務網絡大幅擴展。

二零零三年下半年，有賴集團員工的合作和努力，以及與策略性夥伴的創意聯盟，集團迅速從沙士後的經濟逆境反彈。截至回顧年度年底，集團整體表現已回復至沙士前水平，其中個別部門於年內下半年的成績更超越去年同期。總括而言，截至二零零三年年度止，集團已進一步強化其作為珠江三角洲旅遊及酒店消閒服務經營者的翹楚地位。

截至二零零三年十二月三十一日止年度，集團的股東應佔溢利為港幣三億二千七百二十萬元，較二零零二年的港幣三億七千八百萬元的溢利減少百分之十三點四。營業額為港幣五十一億五千一百二十萬元，較上一年度的港幣五十億一千四百七十萬元增加百分之二點七。每股基本盈利為十六點八港仙（二零零二年：二十點五港仙）。

董事會建議派發末期股息每股三點五港仙（二零零二年：三點五港仙），派息建議必須於二零零四年六月三日舉行的股東週年常會由股東通過，方為生效。連同已派發中期股息每股一點五港仙（二零零二年：三點五港仙），本年度的派息總額為每股五港仙（二零零二年：七港仙）。

集團的船務投資旗艦信德中旅船務投資有限公司（「信德中旅船務」），在港澳航線上一直穩守其長久市場領導地位。二零零三年第二季，雖然因沙士爆發而導致載客量大幅下降，然而船務部於二零零三年年度仍錄得經營溢利，總載客量超過九百萬人次。面對沙士帶來的嚴重影響，信德中旅船務迅速採取有效措施，包括重組航班和調配船隻以提升上座率及控制經營成本。當香港和廣東地區的旅遊警告於五月底解除後，船務部迅即與澳門特別行政區政府合作，針對港澳航線推出一連串推廣活動。該等活動成功令旅客於二零零三年下半年重訪澳門。此外，自二零零三年七月，廣東地區、以至上海和北京的個人旅遊限制放寬後，來自中國大陸的訪澳乘客量於同年下半年顯著增加。乘客量回升，整體上座率亦逐步改善，並於同年年底回復至沙士前水平。

船務部於二零零三年九月末，推出「機場噴射飛航」客運渡輪服務，連繫香港國際機場、澳門和深圳，為部門策略性拓展其現有航線網絡的一項重點部署。該嶄新服務是集團一重要里程碑，有助其船務網絡由區域性服務拓展成為一個跨區域的交通運輸平台，為國際航空乘客提供往來珠江三角洲主要國際機場的交通服務。該等新航線自推出以來，市場反應積極正面，船務部並計劃於二零零四年，將「機場噴射飛航」服務拓展至廣州。透過該嶄新機場航線網絡，有助船務部吸納更廣泛和更國際化的旅客群。

儘管旅遊業受沙士嚴重打擊，澳門文華東方酒店和澳門寰鼎（威斯登）度假酒店，由於受惠於澳門旅遊業二零零三年下半年的大幅反彈，於二零零三年的純利錄得增長。下半年，兩家酒店的平均房租及入住率較去年同期均有改善。

過去一年，憑藉集團的專業管理，澳門旅遊塔會展娛樂中心（「澳門塔」）已成為一旅遊重點，為主要大型盛事和機構活動的理想場地。二零零三年，澳門塔吸引約一百萬名訪客入場參觀，並舉行了多個重要大型活動。

二零零三年一月，集團完成與澳門旅遊娛樂有限公司（「澳門娛樂」）於二零零二年末簽訂之一項協議，將其位於澳門氹仔一幅面積九萬九千平方米之酒店及商業用地的百分之二十發展權益，轉讓予澳門娛樂。澳門娛樂是澳門區內歷史悠久和最具規模的旅遊及酒店消閒業經營者，集團透過與澳門娛樂的策略性新聯盟，將進一步在澳門開拓具潛力和前景樂觀的發展機遇。

為了發揮營銷和市場推廣的最高效益，集團正建立一個銷售

網絡，以期鞏固和整合各個營銷和市場拓展項目，達至整體協同效應。集團已於香港、澳門及中華人民共和國（「中國」）其他主要城市，開設分銷辦事處，專責推廣集團的旅遊及酒店消閒相關產品，以及提供酒店預訂和旅遊服務。

集團與宜昌港務集團有限公司於四月組成佔百分之四十二點八六權益之合營公司，於中國湖北省宜昌市長江沿岸興建及經營一個客運碼頭和旅遊碼頭。透過該策略性聯盟，將有助集團拓展相關船務及消閒旅遊等業務。

位於西九龍的昇悅居，第一期及第二期已分別於九月及十二月竣工。位於澳門的濠景花園，第一期已賣出絕大部份可出售單位，集團預期第二期上蓋工程於二零零四年年中開展。第二期發展包括十三幢豪華住宅大廈，預期工程將分段於二零零八年落成，而其中部份住宅大廈預計於二零零六年完工。

集團物業管理部為不同類型物業提供物業增值管理服務，其於香港及澳門的物業管理組合面積，已擴展至逾一千萬平方呎。部門年內新增的物業包括昇悅居。

集團將繼續審核和重整營運架構，以策略性地調配資源，集中發展其核心船務及酒店消閒業務。二零零三年四月，集團以港幣三億四千二百萬元完成出售於虹橋上海城非核心物業投資項目百分之十五少數股東實益權益，獲利港幣二千九百七十萬元。鑑於科技行業全球衰退，集團採取保守審慎方針，於年內為其科技相關投資項目作出撥備。

二零零三年二月，集團與由七家國際及本地銀行組成之銀團簽署一份港幣二十五億元之循環信貸及定期貸款協議，以配合集團之一般資金需求，並提升其財務靈活性。

集團年內從出售其優質住宅物業發展項目昇悅居及寶翠園，取得可觀的現金收入。集團由二零零二年年底百分之二十五點六的資本負債比率回復至二零零三年十二月三十一日的淨現金狀況。集團財務狀況穩健，加上其於旅遊及酒店消閒業務的專才和經驗，集團蓄勢待發，鋭意開拓能與現有核心業務產生協同效應的新機遇。

鑑於珠江三角洲經濟發展蓬勃，加上中國大陸個人旅遊限制陸續放寬，董事會對未來業務發展感到樂觀，預期集團現有核心業務日後的長遠發展，可受惠於該地區旅遊業的增長。集團以船務及酒店消閒業務為核心，並將進一步開拓優質發展機會，致力成為澳門及珠江三角洲旅遊及酒店消閒業的翹楚。

最後，本人謹藉此機會，衷心感謝集團各員工及策略性夥伴，在過去一年內為配合集團所作出的創新意念和合作毅力，尤其是面對沙士危機，實有賴他們的團隊精神、堅忍和毅力，才能令集團在如此具挑戰性的一年內，持續保持佳績。



**何鴻燊**

集團行政主席

二零零四年四月二日



# 凌航 御風千里

全新乘客航線，將吸納更多元化和更國際化的旅客市場。



信德中旅船務投資有限公司(「信德中旅船務」)是全亞洲規模最大的高速渡輪經營者之一。信德中旅船務以「噴射飛航」為品牌經營，擁有共三十一艘船隻，是唯一提供二十四小時往來港澳渡輪服務的船務公司。集團船務部在港澳航線上，穩守市場領導地位逾四十年。

儘管受到嚴重急性呼吸系統綜合症(以下簡稱「沙士」)的嚴重影響，令二零零三年第二季的總載客量較去年同期下跌約百分之三十五，然而船務部的業務在年內下半年旋即回升。截至二零零三年十二月三十一日止年度，船務部錄得經營溢利港幣四千九百萬元(二零零二年：港幣一億九千二百萬元)，總載客量超過九百萬人次。

面對沙士帶來的嚴重影響，船務部迅速採取有效措施，包括重組航班和調配船隻以提升上座率及控制經營成本。在香港及廣東地區的旅遊警告解除後，信德中旅船務隨即與澳門特別行政區政府合作，針對港澳航線推出一連串推廣活動。彼等活動成功令該航線的載客量在二零零三年下半年回升。此外，自二零零三年七月起，中華人民共和國(「中國」)放寬對國內主要城市的個人旅遊限制，令同年下半年來自中國大陸的訪澳乘客量顯著增加。因此，信德中旅船務於期內的整體上座率逐步改善，並於同年年底回復至沙士前水平。

# 船務

於二零零三年九月末，信德中旅船務成功推出「機場噴射飛航」，提供往來赤鱲角香港國際機場、以及深圳和澳門之間客運渡輪服務的全新航線。經由香港國際機場海天跨境客運碼頭的中轉旅客毋須在香港辦理海關和入境手續，為旅客帶來更大方便。該嶄新的海空轉乘及過境服務，是集團一重要里程碑，有助其船務網絡由區域性服務拓展成為一個跨區域的交通運輸平台，為國際航空乘客提供往來珠江三角洲主要國際機場的交通服務。該等新航線自推出以來，市場反應積極正面。船務部並計劃於二零零四年，將廣州加入「機場噴射飛航」服務網絡之內。透過該持續擴展的船務網絡，船務部旨在吸納更廣泛和更國際化的旅客群。


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於四月，集團與宜昌港務集團有限公司策略性組成佔百分之四十二點八六權益之合營公司，於中國湖北省宜昌市興建及經營一個客運碼頭和一個旅遊碼頭。客運碼頭已於二零零三年七月啟用，為往返長江沿途主要城市的航線提供服務。旅遊碼頭則預期於二零零四年稍後投入服務。透過該聯盟，將有助集團策略性拓展相關船務及消閒旅遊等業務。

船務部一直致力提升服務質素和營運效率。伺機掌握珠江三角洲旅遊業和商業活動高速增長所帶來的機遇，以及吸納更廣泛的旅客群，船務部將進一步擴展其策略性多模式船務網絡。船務部定將繼續尋求具相輔相成效益的投資機會，以期與現有業務產生協同效應。



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# 高瞻遠矚天下

新奇獨特的玩意和優質設施，吸引喜歡探求新領域和尋找刺激的旅客群。



儘管二零零三年第二季受到沙士爆發的嚴重影響，然而集團的酒店及消閒業務部於二零零三年仍錄得盈利增長。部門於該段時間內，跟區內其他旅遊相關行業經營者一樣，受到因訪澳旅客數字下滑所帶來的嚴重打擊。面對如此負面影響，部門迅速採取有效成本控制措施，以及主動推出市場推廣活動。

於二零零三年下半年，隨著沙士疫症最終受控，以及香港和廣東地區的旅遊警告解除後，訪澳旅客數目旋即大幅反彈。截至二零零三年十二月三十一日止，訪澳旅客增至一千一百九十萬人次，與去年比較持續上升約百分之三。自二零零三年下半年，廣東地區主要城市，以及上海和北京對個人旅遊限制陸續放寬後，截至二零零三年十二月三十一日，來自中國大陸的訪澳旅客比去年大幅增加百分之三十五。



# 酒店及消閒業務

集團持有百分之五十權益的澳門文華東方酒店（「文華東方」），以及佔百分之三十四點九權益的澳門寰鼎（威斯登）度假酒店（「威斯登」）的純利因澳門旅遊業於二零零三年下半年大幅反彈而受惠，錄得滿意增長。於期內，兩家酒店的平均房租及入住率均有改善。二零零三年下半年，文華東方的平均房租及入住率，較去年同期分別上升百分之四點六及百分之十六點一；而威斯登的平均房租及入住率，則較去年同期分別錄得百分之三點八及百分之十一的增幅。二零零三年七月，威斯登的翻新工程竣工，讓酒店旅客有更舒適的享受。

毗鄰威斯登的澳門高爾夫球鄉村俱樂部（「澳門高球俱樂部」），是澳門首屈一指的高爾夫球會，其於二零零三年年度的純利亦錄得滿意增長。澳門高球俱樂部於十月連續第六年舉辦澳門高爾夫球公開賽。威斯登連同澳門高球俱樂部，是香港和澳門地區唯一提供國際級標準十八洞高爾夫球設施的度假酒店。

集團持有澳門旅遊娛樂有限公司（「澳門娛樂」）百分之十一點四八權益。集團於二零零三年從澳門娛樂收取之普通股股息為港幣一千六百八十萬元（二零零二年：港幣一千八百三十萬元）。澳門娛樂持有澳門博彩股份有限公司（「澳門博彩」）百分之


MACAU TOWER

鳴謝：明報周刊

八十權益，而澳門博彩於二零零二年三月與澳門特別行政區政府簽訂幸運博彩經營合約。此外，澳門娛樂在澳門擁有多家酒店、南灣湖填海計劃、濠景花園、澳門國際機場，以及澳門旗艦航空公司澳門航空的權益。

澳門旅遊塔會展娛樂中心（「澳門塔」）由澳門娛樂擁有，憑藉集團的專業管理經驗，澳門塔自二零零一年開幕以來已成為澳門旅遊重點，為眾多大型活動、宴會盛事及會議展覽的場地。二零零三年約一百萬人次遊覽澳門塔，較二零零二年增加約百分之四十。為了進一步推廣澳門塔成為新奇刺激的旅遊點，集團自二零零二年以來於澳門塔陸續推出一連串獨一無二的玩意。於二零零三年七月最新推出全球首創「空中漫步X」活動，讓喜歡尋找刺激的訪客於離地二百三十三米高、沒有扶手的塔頂外緣繞塔漫行。

於二零零三年一月，集團完成與澳門娛樂於二零零二年末簽訂之一項協議，將其位於澳門氹仔一幅面積九萬九千平方米之酒店及商業用地的百分之二十發展權益，作價約港幣一億元轉讓予澳門娛樂。透過該聯盟，集團將進一步在澳門尋求和開拓具潛力的發展機遇。





為了發揮營銷和市場推廣的最高效益，集團正建立一個銷售網絡，以期鞏固和整合各個營銷和市場拓展項目，達至整體協同效應。集團已於香港、澳門及中國其他主要城市，開設分銷辦事處，專責推廣集團各種旅遊及酒店消閒相關產品，以及提供酒店預訂和旅遊服務。

隨著澳門逐步興旺成為商務及個人消閒旅遊熱點，尤其加上旅遊政策陸續放寬令來自中國大陸的旅客數字不斷上升，部門對發展前景保持樂觀。部門多元化的酒店及消閒相關業務之活動和投資項目，尤其在澳門，反映其努力開拓可配合、並可發揮其於旅遊及相關行業專長之機會的承諾。



# 飛揚 逐鹿四方

優質住宅項目和推陳出新的服務，
標誌著至臻完善的優質物業組合。


242

集團之主要住宅物業發展項目昇悅居及寶翠園表現持續理想，以及市場對優質物業管理服務需求殷切，令物業部為集團提供理想的盈利及現金收入。截至二零零三年十二月三十一日止年度，物業部錄得經營溢利港幣三億七千四百萬元，（二零零二年：港幣三億九千一百萬元）。由於銷售物業帶來相當的現金流入，令集團由二零零二年年底百分之二十五點六的資本負債比率回復至二零零三年十二月三十一日的淨現金狀況。

### 昇悅居

位於西九龍的昇悅居，包括七幢住宅大廈共二千四百三十四個優質單位、一個住客會所、一個面積逾十七萬平方呎的園藝園林，以及昇悅商場。第一期工程包括五幢住宅大廈共一千八百三十四個單位；第二期工程包括兩幢住宅大廈共六百個單位及昇悅商場。第一期及第二期已分別於二零零三年九月及十二月竣工。昇悅居甚受市場歡迎，截至二零零三年十二月三十一日止，已賣出約百分之九十四可出售單位。

### 寶翠園

位於西半山的豪華住宅發展項目寶翠園包括六幢住宅大廈。其面積達十九萬平方呎的全天候住客會所及園藝花園，是半山區內規模最大的同類型設施。該發展項目共包括二千二百一十三個豪華住宅單位，已於二零零二年四月全部竣工。寶翠園甚受市場歡迎，截至二零零三年十二月三十一日止，已賣出約百分之八十八可出售單位。



# 地產

西寶城為一面積達二十二萬平方呎的購物商場，為西半山區內最大型購物商場。自二零零一年十月正式開幕以來，該物業為集團帶來滿意的租金及管理費收入。

### 其他發展項目

位於澳門的濠景花園是澳門最大型的物業發展項目之一。第一期包括十三幢住宅大廈，廣受市場歡迎，截至二零零三年十二月三十一日止，已賣出絕大部份可出售單位。第二期的地基工程亦已竣工，集團預期於二零零四年年中開展上蓋工程。第二期包括十三幢豪華住宅大廈、一個貴賓級住客會所以及園藝花園，佔地逾二十二萬平方呎。預期第二期工程將分段於二零零八年落成，而其中部份住宅大廈預計於二零零六年完工。

位於廣州的信德商務大廈由一幢三十二層高的辦公大樓，以及六層商場組成。由於市場對該物業的興趣逐步提升，其於年內的貢獻亦有所增長。

為了策略性地調配集團資源，以集中發展珠江三角洲的業務，集團於二零零三年四月，以港幣三億四千二百萬元出售於虹橋上海城非核心物業投資項目百分之十五少數股東實益權益，獲利港幣二千九百七十萬元。



### 物業服務

集團物業管理部為住宅、商業及工貿物業提供優質及全面的專業服務。於二零零三年十月，部門獲委任為昇悅居的物業管理公司。計入新加入的物業，令物業管理部於香港及澳門負責管理之物業面積增加至逾一千萬平方呎。自二零零三年第四季開始，部門將昇悅居已出售的單位順利移交予個別買家。部門管理的其他物業包括位於香港的寶翠園及西寶城，以及位於澳門的濠景花園第一期、澳門塔及信德堡。

集團全資附屬公司Living Matters Company Limited，以 Living Matters（設計生活）為品牌提供優質生活概念服務，將繼續為客戶提供周全和尊貴的個人化服務，提升住戶的生活質素。於年內，該公司亦為寶翠園及昇悅居設計示範單位，成功推動該兩項物業的銷情。

此外，為表揚部門積極與志願團體合作，籌組具意義的慈善社區活動的努力，信德物業管理有限公司連續第二年獲香港社會服務聯會頒發商界展關懷獎項。



## 發展及／或出售之物業

| | 項目樓面面積約數（平方米） | 項目地盤面積約數（平方米） | 主要用途 | 集團所佔權益 | 二零零三年十二月止發展進度 | 預計完工日期 |
|---|---|---|---|---|---|---|
| **香港** | | | | | | |
| 寶翠園 | | 30,125 | 住宅 | | | |
| 第一期 | 112,619 | | | 51% | 工程完成 | – |
| 第二期 | 138,162 | | | 51% | 工程完成 | – |
| 添咸大廈 | – | 3,786 | – | 51% | 規劃中 | – |
| 昇悅居 | | 18,912 | 住宅 | | | |
| 第一期 | 118,308 | | | 64.56% | 工程完成 | – |
| 第二期 | 38,272 | | | 64.56% | 工程完成 | – |
| 薄扶林道124號 | – | 1,684 | 住宅 | 100% | 規劃中 | – |
| 油塘海旁地段第30號及31號 | – | 1,858 | – | 50% | 土地儲備 | – |
| **澳門** | | | | | | |
| 澳門外港新填海區地段第3號（A2/i） | – | 2,916 | 酒店／商業 | 20% | 土地儲備 | – |
| 濠景花園 | | | 住宅／商業／酒店 | | | |
| 第一期 | 292,602 | 29,555 | | 25% | 工程完成 | – |
| 第二期 | 251,331 | 29,547 | | 25% | 地基完成 | 二零零八年 |
| 第三期 | 63,279 | 15,277 | | 25% | 土地儲備 | – |
| 第四期 | 51,220 | 5,225 | | 25% | 土地儲備 | – |
| 第五期 | 151,946 | 24,829 | | 25% | 土地儲備 | – |

## 策劃中的物業

| | 樓面面積約數（平方米） | 地盤面積約數（平方米） | 主要用途 | 集團所佔權益 | 二零零三年十二月止發展進度 | 地契屆滿年份 |
|---|---|---|---|---|---|---|
| 澳門氹仔望德聖母灣 | – | 99,000 | 酒店／商業 | 80% | 土地儲備 | 二零四九年* |
| 泰國布吉島Rawai海灘 | – | 36,800 | 酒店 | 50% | 土地儲備 | 永久業權 |

## 集團自置之自用物業

| | | | | | | |
|---|---|---|---|---|---|---|
| 香港中環干諾道中200號信德中心西座三十九字頂樓 | 1,823 | – | 辦公室 | 100% | – | 二零五五年期滿，可再續至二一三零年 |
| 九龍興華街西83及95號 | 19,320 | 19,139 | 船塢 | 42.6% | – | 二零五一年 |
| 澳門國際中心 | | | | | | |
| 第十二座二樓至四樓（全層）及五樓A、B、C單位 | 2,894 | – | 員工宿舍 | 100% | – | 二零零六年期滿，可再續至二零四九年 |
| 第十三座八樓至十一樓E單位 | 473 | – | 員工宿舍 | 42.6% | – | 二零零六年期滿，可再續至二零四九年 |

* *批地文件待發*

# 投資及酒店物業

| | 樓面面積<br>約數<br>(平方米) | 地盤面積<br>約數<br>(平方米) | 主要用途 | 集團<br>所佔權益 | 二零零三年<br>十二月止<br>出租率 | 二零零三年<br>每月平均租金 | 可出租<br>樓面面積<br>約數<br>(平方米) | 地契<br>屆滿年份 |
|---|---|---|---|---|---|---|---|---|
| 香港卑路乍街8號<br>西寶城 | 20,724 | — | 商業 | 51% | 90.3% | 每平方米<br>港幣360元 | 14,682 | 二零三零年 |
| 香港薄扶林道89號<br>寶翠園 | 601個<br>私家車停車位 | — | 停車場 | 51% | 97.7% | 每車位每月<br>港幣3,200元 | — | 二零三零年 |
| | 33個<br>電單車停車位 | — | 停車場 | 51% | 9.1% | 每車位每月<br>港幣1,000元 | — | 二零三零年 |
| 九龍荔枝角道833號<br>昇悅商場 | 5,600 | — | 商業 | 64.56% | 9.4% | 每平方米<br>港幣761元 | 4,078 | 二零四九年 |
| 九龍荔枝角道833號<br>昇悅居 | 550個<br>私家車停車位 | — | 停車場 | 64.56% | 35.8% | 每車位每月<br>港幣1,500元 | — | 二零四九年 |
| | 140個<br>貨車停車位 | — | 停車場 | 64.56% | 1.4% | 每車位每月<br>港幣1,800元 | — | 二零四九年 |
| | 45個<br>電單車停車位 | — | 停車場 | 64.56% | — | 每車位每月<br>港幣300元 | — | 二零四九年 |
| 香港羅便臣道60號<br>信怡閣地下低層及地下 | 974 | 900 | 商業 | 100% | 100% | 每平方米<br>港幣344元 | 822 | 二八五八年 |
| 香港羅便臣道60號<br>信怡閣地下、一樓至三樓 | 26個停車位 | — | 停車場 | 100% | 65.4% | 每車位每月<br>港幣3,150元 | — | 二八五八年 |
| 香港堅尼地道9號L<br>萬信臺一樓至四樓 | 18個停車位 | — | 停車場 | 100% | 38.9% | 每車位每月<br>港幣2,000元<br>至3,500元 | — | 二零四七年 |
| 香港九龍尖沙咀<br>梳士巴利道3號星光行地下<br>五號B舖及部分地庫商舖<br>(除商舖A外) | 2,643 | — | 商業<br>購物中心 | 100% | 93.4% | 每平方米<br>港幣244元 | 2,643 | 二八六三年 |
| 澳門友誼大馬路<br>文華東方酒店 | 46,453 | 8,486 | 酒店 | 50% | — | — | — | 二零零七年<br>期滿,可再<br>續至<br>二零三二年 |
| 澳門外港<br>新填海區擴展部份 | 1,327 | 15,176 | 度假設施 | 50% | — | — | — | 二零零七年<br>期滿,可再<br>續至<br>二零四九年 |
| 澳門議事亭前地11號<br>信德堡美食中心 | 2,695 | — | 商業 | 100% | 38.7% | 每平方米<br>港幣250元 | 2,510 | 永久業權 |
| 澳門路環黑沙灣<br>澳門賽鼎(威斯登)<br>度假酒店及澳門<br>高爾夫球鄉村俱樂部 | 46,644<br>(包括停車場) | 767,373 | 酒店/<br>高爾夫球場 | 34.9% | — | — | — | 二零一三年<br>期滿,可再<br>續至<br>二零四九年 |
| 中國廣州中山四路246號<br>信德商務大廈 | 28,971 | — | 辦公室 | 60% | 83% | 每平方米<br>人民幣60元 | 28,971 | 二零四五年 |
| | 5,722 | — | 商業<br>購物中心 | 60% | 69.6% | 每平方米<br>人民幣66元 | 3,888 | 二零三五年 |
| | 51個停車位 | — | 停車場 | 60% | 41.2% | 每車位每月<br>人民幣800元<br>至1,000元 | — | 二零三五年 |

**營業額分析**
按部門劃分之營業額


0.3%
投資及其他
24.7%
船務
2.3%
酒店及消閒
72.7%
地產
2003
0.5%
投資及其他
28.2%
船務
1.7%
酒店及消閒
69.6%
地產
2002

| (港幣百萬元) | **2003** | 2002 | 變動 | % | 説明 |
|---|---|---|---|---|---|
| 船務 | **1,273** | 1,414 | (141) | (10) | 營業額下跌主要歸因於沙士影響票務收益減少。 |
| 地產 | **3,742** | 3,491 | 251 | 7 | 營業額上升主要因為年內昇悦居住宅單位之銷售收益之確認增加，抵銷寶翠園收益的減少。 |
| 酒店及消閒 | **119** | 84 | 35 | 42 | 營業額增加主要由於旅行社收益及收取澳門酒店管理費均增加，抵銷私人會所大中華會收益的減少。 |
| 投資及其他 | **17** | 26 | (9) | (35) | 營業額變動主要因為來自其他投資之股息收入減少。 |
| 總計 | **5,151** | 5,015 | 136 | 3 | |

按地區劃分之營業額

| (港幣百萬元) | **2003** | 2002 | 變動 | % | 説明 |
|---|---|---|---|---|---|
| 香港 | **4,455** | 4,268 | 187 | 4 | 雖然沙士影響票務收益下跌，但是寶翠園及昇悦居住宅單位之總銷售收益之確認有所改善。 |
| 澳門 | **609** | 661 | (52) | (8) | 營業額減少主要歸因於沙士影響票務收益下跌。 |
| 其他 | **87** | 86 | 1 | 1 | 營業額保持穩定，因為來自廣州物業之租金收入增加，彌補票務收益降低。 |
| 總計 | **5,151** | 5,015 | 136 | 3 | |

## 損益分析
按部門劃分之經營溢利


11.3%
船務
1.4%
酒店及消閒
1.1%
投資及其他
86.2%
地產
2003


3.4%
投資及其他
31.5%
船務
64.1%
地產
1.0%
酒店及消閒
2002

| (港幣百萬元) | 2003 | 2002 | 變動 | % | 說明 |
|---|---|---|---|---|---|
| 船務 | **49** | 192 | (143) | (74) | 溢利變動主要因為沙士影響票務收入減少。 |
| 地產 | **374** | 391 | (17) | (4) | 溢利減少主要因為年內寶翠園溢利之減少抵銷了昇悅居住宅單位之溢利確認之增加。 |
| 酒店及消閒 | **6** | 6 | — | — | 雖然受沙士影響，但是此部門的表現令人滿意。 |
| 投資及其他 | **5** | 21 | (16) | (76) | 來自澳門娛樂之股息保持穩定，可是其他投資之虧損減低此部門的表現。 |
| 未分配淨支出 | **(70)** | (35) | (35) | (100) | 溢利變動是利息收入減少再加上因再融資而將部分尚未完全攤銷的銀行融資費用全數撇除而引致整體的銀行費用增加所帶來的結果。 |
| 經營溢利 | **364** | 575 | (211) | (37) | |
| 融資成本 | **(40)** | (101) | 61 | 60 | 融資成本減少是利率與未償還貸款同樣降低的結果。 |
| 投資(虧損)／收益淨額 | **(38)** | 72 | (110) | (153) | 本年度虧損淨額主要包括出售於虹橋上海城之權益獲取之盈利及一家共同控制企業之商譽減值虧損。去年度收益淨額主要包括出售於香港華民航空之權益獲取之盈利及投資減值虧損。 |
| 所佔聯營公司業績 | **42** | 21 | 21 | 100 | 變動主要因為澳門濠景花園、澳門文華東方酒店、澳門寰鼎(威斯登)度假酒店及澳門高爾夫球鄉村俱樂部的業績均有改善。 |
| 所佔共同控制企業業績 | **(7)** | 2 | (9) | (450) | 減少主要因為所佔一家地產合營投資的溢利下跌，及所佔其他投資的虧損增加。 |
| 除稅前溢利 | **321** | 569 | (248) | (44) | |
| 稅項 | **(22)** | (41) | 19 | 46 | |
| 除稅後溢利 | **299** | 528 | (229) | (43) | |
| 少數股東權益 | **28** | (150) | 178 | 119 | 主要是寶翠園及船務部之少數股東權益。 |
| 股東應佔溢利 | **327** | 378 | (51) | (13) | |

### 損益分析（續）

按地區劃分之經營溢利

| （港幣百萬元） | 2003 | 2002 | 變動 | % | 說明 |
|---|---|---|---|---|---|
| 香港 | **290** | 432 | (142) | (33) | 變動主要由於票務收入下跌，同時昇悅居增加的溢利被寶翠園住宅單位之銷售貢獻降低所抵銷。 |
| 澳門 | **65** | 139 | (74) | (53) | 變動主要歸因於票務收入及來自其他投資之股息均下降。 |
| 其他 | **9** | 4 | 5 | 125 | 增加主要因為來自廣州物業之業績改善，抵銷其他投資之虧損。 |
| 總計 | **364** | 575 | (211) | (37) | |

### 所佔聯營公司業績分析

| （港幣百萬元） | 2003 | 2002 | 變動 | % | 說明 |
|---|---|---|---|---|---|
| 地產 | **8** | 5 | 3 | 60 | 變動主要因為澳門濠景花園的業績改善。 |
| 酒店及消閒 | **32** | 19 | 13 | 68 | 澳門文華東方酒店、澳門寰鼎（威斯登）度假酒店及澳門高爾夫球鄉村俱樂部持續錄得良好的經營業績。 |
| 投資及其他 | **2** | (3) | 5 | 167 | |
| 總計 | **42** | 21 | 21 | 100 | |

## 流動資金、財務資源及資本架構

於二零零三年十二月三十一日，本集團總資產淨值增至6,428,000,000港元，比去年升百分之二點八。現金流量與流動資金保持強勁穩健。年內現金流入總額為3,755,000,000港元，主要包括來自經營業務的淨額2,199,000,000港元、貸款944,000,000港元及出售附屬公司權益所得款項442,000,000港元。年內現金流出總額為3,075,000,000港元，主要包括償還貸款2,664,000,000港元、購買固定資產111,000,000港元及派發股息予股東97,000,000港元。

## 流動資金、財務資源及資本架構 *(續)*

現金流量變動分析

| (港幣百萬元) | 2003 | 2002 | 變動 |
|---|---|---|---|
| 經營業務 | **2,199** | 4,360 | (2,161) |
| 投資業務 | **361** | (1,249) | 1,610 |
| 融資活動 | **(1,880)** | (2,801) | 921 |
| 現金及等同現金之增加淨額 | **680** | 310 | 370 |

銀行結餘及存款於二零零三年十二月三十一日合共1,614,000,000港元，較去年年終大幅增加715,000,000港元。

於二零零三年十二月三十一日本集團的備用貸款及其他融資合共5,573,000,000港元，其中4,043,000,000港元尚未提用。於年終時尚未償還的貸款包括銀行貸款1,228,000,000港元、有擔保可換股債券297,000,000港元及其他貸款5,000,000港元。本集團的政策乃安排足夠資金，以作為營運資金及投資項目的所需現金。於二零零三年十二月三十一日，本集團各項借貸的到期日如下：

到期組合

| | 1年內 | 1-2年 | 2-5年 | 總額 |
|---|---|---|---|---|
| | 24% | 43% | 33% | 100% |

根據年終時84,000,000港元淨現金盈餘，本集團的資本與負債比率(淨借貸與股東權益之比率)為零(二零零二年：百分之二十五點六，重新列賬)。本集團將繼續維持穩健的資本與負債比率為其財務策略，並會進一步減少其融資成本。

## 資產抵押

年終時，本集團以賬面總值567,000,000港元(二零零二年：622,000,000港元)的若干資產，作為銀行貸款之抵押品。

## 或然負債

年終時，本集團並無重大或然負債。

## 財務風險

本集團採用穩健的財務風險管理政策，所承擔之外匯及利息風險極低。本集團之政策乃不參與任何投機性買賣活動。除佔本集團總借貸項目百分之十九之有擔保可換股債券外，本集團所籌得之資金是以浮息計算。本集團的尚未償還借貸中，約百分之四十是以美元為單位。本集團的主要業務均以港幣交易及記賬，因此外匯波動風險極低。

## 人力資源

除聯營公司及共同控制企業外，本集團包括附屬公司於年終時約有二千一百名僱員。本集團給予僱員優厚的薪酬，並根據個人表現考慮晉升及加薪。此外員工亦經常舉辦員工聯誼活動，以推廣團隊精神。本集團鼓勵僱員參加關乎集團業務的培訓課程。

董事會同寅現謹向各股東提呈截至二零零三年十二月三十一日止年度之報告書及已審核財務報表，以供閱覽。

## 集團業務

本公司主要業務為投資控股。各主要附屬公司、聯營公司及合營投資之業務概列於第八十七頁至第八十九頁。

本集團於本年度內的主要業務及經營地域分析概列於第八十四頁至第八十六頁之財務報表附註第二十八項。

## 集團財務報表

本集團截至二零零三年十二月三十一日止年度之溢利及本公司與本集團截至該日止之財務狀況，概列於第四十二頁至第八十九頁之財務報表。

## 主要附屬公司、聯營公司及合營投資

本公司及本集團之主要附屬公司、聯營公司及合營投資之詳細資料概列於第八十七頁至第八十九頁。

## 股息

中期股息每股1.5港仙已於二零零三年十月派發。董事會現建議宣佈派發截至二零零三年十二月三十一日止年度末期股息每股3.5港仙，派予在二零零四年六月三日已登記在股東名冊上之股東。

## 固定資產

本集團之固定資產在本年度內之變動概列於第六十七頁至第六十九頁之財務報表附註第十項。

## 物業

本集團所擁有包括自用、投資、發展及出售之物業詳細資料概列於第二十四頁至第二十五頁。

## 股本

本公司之股本在本年度內之變動概列於第七十四頁之財務報表附註第十九項。

## 有擔保可換股債券

本集團之有擔保可換股債券之詳情概列於第七十七頁至第七十八頁之財務報表附註第二十一項。

## 儲備

各項儲備在本年度內之變動概列於第七十五頁至第七十六頁之財務報表附註第二十項。

## 捐款

本集團在本年度內共有捐款375,350港元(二零零二年：70,000港元)作慈善及公益用途。

## 集團借貸

須於一年內償還之借貸及長期借貸之詳細資料概列於第七十七頁至第七十八頁之財務報表附註第二十一項及第二十二項。

## 撥作資產成本化之融資成本

本集團於本年度內撥作資產成本化之融資成本為36,968,000港元(二零零二年：80,163,000港元)。

## 主要客戶及供應商

本集團之政策規定，所需之任何物料均由數個供應商供應，以免過份依靠單一供應來源。本集團與各主要供應商均保持良好關係，在採購重要物料方面，並沒有遇上任何重大困難。

本年度內，本集團五大客戶佔本集團的營業額低於百分之三十。本集團五大供應商佔本集團採購額百分之五十五，其中最大供應商佔本集團總採購額百分之二十五。

何鴻燊博士、鄭裕彤博士、莫何婉穎女士及何超瓊女士擁有本集團五大客戶及供應商之一的澳門旅遊娛樂有限公司（澳門娛樂）之實益權益。澳門娛樂為本公司主要股東之一。除以上所披露者外，概無其他董事、彼等之聯繫人士或股東（據董事會所知，該等人士擁有本公司已發行股本超過百分之五）於本年度內分別持有本集團五大客戶或五大供應商之權益。

## 董事

本公司董事之芳名載於第二頁。

根據本公司之公司組織章程細則第七十三、七十七及七十九條規定，關超然先生、何超鳳女士、蘇樹輝博士及岑康權先生於即將舉行之股東週年常會任滿告退，並願意膺選連任。

## 董事在合約及關連交易中之權益

1. 何鴻燊博士、鄭裕彤博士、莫何婉穎女士及何超瓊女士為澳門娛樂之董事及擁有該公司之實益權益。蘇樹輝博士為澳門博彩股份有限公司（澳博）之董事及擁有該公司之實益權益。澳博為澳門娛樂之附屬公司及澳門賭場專利權之持有人，而澳門娛樂亦為本公司主要股東之一。

   年內，本集團與澳門娛樂集團之交易如下：

   i. 本集團為澳門娛樂管理其轄下酒店而收取管理費用，總額為24,100,000港元。

   ii. 本集團於澳門向澳門娛樂集團購入船務運作所需之燃料為78,500,000港元，並由澳門娛樂集團為船隻注入燃料。由於本集團派出技術人員監督加添燃料工序，故收回1,200,000港元的技術服務費。

   iii. 本集團年內向澳門娛樂集團出售港澳線噴射飛航船票總額401,500,000港元，同時澳門娛樂集團代本集團銷售噴射飛航船票及澳門娛樂集團亦為本身購買船票，因而向澳門娛樂集團支付佣金及折扣總額32,100,000港元。

   iv. 澳門娛樂集團為本集團代支澳門碼頭業務及為噴射飛航船業務提供碼頭服務的開支，而本集團年內繼續以實報實銷方式向澳門娛樂集團付還該等開支共126,900,000港元。

   v. 澳門娛樂集團向本集團承包客輪，經營平價客輪服務往來九龍中國客運碼頭至澳門至二零零三年二月二十八日。在期內，本集團共收取20,200,000港元的承包費。

   vi. 本集團為澳門娛樂經營及管理其轄下之澳門旅遊塔會展娛樂中心，因而收取7,200,000港元的管理費。

   vii. 本集團存有若干存款於澳門娛樂之全資附屬公司誠興銀行之往來及儲蓄戶口。於二零零三年十二月三十一日，總存款額為1,400,000港元。

viii. 於二零零三年一月三十日，本集團向澳門娛樂出售信德娛樂服務股份有限公司（信德娛樂）之百分之二十權益。信德娛樂之唯一資產乃位於澳門氹仔佔地九萬九千平方米之酒店及商用地開發權。澳門娛樂向本集團支付之現金代價包括：(i)澳門幣200,000元（即194,000港元）以支付信德娛樂之百分之二十股權及(ii)100,000,000港元以支付信德娛樂尚未清還予本集團之股東貸款500,000,000港元，當中百分之二十（以價計）轉讓予澳門娛樂。

2. 於二零零三年三月七日，本集團之附屬公司信德中旅船務投資有限公司（信德中旅船務投資）與新世界發展有限公司（新世界發展）之附屬公司新世界第一控股有限公司（新世界第一控股）訂立協議。新世界發展為隆益投資有限公司（隆益）之主要股東之一，而隆益為本集團佔百分之五十一之附屬公司。根據該協議條款，信德中旅船務投資及新世界第一控股同意互相合作及協調，透過該等公司的附屬公司及經營者（分別為信德中旅船務投資經營者及新世界第一控股經營者），提供往來香港與澳門之間之渡輪服務。

   其中，該協議之條文規定：

   i. 信德中旅船務投資經營者將自行，以及（如新世界第一控股經營者要求作出該等委託安排）根據船隻委託安排代表新世界第一控股經營者，經營來往港澳碼頭與澳門之間之香港渡輪服務；而新世界第一控股經營者則將自行，以及（如信德中旅船務投資經營者要求作出該等委託安排）根據船隻委託安排代表信德中旅船務投資經營者，經營來往中港客運碼頭與澳門之間之九龍渡輪服務。若採取上述之船隻委託安排，便須支付委託費，包括每張船票30港元之船票處理費；

   ii. 信德中旅船務投資經營者會作出安排，向新世界第一控股經營者轉介欲乘搭九龍渡輪服務之乘客；而新世界第一控股經營者亦會作出安排，向信德中旅船務投資經營者轉介欲乘搭香港渡輪服務之乘客。每轉介一名乘客，該轉介經營者須收取10港元之轉介費；及

   iii. 如有需要，若互相達成滿意之條款，信德中旅船務投資便會向新世界第一控股轉讓船隻。

   作為訂立該協議之代價，新世界第一控股將於該協議期間（即由二零零三年三月八日起計五年內），每年向信德中旅船務投資支付年費30,000,000港元。年內，本集團按比例收取首年度部分的年費為24,200,000港元。本集團並無收取或支付委託費或轉介費。

3. 本年內，香港中國旅行社有限公司（香港中旅）擔任信德中旅船務投資的渡輪船票聯合銷售總代理，本集團就此向香港中旅支付佣金22,200,000港元。香港中旅為香港中旅國際投資有限公司（中旅國際投資）之附屬公司，而中旅國際投資為本集團之附屬公司信德中旅船務投資的主要股東。

4. 本集團調派若干員工往信德船務有限公司（信德船務）、澳門娛樂及其聯營公司向該等公司提供服務，並因此承擔該等公司之若干行政費用。此外，本集團亦與該等公司共用部分行政資源。該等公司就本集團所支出之有關費用及調派人員之薪酬或根據有關員工替該等公司工作所耗工時按比例計算之薪酬，悉數向本集團付還該等公司應佔之行政費用及資源，該等服務費用之總額為41,200,000港元。何鴻燊博士、鄭裕彤博士、何超瓊女士及何超鳳女士為信德船務之董事及擁有該公司之實益權益。莫何婉穎女士擁有信德船務之實益權益。信德船務為本公司主要股東之一。

5. 本集團收取租戶Future Bright Property Management Company Limited之租金及有關費用為500,000港元。澳門娛樂、何鴻燊博士及蘇樹輝博士擁有該公司之實益權益。

6. 本集團收取上環信德中心之物業管理費7,700,000港元。由何鴻燊博士、澳門娛樂及新世界發展實益擁有的信德中心有限公司(信德中心公司)為該物業的業主之一。本集團向新世界發展集團屬下一家公司支付3,800,000港元的顧問費。本集團亦代信德中心公司管理該物業之商場，因而獲其支付1,200,000港元的管理費。本集團亦因租用信德中心的碼頭用地而支付3,500,000港元的租金及有關費用予信德中心公司。

7. 隆益售賣寶翠園之單位，因而支付9,400,000港元銷售佣金予新鴻基地產發展有限公司(新地)之附屬公司，新地乃隆益之主要股東。

8. Iconic Palace Limited (Iconic)及日騰有限公司(發展商)分別為本集團及新地之全資附屬公司，乃一個位於長沙灣區之住宅及商用物業發展項目名為昇悅居(項目)之分權共有人。根據該項目之工程管理協議，Iconic(作為聯合發展商)支付新地之全資附屬公司新鴻基地產代理有限公司(新鴻基地產代理)1,400,000港元的工程管理費。此數額為Iconic應付新鴻基地產代理之管理費部分。根據銷售代理協議，支付新鴻基地產代理之銷售佣金為2,900,000港元。因設立銷售處及示範單位，發展商向新地之全資附屬公司Kimrose Investment Limited (Kimrose)租用若干個寫字樓及商場單位。年內，發展商共支付有關費用2,100,000港元予Kimrose。根據股東協議，本集團向一家本集團及新地各佔五成權益之合營公司，怡輝信德建築聯營有限公司(怡輝信德)收取2,100,000港元服務費。

9. 於二零零三年二月二十七日，本集團與何鴻燊博士、何鴻燊博士之聯繫人及一獨立第三者訂立出售協議，以342,000,000港元出售其於虹橋上海城之全部百分之十五應佔權益。出售是透過出讓本集團之附屬公司寶確投資有限公司(寶確)全部百分之一百權益。寶確持有華國置業有限公司(華國)之百分之四十二點八六權益，而華國則持有上海華天房地產發展有限公司(上海華天)之百分之三十五權益。上海華天的股權分配，由何鴻燊博士實益佔百分之五十，澳門娛樂實益佔百分之三十五，本集團實益佔百分之十五。上海華天是虹橋上海城之擁有人及發展商。

10. 本集團曾向其持有股權或與其他關連人士共同持股的數家公司或企業提供財務安排：

    i. 氹仔城市發展有限公司(氹仔城市)的股權分配，由本集團佔百分之二十五，澳門娛樂佔百分之二十五及合和實業有限公司佔百分之五十。所有股東已按各自之持股比例，貸款共1,037,700,000港元予氹仔城市，該筆貸款按年利率百分之六計算利息。

    ii. 南耀有限公司(南耀)的股權分配，由本集團佔百分之四十，何鴻燊博士佔百分之十，澳門娛樂佔百分之二十，其他獨立投資者佔百分之三十。所有股東已按各自之持股比例，免息貸款共2,700,000港元予南耀。

iii. 信德文化廣場有限公司(信德文化)的股權分配，由本集團佔百分之六十及一家由何鴻燊博士擁有實益權益的公司佔百分之四十。所有股東已按各自之持股比例，免息貸款共342,800,000港元予信德文化。

iv. 怡輝信德的股權分配，由本集團佔百分之五十及新地佔百分之五十。根據怡輝信德的股東協議，本集團按其佔百分之五十的比例提供一項有關怡輝信德之賠償負債擔保及融資，最多分別達2,000,000港元及工程淨值的百分之三。如超過以上限額，本集團及新地須按發展商比例提供擔保及融資，分別為百分之六十四點五六及百分之三十五點四四。

v. 隆益的股權分配，由本集團佔百分之五十一，新地佔百分之二十九，新世界發展及廖創興企業有限公司(廖創興)各佔百分之十。所有股東已按各自之持股比例，貸款共1,591,200,000港元予隆益。此等貸款每年按香港銀行同業拆息加百分之零點五八計算利息。截至二零零三年十二月三十一日止年度，本集團應收之利息為19,600,000港元。

vi. Treasure Peninsula Limited (TPL)的股權分配，由本集團佔百分之五十一，新地佔百分之二十九，新世界發展及廖創興各佔百分之十。所有股東向TPL提供合共1,244,200,000港元的免息股東貸款，此等貸款均按股東在TPL的持股比例提供。

vii. Onluck Finance Limited (OFL)的股權分配，由本集團佔百分之六十四點五六，新地佔百分之三十五點四四。所有股東向OFL提供合共425,000,000港元的免息股東貸款，此等貸款均按股東在OFL的持股比例提供。

viii. DFS Macau Limited (DFS)由本集團及Duty Free Shoppers (Hong Kong) Limited (DFSHK)各佔五成股權。本集團及DFSHK已按各自之持股比例，各向DFS提供21,000,000港元的免息貸款。DFSHK為本集團之一家附屬公司的主要股東。

ix. 信德中旅船務投資的股權分配，由本集團實益佔百分之四十二點六，澳門娛樂實益佔百分之二十八點四，中旅國際投資佔百分之二十九。信德中旅船務投資的一家附屬公司獲得銀行貸款，由本集團、澳門娛樂及中旅國際投資按照在信德中旅船務投資的持股比例提供擔保。該貸款已於年內歸還。

x. 信德娛樂的股權分配，由本集團佔百分之八十，澳門娛樂佔百分之二十。所有股東向信德娛樂提供合共500,000,000港元的免息股東貸款，此等貸款均按股東在信德娛樂的持股比例提供。

xi. AJ Hackett Macau Tower Limited (AJ Macau)為本集團之非全資附屬公司，其股權分配由本集團實益佔百分之七十五，AJ Hackett Asia Limited (AJ Asia)實益佔百分之二十五。本集團與AJ Macau訂下信貸書於二零零三年十二月三十一日生效，協定本集團繼續貸款予AJ Macau作為成本及營運資金。於二零零三年十二月三十一日，借出款項共6,700,000港元，此等貸款按最優惠利率計算利息並分為三批。第一及第二批

為無抵押及按借貸人之書面要求即時還款，第三批由AJ Asia提供有抵押之擔保並於二零零六年九月前還款。

根據香港聯合交易所有限公司(聯交所)證券上市規則第十四章，上述交易構成本公司之關連交易，並需要在本公司之年報內披露。

本公司之獨立非執行董事已考慮，並確認上述交易乃在正常業務經營過程中按一般商業條件進行，而對本公司股東而言屬公平合理。

就上文第1(ii)至(iv)、(vi)及(vii)項及第2項至第7項的交易，獨立非執行董事進一步確認交易額並無超過與聯交所協議的水平，並符合有關交易的條件。

除上述交易外，本公司及其附屬公司於本年內或年底時並無簽訂與公司董事直接或間接擁有重大權益之其他重大合約。

## 董事於競爭業務中之權益

年內及截至此報告日期間，本集團之以下董事在下列業務被視為其個人權益或會與本集團直接或間接地有所競爭，其詳情如下：

何鴻燊博士為新濠國際發展有限公司、信德中心公司及澳門娛樂之董事，並擁有該等公司之實益權益。此等公司參與地產投資、發展及／或酒店消閒業。莫何婉穎女士及何超瓊女士為澳門娛樂之董事及股東。

鄭裕彤博士為新世界發展集團、周大福企業有限公司、香港仔飲食企業有限公司、信德中心公司及澳門娛樂之董事，並／或擁有該等公司之實益權益。此等公司參與地產投資、發展、船務及／或酒店消閒業。

何超瓊女士、何超鳳女士、謝天賜先生及何超蕸女士為信德中心公司之董事。此公司參與地產投資。

本公司董事會乃獨立於該等公司之董事會，故本集團有能力獨立地按公平基準進行其業務。

## 權益之披露

於二零零三年十二月三十一日，本公司董事於本公司或其任何聯繫法團(定義見證券及期貨條例)的股份、相關股份及債券中擁有記載於本公司按證券及期貨條例第352條須置存之登記冊內的權益或淡倉，或根據上市公司董事證券交易標準守則須知會本公司及香港聯合交易所有限公司的權益或淡倉如下：

a) 董事於本公司的股份及相關股份之權益

| | | 每股面值0.25港元普通股 | | | 概約權益 |
|---|---|---|---|---|---|
| 董事姓名 | 附註 | 個人權益 | 家族權益 | 公司權益 | 百分比 |
| 何鴻燊 | (i) | 240,517,502 | 6,144,725 | 36,285,523 | 14.57% |
| 羅保爵士 | | — | — | — | — |
| 關超然 | | — | — | — | — |
| 鄭裕彤 | | — | — | — | — |
| 莫何婉穎 | | 323,627 | — | — | 0.02% |
| 何超瓊 | (ii) | 25,587,604 | — | 97,820,707 | 6.35% |
| 何超鳳 | (iii) | 24,801,811 | — | 97,820,707 | 6.31% |
| 蘇樹輝 | | 10,406,250 | — | — | 0.54% |
| 禤永明 | | 62,500 | — | — | 0.01% |
| 謝天賜 | | 2,325,000 | — | — | 0.12% |
| 陳偉能 | | 10,031,250 | — | — | 0.52% |
| 何超蕸 | (iv) | 3,130,435 | — | 23,066,918 | 1.35% |

附註：

(i) 何鴻燊博士的家族權益為他的配偶持有。何鴻燊博士的公司權益代表Sharikat Investments Limited (SIL)持有之11,446,536股股份及Dareset Limited (DL)持有之24,838,987股股份。SIL及DL為何鴻燊博士全資擁有。

(ii) 何超瓊女士的個人權益代表12,555,806股股份及獲授本公司購股權之13,031,798股相關股份之權益。詳情載於(d)段「購股權」。何超瓊女士的公司權益代表Beeston Profits Limited (BPL)持有之97,820,707股股份。BPL為何超瓊女士全資擁有。

(iii) 何超鳳女士的個人權益代表11,562,252股股份及獲授本公司購股權之13,239,559股相關股份之權益。詳情載於(d)段「購股權」。何超鳳女士的公司權益代表St. Luke Investments Limited (LIL)持有之97,820,707股股份。LIL為何超鳳女士全資擁有。

(iv) 何超蕸女士的個人權益代表獲授本公司購股權之3,130,435股相關股份之權益。詳情載於(d)段「購股權」。何超蕸女士的公司權益代表LionKing Offshore Limited (LOL)持有之23,066,918股股份。LOL為何超蕸女士全資擁有。

b) 董事於本公司之附屬公司的股份及相關股份之權益

| | | | 概約權益 |
|---|---|---|---|
| 董事姓名 | 附屬公司名稱 | 公司權益 | 百分比 |
| 何鴻燊 | 信德文化廣場有限公司 | 普通股4股 | 40.00% |

附註： 何超瓊女士、何超鳳女士、蘇樹輝博士、謝天賜先生及禤永明先生受本公司或其附屬公司委託持有若干附屬公司之非實益權益。

c) **董事於聯營公司的股份及相關股份之權益**

何鴻燊博士擁有南耀有限公司普通股1股(即百分之十權益)作為其個人權益。

以上所有披露之權益皆代表本公司或其有聯繫法團的好倉股份或相關股份。

除以上(a)段至(c)段所披露者外，於二零零三年十二月三十一日，本公司並無董事擁有本公司或其有聯繫法團的任何股份、相關股份或債券的任何權益或淡倉。

d) **購股權**

於二零零三年十二月三十一日，根據本公司的一九九三年購股權計劃(如下詳述)，授予董事及僱員之購股權詳情如下：

| | | | | 購股權數目 | |
|---|---|---|---|---|---|
| **承授人** | **授出日期** | **行使期／有效期** | **每股股份之行使價** | **於二零零三年一月一日** | **於二零零三年十二月三十一日** |
| 何鴻燊 | 一九九三年六月十日 | 一九九三年六月十日至二零零三年六月九日 | 4.98港元 | 31,204,819 | – |
| 何超瓊 | 一九九五年三月二十四日 | 一九九五年三月二十四日至二零零五年三月二十三日 | 3.35港元 | 2,597,015 | 2,597,015 |
| | 二零零零年一月三日 | 二零零零年一月三日至二零一零年一月二日 | 1.15港元 | 10,434,783 | 10,434,783 |
| 何超鳳 | 一九九五年三月二十四日 | 一九九五年三月二十四日至二零零五年三月二十三日 | 3.35港元 | 2,804,776 | 2,804,776 |
| | 二零零零年一月三日 | 二零零零年一月三日至二零一零年一月二日 | 1.15港元 | 10,434,783 | 10,434,783 |
| 何超蕸 | 二零零零年一月三日 | 二零零零年一月三日至二零一零年一月二日 | 1.15港元 | 3,130,435 | 3,130,435 |
| 僱員的總數 | 二零零零年一月三日 | 二零零零年一月三日至二零零五年一月二日 | 1.15港元 | 1,669,564 | 1,669,564 |

附註：

(i) 於二零零二年五月三十一日，本公司於一九九三年五月十八日採納之購股權計劃(一九九三年購股權計劃)已被終止，並採納新購股權計劃(二零零二年購股權計劃)。截至二零零三年十二月三十一日止年度內，在二零零二年購股權計劃下，並無授出任何可認購本公司普通股的購股權。

(ii) 截至二零零三年十二月三十一日止年度內，何鴻燊博士持有的31,204,819股購股權逾期失效。

(iii) 截至二零零三年十二月三十一日止年度內，並無購股權被行使或被註銷。

(iv) 有關購股權之會計政策載於財務報表附註第一(v)項。

(v) 除以上所披露者外，於二零零三年十二月三十一日，董事或其配偶或十八歲以下子女概無獲授或行使任何權利以認購本公司或其有聯繫法團的股本或債務證券。

(vi) 二零零二年及一九九三年購股權計劃資料

根據上市規則披露有關購股權計劃摘要如下：

| | 二零零二年購股權計劃 | 一九九三年購股權計劃 |
|---|---|---|
| 1) 購股權計劃的目的 | 招攬及保留最優秀的僱員，並提供額外獎勵給參與者及促進本集團之長期財務的成就 | 作為對僱員的獎勵 |
| 2) 購股權計劃的參與者 | (a) 本公司或任何聯營公司之任何僱員或任何與業務有關之顧問、經銷商或代表；<br>(b) 任何向本公司或聯營公司提供貨物或服務之人士；<br>(c) 本公司或任何聯營公司之客戶；或<br>(d) 本公司或任何聯營公司業務上或合營投資之伙伴 | 合資格的僱員包括執行董事 |
| 3) 購股權計劃中可予發行的股份數目及其於二零零三年十二月三十一日佔已發行股本百分率 | 194,243,391股(10%) | 不適用 |
| 4) 購股權計劃中每名參與者可獲授權益上限 | 於任何十二個月內：<br>(a) 已發行股本百分之一(主要股東及獨立非執行董事除外)<br>(b) 已發行股本百分之零點一及總額不超過5,000,000港元(對主要股東及獨立非執行董事) | 購股權計劃中所涉及的股份總數的百分之二十五 |
| 5) 可根據購股權認購股份的期限 | 董事會按其酌情權釐定。惟此期間將於購股權授出日起計十年後失效 | 此期間乃本公司按其酌情權釐定。惟此期間將於購股權授出日起計十年後失效 |
| 6) 購股權行使之前必須持有的最短期限 | 不適用 | 不適用 |

| | 二零零二年購股權計劃 | 一九九三年購股權計劃 |
|---|---|---|
| 7) 申請或接受購股權時須付金額及付款或通知付款的期限或償還申請期權貸款的期限 | 接納購股權時承授人在購股權授出日至二十八天內應通知本公司並付1港元為代價 | 接納購股權時承授人在購股權授出日至二十一天內應通知本公司並付1港元為代價 |
| 8) 行使價的釐定基準 | 行使價由董事釐定，但不少於下列的較高價：<br>(a) 給予購股權日之收市價；<br>(b) 給予購股權日前五個交易日現有股份之平均收市價；及<br>(c) 股份面值 | 行使價由董事釐定，但不少於下列的較高價：<br>(a) 給予購股權日前五個交易日之本公司股份在香港聯合交易所的平均收市價的百分之八十；及<br>(b) 股份面值 |
| 9) 購股權計劃尚餘的有效期 | 計劃將繼續生效直至二零一二年五月三十一日 | 購股權計劃於二零零二年五月三十一日終止 |

## e) 主要股東

根據證券及期貨條例第336條之規定而備存的股份權益或淡倉登記冊的記錄，於二零零三年十二月三十一日，除各董事持有上述權益外，下列股東擁有本公司已發行股本百分之五或以上權益：

| 股東名稱 | 每股面值 0.25港元普通股 | 概約權益百分比 |
|---|---|---|
| 信德船務有限公司(信德船務)及其附屬公司 | 308,057,215 | 15.86% |
| 澳門旅遊娛樂有限公司(澳門娛樂)及其附屬公司 | 263,667,107 | 13.57% |

附註：

(i) 何鴻燊博士、鄭裕彤博士、莫何婉穎女士、何超瓊女士及何超鳳女士實益擁有信德船務之權益。

(ii) 何鴻燊博士、鄭裕彤博士、莫何婉穎女士及何超瓊女士實益擁有澳門娛樂之權益。

(iii) 以上所有披露之權益皆代表本公司的好倉股份。

(iv) 除以上所披露者外，於二零零三年十二月三十一日，並無其他人擁有於本公司的股份或相關股份的任何權益或淡倉而須記錄在根據證券及期貨條例第336條之規定而備存的登記冊上。

## 購買、出售或贖回上市證券

年內，本集團購回及隨即註銷部分有擔保可換股債券。詳細資料概列於財務報表附註第二十一項內。

除以上所披露者外，截至二零零三年十二月三十一日止年度內，本公司及其附屬公司並無購買、出售或贖回本公司任何上市證券。

## 董事認購股份或債券之權利

除上述所載之購股權計劃外，本公司或其附屬公司於年內並無參與任何安排，以使本公司董事因收購本公司之股份或債券而獲益。

## 董事之服務合約

於即將舉行之股東週年常會上候選之董事，概無與本集團訂立本集團不能在一年內不予賠償(法定賠償除外)的情況下終止之服務合約。

## 管理合約

本公司在年內並無訂立或保留任何與本公司整體或其主要業務有關之管理及行政合約。

## 最佳應用守則

根據董事會的意見，除了本公司獨立非執行董事並非按指定任期委任外，本公司於年報所載的整個會計年度內已經遵守香港聯合交易所有限公司上市規則附錄十四之最佳應用守則。審核委員會於一九九九年三月成立，成員包括關超然先生(主席)、羅保爵士及莫何婉穎女士。審核委員會於本財政年度舉行兩次會議，考慮內部控制及監察系統的效用，審核工作之性質及範圍，以及中期及全年業績報告。

## 業績、資產及負債之概要

本集團於過去五個財政年度之業績、資產及負債概要列於第九十頁至第九十一頁。

## 結算日後的重要事項

結算日後的重要事項之詳細資料概列於財務報表附註第二十九項內。

## 核數師

本年度之財務報表經屈洪疇會計師事務所有限公司審核。該公司將於本屆股東週年常會結束時退任，但願意受聘連任。



**何鴻燊**
集團行政主席
二零零四年四月二日

## 致信德集團有限公司列位股東

*(於香港註冊成立之有限公司)*

本核數師(以下簡稱「我們」)已完成審核刊於第四十二頁至第八十九頁按照香港公認會計原則編製的財務報表。

## 董事及核數師的責任

公司條例規定董事須編製真實與公平的財務報表,在編製該等財務報表時,董事必須貫徹採用合適的會計政策。

我們的責任是根據我們審核工作的結果,對該等財務報表作出獨立意見,並按照香港公司條例第141條僅向整體股東報告,除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

## 意見的基礎

我們是按照香港會計師公會頒佈的核數準則實行審核工作。審核範圍包括以抽查方式查核對財務報表所載數額及披露事項有關的憑證,亦包括評估董事於編製該等財務報表時所作的重大估計和判斷、所釐定的會計政策是否適合貴公司及集團的具體情況,及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時,均以取得一切我們認為必需的資料及解釋為目標,使我們能獲得充份的憑證,就該等財務報表是否存在重要錯誤陳述,作合理的確定。在作出意見時,我們亦已衡量該等財務報表所載資料在整體上是否足夠。我們相信,我們的審核工作已為下列意見建立合理的基礎。

## 意見

我們認為,上述的財務報表均足以真實與公平地反映貴公司及集團於二零零三年十二月三十一日的財政狀況及貴集團截至該日止年度的溢利和現金流量,並已按照公司條例適當編製。

**屈洪疇會計師事務所有限公司**
香港執業會計師
香港中環皇后大道中十八號
新世界大廈一九零三室

**屈洪疇會計師**
執業證書號碼P181
二零零四年四月二日

# 綜合損益表

截至十二月三十一日止年度

| | 附註 | 2003<br>(港幣千元) | (重新列賬)<br>2002<br>(港幣千元) |
|---|---|---|---|
| **營業額** | 二 | **5,151,246** | 5,014,688 |
| 其他收益 | 二 | **46,510** | 64,966 |
| 其他收入 | | **22,199** | 30,628 |
| | | **5,219,955** | 5,110,282 |
| 出售物業之成本 | | **(3,296,358)** | (2,959,431) |
| 其他經營成本 | | **(1,559,106)** | (1,575,559) |
| 經營溢利 | 三 | **364,491** | 575,292 |
| 融資成本 | 五 | **(39,994)** | (101,399) |
| 投資(虧損)╱收益淨額 | 六 | **(38,272)** | 71,521 |
| 所佔聯營公司業績 | | **42,314** | 21,324 |
| 所佔共同控制企業業績 | | **(7,586)** | 1,975 |
| **除稅前溢利** | | **320,953** | 568,713 |
| 稅項 | 七 | **(21,620)** | (40,876) |
| **除稅後溢利** | | **299,333** | 527,837 |
| 少數股東權益 | | **27,831** | (149,799) |
| **股東應佔溢利** | | **327,164** | 378,038 |
| 股息 | 八 | **97,122** | 147,625 |
| 每股盈利(港仙) | 九 | | |
| 一基本 | | **16.8** | 20.5 |
| 一攤薄後 | | **16.7** | 20.5 |

第四十八頁至第八十九頁的財務報表附註為此財務報表的一部分。核數師報告載於第四十一頁。

# 綜合資產負債表

於十二月三十一日

| | 附註 | 2003<br>(港幣千元) | (重新列賬)<br>2002<br>(港幣千元) |
|---|---|---|---|
| **非流動資產** | | | |
| 固定資產 | 十 | **4,289,395** | 4,296,655 |
| 聯營公司 | 十二 | **589,245** | 938,975 |
| 合營投資 | 十三 | **54,001** | 73,014 |
| 投資 | 十四 | **873,986** | 994,859 |
| 商譽 | 十五 | **38,903** | – |
| 應收按揭貸款 | | **1,626,210** | 1,555,743 |
| 遞延稅項資產 | 七 | **6,510** | 12,683 |
| | | **7,478,250** | 7,871,929 |
| **流動資產** | | | |
| 發展中物業 | | **905,996** | 2,093,629 |
| 存貨 | 十六 | **1,866,691** | 3,432,569 |
| 代管人持有出售物業之款項 | | **663,710** | 780,846 |
| 貿易及其他應收賬款、按金及預付款 | 十七 | **368,585** | 290,069 |
| 可收回稅項 | | **9,403** | 1,585 |
| 定期存款 | | **1,500,684** | 809,510 |
| 現金及銀行結餘 | | **113,488** | 89,534 |
| | | **5,428,557** | 7,497,742 |
| **流動負債** | | | |
| 長期借貸之流動部分 | 二十一 | **365,670** | 323,271 |
| 貿易及其他應付賬款、按金及應計費用 | 十七 | **775,484** | 1,731,909 |
| 僱員福利準備 | 十八 | **24,521** | 28,700 |
| 贖回有擔保可換股債券之溢價準備 | | **86,019** | – |
| 應付稅項 | | **44,022** | 91,583 |
| | | **1,295,716** | 2,175,463 |
| **流動資產淨值** | | **4,132,841** | 5,322,279 |
| **資產總值減流動負債** | | **11,611,091** | 13,194,208 |
| **非流動負債** | | | |
| 長期借貸 | 二十一 | **1,163,900** | 2,176,692 |
| 贖回有擔保可換股債券之溢價準備 | | **–** | 69,239 |
| 遞延稅項負債 | 七 | **60,625** | 56,103 |
| | | **1,224,525** | 2,302,034 |
| 少數股東權益及貸款 | 二十二 | **3,958,265** | 4,640,252 |
| **資產淨值** | | **6,428,301** | 6,251,922 |
| **股東權益** | | | |
| 股本 | 十九 | **485,608** | 485,608 |
| 儲備 | 二十 | **5,874,708** | 5,698,329 |
| 擬派股息 | | **67,985** | 67,985 |
| | | **6,428,301** | 6,251,922 |

**何鴻燊**
董事

**鄭裕彤**
董事

第四十八頁至第八十九頁的財務報表附註為此財務報表的一部分。核數師報告載於第四十一頁。

# 資產負債表

於十二月三十一日

| | 附註 | 2003<br>(港幣千元) | 2002<br>(港幣千元) |
|---|---|---|---|
| **非流動資產** | | | |
| 固定資產 | 十 | **1,009** | 1,207 |
| 附屬公司 | 十一 | **4,101,966** | 4,727,898 |
| 聯營公司 | 十二 | **2,632** | 2,632 |
| 合營投資 | 十三 | **4,972** | – |
| 投資 | 十四 | **234,848** | 240,913 |
| | | **4,345,427** | 4,972,650 |
| **流動資產** | | | |
| 應收賬款、按金及預付款 | | **11,622** | 10,595 |
| 定期存款 | | **844,044** | 187,613 |
| 現金及銀行結餘 | | **9,387** | 15,051 |
| | | **865,053** | 213,259 |
| **流動負債** | | | |
| 應付賬款、按金及應計費用 | | **35,035** | 26,319 |
| 僱員福利準備 | 十八 | **3,196** | 2,594 |
| | | **38,231** | 28,913 |
| **流動資產淨值** | | **826,822** | 184,346 |
| **資產淨值** | | **5,172,249** | 5,156,996 |
| **股東權益** | | | |
| 股本 | 十九 | **485,608** | 485,608 |
| 儲備 | 二十 | **4,618,656** | 4,603,403 |
| 擬派股息 | | **67,985** | 67,985 |
| | | **5,172,249** | 5,156,996 |

**何鴻燊**
董事

**鄭裕彤**
董事

第四十八頁至第八十九頁的財務報表附註為此財務報表的一部分。核數師報告載於第四十一頁。

# 綜合現金流量表

截至十二月三十一日止年度

| | 附註 | 2003<br>(港幣千元) | 2002<br>(港幣千元) |
|---|---|---|---|
| **經營業務** | | | |
| 除税前溢利 | | **320,953** | 568,713 |
| 調整： | | | |
| 攤銷及折舊 | | **153,673** | 152,401 |
| 融資成本 | | **39,994** | 101,399 |
| 利息收入 | | **(12,474)** | (21,776) |
| 來自投資股息收入 | | **(17,216)** | (25,174) |
| 投資虧損／(收益)淨額 | | **38,272** | (71,521) |
| 所佔聯營公司業績 | | **(42,314)** | (21,324) |
| 所佔共同控制企業業績 | | **7,586** | (1,975) |
| 出售共同控制企業權益之虧損 | | **–** | 131 |
| 出售固定資產之虧損 | | **17,372** | 923 |
| 資產變現之資本儲備減額 | | **(55,958)** | (39,400) |
| 重估投資物業價值(盈餘)／虧損 | | **(35,024)** | 35,024 |
| 出售投資之收益 | | **(1,129)** | – |
| 購回有擔保可換股債券之收益 | | **(27)** | (6,444) |
| 呆壞賬準備 | | **3,308** | – |
| 少數股東權益之超額虧損 | | **898** | – |
| **營運資本變動前之經營溢利** | | **417,914** | 670,977 |
| 發展中物業及物業存貨之減少<br>(撥作資產成本化之淨融資成本除外) | | **2,759,589** | 2,337,054 |
| 其他存貨之減少 | | **20,486** | 7,918 |
| 貿易及其他應收賬款、按金及預付款之(增加)／減少 | | **(27,146)** | 832,867 |
| 代管人持有出售物業之款項之減少／(增加) | | **117,136** | (469,366) |
| 貿易及其他應付賬款、按金及應計費用之(減少)／增加 | | **(1,017,953)** | 1,051,011 |
| 僱員福利準備之減少 | | **(4,317)** | (2,521) |
| **經營業務所產生之現金** | | **2,265,709** | 4,427,940 |
| 已付香港利得税 | | **(62,125)** | (66,661) |
| 已付海外税項 | | **(4,309)** | (1,252) |
| **經營業務所得之現金淨額** | | **2,199,275** | 4,360,027 |

| | 附註 | 2003<br>(港幣千元) | 2002<br>(港幣千元) |
|---|---|---|---|
| **投資業務** | | | |
| 購買固定資產(撥作資產成本化之淨融資成本除外) | | **(110,975)** | (640,359) |
| 借予聯營公司之款項 | | **(61)** | (78) |
| 聯營公司償還之款項 | | **50,331** | 54,495 |
| 償還聯營公司之款項 | | **–** | (10,000) |
| 收購共同控制企業之權益 | | **(16,670)** | (10,770) |
| 共同控制企業退還之資本 | | **11,696** | – |
| 借予共同控制企業之款項 | | **(17,088)** | (18,977) |
| 共同控制企業償還之款項 | | **5,272** | – |
| 收購投資 | | **(1)** | – |
| 借予投資公司之款項 | | **–** | (36,916) |
| 投資公司之借款 | | **54,681** | 19,404 |
| 投資公司償還之款項 | | **–** | 126 |
| 新貸出按揭貸款 | | **(109,768)** | (919,232) |
| 償還之按揭貸款 | | **23,556** | 12,801 |
| 收購附屬公司權益(扣除收購之現金及等同現金淨額) | 二十三(a) | **19,870** | 13,482 |
| 出售附屬公司權益所得款項 | 二十三(b) | **342,000** | – |
| 出售附屬公司部分權益所得款項 | | **100,194** | – |
| 出售聯營公司權益所得款項 | | **–** | 193,806 |
| 出售共同控制企業權益所得款項 | | **–** | 1,636 |
| 出售投資所得款項 | | **948** | – |
| 出售固定資產所得款項 | | **215** | 1,260 |
| 銀行解除/(作為)抵押之定期存款 | | **1,200** | (1,200) |
| 超過三個月之定期存款 | | **(36,000)** | – |
| 已收利息 | | **18,892** | 60,278 |
| 已收投資公司之股息 | | **11,895** | 6,843 |
| 已收聯營公司之股息 | | **11,040** | 24,521 |
| **投資業務所得/(使用)之現金淨額** | | **361,227** | (1,248,880) |
| **融資活動** | | | |
| 新借入款項 | | **944,340** | 2,667,871 |
| 償還貸款 | | **(2,664,033)** | (5,000,356) |
| 以供股方式發行股份所得款項 | | **–** | 388,487 |
| 發行股份之費用 | | **–** | (6,272) |
| 購回有擔保可換股債券 | | **(14,274)** | (271,329) |
| 少數股東的資本投資 | | **–** | 4 |
| 已付利息 | | **(37,538)** | (400,591) |
| 已派股東股息 | | **(97,006)** | (126,148) |
| 已派少數股東股息 | | **(11,600)** | (52,320) |
| **融資活動使用之現金淨額** | | **(1,880,111)** | (2,800,654) |
| **現金及等同現金之增加淨額** | | **680,391** | 310,493 |
| **外幣兌換率變動之影響** | | **(63)** | (3) |
| **一月一日之現金及等同現金** | | **897,844** | 587,354 |
| **十二月三十一日之現金及等同現金** | 二十三(c) | **1,578,172** | 897,844 |

第四十八頁至第八十九頁的財務報表附註為此財務報表的一部分。核數師報告載於第四十一頁。

# 綜合權益變動表

截至二零零三年十二月三十一日止年度

| | 股本<br>(港幣千元) | 股份<br>溢價賬<br>(港幣千元) | 資本贖回<br>儲備賬<br>(港幣千元) | 資本<br>儲備賬<br>(港幣千元) | 投資物業<br>重估價值<br>儲備賬<br>(港幣千元) | 滙兌<br>儲備賬<br>(港幣千元) | 損益賬<br>(港幣千元) | 擬派股息<br>(港幣千元) | 總額<br>(港幣千元) |
|---|---|---|---|---|---|---|---|---|---|
| 二零零三年一月一日 | | | | | | | | | |
| －原列賬 | 485,608 | 3,795,658 | 5,019 | 113,650 | — | 1,940 | 1,802,636 | 67,985 | 6,272,496 |
| －採納會計實務準則 | | | | | | | | | |
| 第十二條(經修訂)之調整 | — | — | — | — | — | — | (20,574) | — | (20,574) |
| －重新列賬 | 485,608 | 3,795,658 | 5,019 | 113,650 | — | 1,940 | 1,782,062 | 67,985 | 6,251,922 |
| 資產變現之減額 | — | — | — | (55,958) | — | — | — | — | (55,958) |
| 資產重新分類之減額 | — | — | — | (6,070) | — | — | — | — | (6,070) |
| 資產重新分類之轉賬 | — | — | — | (3,820) | 3,820 | — | — | — | — |
| (轉出)／轉入 | — | — | — | 21 | — | — | (21) | — | — |
| 重估盈餘 | — | — | — | — | 49,605 | — | — | — | 49,605 |
| 撥回以往從損益賬扣除的重估虧損 | — | — | — | — | (35,024) | — | — | — | (35,024) |
| 撥回以往從損益賬扣除的遞延稅項 | — | — | — | — | (4,464) | — | — | — | (4,464) |
| 本年度扣除的遞延稅項 | — | — | — | — | (787) | — | — | — | (787) |
| 折算兌換差額 | — | — | — | — | — | (965) | — | — | (965) |
| 本年度之溢利 | — | — | — | — | — | — | 327,164 | — | 327,164 |
| 二零零二年末期股息 | — | — | — | — | — | — | — | (67,985) | (67,985) |
| 二零零三年中期股息 | — | — | — | — | — | — | (29,137) | — | (29,137) |
| 二零零三年末期股息 | — | — | — | — | — | — | (67,985) | 67,985 | — |
| 二零零三年十二月三十一日 | 485,608 | 3,795,658 | 5,019 | 47,823 | 13,150 | 975 | 2,012,083 | 67,985 | 6,428,301 |

截至二零零二年十二月三十一日止年度

| | 股本<br>(港幣千元) | 股份<br>溢價賬<br>(港幣千元) | 資本贖回<br>儲備賬<br>(港幣千元) | 資本<br>儲備賬<br>(港幣千元) | 投資物業<br>重估價值<br>儲備賬<br>(港幣千元) | 滙兌<br>儲備賬<br>(港幣千元) | 損益賬<br>(港幣千元) | 擬派股息<br>(港幣千元) | 總額<br>(港幣千元) |
|---|---|---|---|---|---|---|---|---|---|
| 二零零二年一月一日 | | | | | | | | | |
| －原列賬 | 388,486 | 3,510,565 | 5,019 | 130,302 | 8,758 | 4,389 | 1,567,695 | 46,618 | 5,661,832 |
| －採納會計實務準則 | | | | | | | | | |
| 第十二條(經修訂)之調整 | — | — | — | — | (3,834) | — | (16,046) | — | (19,880) |
| －重新列賬 | 388,486 | 3,510,565 | 5,019 | 130,302 | 4,924 | 4,389 | 1,551,649 | 46,618 | 5,641,952 |
| 以供股方式發行之股份 | 97,122 | — | — | — | — | — | — | — | 97,122 |
| 以供股方式 | | | | | | | | | |
| 發行之股份溢價 | — | 291,365 | — | — | — | — | — | — | 291,365 |
| 發行股份之費用 | — | (6,272) | — | — | — | — | — | — | (6,272) |
| 因攤薄附屬公司權益 | | | | | | | | | |
| 而重列以往之商譽 | — | — | — | 22,748 | — | — | — | — | 22,748 |
| 資產變現之減額 | — | — | — | (39,400) | — | — | — | — | (39,400) |
| 重估虧損 | — | — | — | — | (8,758) | — | — | — | (8,758) |
| 從損益賬扣除的遞延稅項 | — | — | — | — | 3,834 | — | — | — | 3,834 |
| 折算兌換差額 | — | — | — | — | — | (2,449) | — | — | (2,449) |
| 本年度之溢利 | — | — | — | — | — | — | 378,038 | — | 378,038 |
| 供股股份之 | | | | | | | | | |
| 二零零一年末期股息 | — | — | — | — | — | — | (11,655) | 11,655 | — |
| 二零零一年末期股息 | — | — | — | — | — | — | — | (58,273) | (58,273) |
| 二零零二年中期股息 | — | — | — | — | — | — | (67,985) | — | (67,985) |
| 二零零二年末期股息 | — | — | — | — | — | — | (67,985) | 67,985 | — |
| 二零零二年十二月三十一日 | 485,608 | 3,795,658 | 5,019 | 113,650 | — | 1,940 | 1,782,062 | 67,985 | 6,251,922 |

## 附註一　　主要會計政策

### a) 編製基準

財務報表是按照香港公認之會計原則及由香港會計師公會頒佈之所有適用之會計準則而編製。財務報表乃根據歷史成本會計法編製，並按投資物業及若干固定資產之重估價值作出修訂。

年內，本集團採納由香港會計師公會頒佈並於二零零三年一月一日或以後開始之會計期間生效的經修訂會計實務準則第十二條「所得稅」。採用會計實務準則第十二條（經修訂）之主要影響與遞延稅項有關。

在以往年度，損益在會計上與稅務上不同處理方法而產生的重大時間差異，若預期有合理的可能性在可見將來引起稅項影響，便以負債法作出遞延稅項負債準備。會計實務準則第十二條（經修訂）要求採用資產負債表負債法，除有限例外情況外，財務報表內的資產及負債的賬面值與計算應課稅溢利時對應的稅基值之間的所有暫時差異，均作遞延稅項確認。此新會計政策已經追溯採用，二零零二年財務年度的比較數字因而重新列賬。於二零零三年一月一日及二零零二年一月一日本集團之年初保留溢利分別減少20,574,000港元及16,046,000港元，於二零零二年一月一日本集團之年初投資物業重估價值儲備減少3,834,000港元。變更之影響是增加於綜合損益賬中扣除之稅項6,352,000港元（二零零二年：16,132,000港元）。同時，於二零零三年十二月三十一日，於聯營公司之權益及少數股東權益分別減少23,927,000港元及18,340,000港元（於二零零二年十二月三十一日：21,523,000港元及25,509,000港元）。

### b) 編訂綜合賬表之準則

(i) 綜合賬表包括本公司及其所有附屬公司截至每年十二月三十一日止經審核之財務報表。

(ii) 本年度內收購或出售之附屬公司，其業績由其收購日起計算或計至出售日止。集團間之結餘及交易，及任何集團間之交易而產生之未變現溢利均於編製綜合賬表時悉數對銷，而集團間交易產生之未變現虧損亦與未變現溢利作一致之方法處理及對銷，惟數額僅以無減值之情況出現下才對銷。

## 附註一　主要會計政策 *(續)*

### c) 商譽或負商譽

合併時之商譽或負商譽代表投資在附屬公司、聯營公司及共同控制企業之成本超過或少於在收購日之本集團應佔所收購可分辨資產及負債之公平價值之數額。

商譽將會資本化為資產，然後以直線法按其不超過二十年之經濟效益期在損益表內攤銷。在綜合財務報表內附屬公司之商譽按成本值減任何累積攤銷和任何資產減值虧損列賬。而聯營公司和共同控制企業之商譽成本減任何累積攤銷和任何資產減值虧損則包括在其權益賬面值內。

在收購計劃內所涉及未曾確認的可預期的未來虧損及支出，而已能可靠地計算的負商譽者，將於此等未來虧損及支出確認時，於損益賬內確認。餘下的任何負商譽，如不超逾收購時非貨幣資產的公平價值，則按照該等需折舊或攤銷之非貨幣資產的可用期以加權平均數於損益賬內折舊或攤銷。惟負商譽超逾收購的非貨幣資產的公平價值之部分須立即確認於損益賬內。任何在綜合損益表內未確認的有關附屬公司之負商譽乃呈列為商譽，並從資產中扣除。至於聯營公司和共同控制企業，此等負商譽則包括在其權益之賬面值內。

所有於二零零一年一月一日前因收購而產生之商譽及負商譽繼續保留在儲備之內，並沒有重新列賬。

出售附屬公司、聯營公司及共同控制企業時，以往未在損益賬內攤銷的已購入商譽部分或以往作為儲備變動處理之商譽將包括於出售該等權益之損益內計算。

### d) 附屬公司

本公司之損益賬內只計算於年內來自附屬公司已收及應收之股息作為附屬公司之業績。在本公司之資產負債表內，附屬公司之權益是以成本值減任何資產減值虧損列賬。

## 附註一　主要會計政策(續)

### e) 聯營公司

綜合損益賬包括本集團於本年度佔其聯營公司之收購後業績，當中已包括在年內任何商譽或負商譽之攤銷。在綜合資產負債表內，於聯營公司之權益初時按成本列賬，其後按收購後本集團應佔該聯營公司資產淨值之變動作出調整。本公司只計算於年內來自聯營公司已收及應收之股息作為聯營公司之業績。在本公司之資產負債表內，於聯營公司之權益是以成本值減任何資產減值虧損列賬。

本集團與其聯營公司進行交易時，除有顯示未變現虧損導致所轉讓資產遭受減損外，未變現盈虧均予以撇銷，惟數額以本集團於有關聯營公司之權益為限。

### f) 合營投資

合營投資為一合約安排，據此本集團與至少另一合營者從事並共同控制某一經濟活動，而任何一方並無單方面對該經濟活動擁有控制權。

(i) 共同控制企業

共同控制企業乃指獨立的企業而本集團對該企業的權益作長期持有，並可與其他合營者根據合營合約上的安排，對其作出共同控制。

綜合損益賬包括本集團於本年度佔其共同控制企業之收購後業績，當中已包括年內任何商譽或負商譽之攤銷。在綜合資產負債表內，於共同控制企業之權益初時按成本列賬，其後按收購後本集團應佔該共同控制企業資產淨值之變動作出調整。本公司只計算於年內來自共同控制企業已收及應收之股息作為共同控制企業之業績。在本公司之資產負債表內，於共同控制企業之權益是以成本值減任何資產減值虧損列賬。

本集團與其共同控制企業進行交易時，除有顯示未變現虧損導致所轉讓資產遭受減損外，未變現盈虧均予以撇銷，惟數額以本集團於有關共同控制企業之權益為限。

## 附註一　主要會計政策 *(續)*

### f) 合營投資 *(續)*

(ii) 共同控制資產

共同控制資產為本集團與其他合營者按合約安排共同控制的資產，而本集團可藉共同控制而持控其應佔此等資產之未來經濟利益。

本集團應佔共同控制資產及與其他合營者共同承擔之負債按其性質分類並在資產負債表內確認。本集團在共同控制資產之權益所直接產生之負債及開支按應計項目基礎入賬。來自售賣或運用由集團應佔共同控制資產產品的收入，及應佔由合營投資項目所產生的所有費用，而當該些交易附有的經濟利益可能流入或流出集團時，均已在損益賬內確認。

### g) 收益確認

主要類別的收益按下列準則在賬表內確認：

客輪運作收益於每次客輪啟航時確認。燃料銷售收入於交付顧客時確認。會所業務及維修服務收入於提供服務時確認。管理費、租金收入、旅遊服務資助和利息收入按應計項目基礎確認。股息收入於收息權確立時確認。出售已落成物業所得收入及盈利於完成售樓合約時確認。當發展中物業經過初步建造工程後，其收益及溢利按工程進度完成的比例確認。用作計算之百分比為結算日的建造成本佔估計建造總成本之比例，按此基礎確認之溢利不能超過已收取的售樓所得金額。

### h) 固定資產

(i) 投資物業

投資物業乃發展完成之房地產物業，擬作長期出租用途。投資物業於結算日根據每年專業估值釐定之公開市場價值列賬。重估價值產生之盈餘計入投資物業重估價值儲備賬；而重估價值產生之虧損首先撇銷以往之整體重估價值盈餘，餘額按組合基礎計入損益賬內。若以往曾將虧損撥入損益賬而其後出現重估盈餘，則應將此等盈餘其中相等於該項曾從損益賬扣除的虧損之數額撥回損益賬。於出售投資物業時，以往計入重估價值儲備賬之有關重估價值盈餘則撥回並列報於損益賬內。

## 附註一　　主要會計政策（續）

### h) 固定資產（續）

(ii) 其他資產

房地產物業按成本值或董事估值減累積折舊及任何累積資產減值虧損列賬，重估之盈餘則撥入資本儲備賬內。本集團採用會計實務準則第十七條，故房地產物業並未有作經常性價值重估。船隻及其他固定資產按成本值減累積折舊及任何累積資產減值虧損列賬。

資產之成本值包括其買價以及使資產達至運作現狀及地點以作原定用途之任何直接費用。資產運作後產生之開支，如維修保養，通常於產生時計入期內的損益賬內。若有情況能清楚顯示有關開支可增加資產的預期未來經濟利益，則該等開支撥作資產的額外成本。

出售資產所產生之盈虧按出售所得收入與有關資產之賬面值的差額釐定，並列於損益賬內。有關資產應佔之重估儲備結餘將撥入保留溢利並作儲備變動顯示。

(iii) 折舊

由於估值時已顧及每座樓宇於估值日之狀況，故尚餘年期超過二十年或永久業權之投資物業並無作出攤銷及折舊準備。

長期或中期租約土地乃按其租約剩餘年期作攤銷。樓宇乃按五十年或租約剩餘年期兩者之較短期間以直線法計算折舊。

船隻及其他固定資產乃按預計可使用年期，以直線法計算折舊：

| | 年率 |
|---|---|
| 船隻及躉船 | 5%-16.7% |
| 其他資產 | 6.7%-33.3% |

## 附註一　　主要會計政策（續）

### i) 投資證券

投資證券為預算持續持有之證券，並於購入或更改用途時列明作長期持有，而此用途可清楚確定。

投資證券由其產生之合約日起確認為資產，並按成本值減非短暫性減值虧損準備列入資產負債表內。此等準備按每項投資個別釐定，並即時確認為開支，但當引致撇減或撇銷的情況及事件不再存在，並有有力證據顯示新的情況及事件將會在可預見將來持續，則會將準備撥回損益賬內。撥回的金額不得高於撇減額或撇銷額。

出售投資證券之盈虧乃出售所得收入與其賬面值的差額，並於其產生之期內入賬。

### j) 發展中物業

發展中物業如作長期用途則列為固定資產，並按成本值減任何累積資產減值虧損列賬。此等發展中物業並無折舊準備。發展中物業如作銷售用途則列為流動資產，並按成本值減任何預期虧損列賬。成本包括土地及發展成本、發展期間之建築費用及撥作資產成本化之融資成本。

### k) 有擔保可換股債券

有擔保可換股債券分別列賬披露，除非轉為股份，否則被視為負債。融資成本包括最後贖回時須支付之溢價乃按該等債券之尚餘年期以固定比率攤銷於損益賬內。

倘任何有擔保可換股債券於債券持有人贖回日前被購回並註銷，則所購回之有擔保可換股債券以往所提撥之贖回溢價準備，將計入損益賬內。購回有擔保可換股債券之收益或虧損於損益賬內確認。

### l) 存貨

存貨乃按其成本及可變現淨值之較低者入賬。未售出物業之成本值計算乃按此等未售出物業佔總建築成本比例分攤，其中包括土地及發展成本、建築費用及撥作資產成本化之融資成本。可變現淨值乃根據此等物業於結算日後，循正常營業程序出售所得之款項減除估計銷售費用而釐定，或由管理層按市場情況而估計。至於其他存貨，成本包括供應商之購貨成本，以先入先出及加權平均法釐定。可變現淨值相當於正常業務過程中的估計售價減去估計達至出售所需之估計費用。

## 附註一　主要會計政策(續)

### m) 貿易應收賬項

貿易應收賬項中被認為呆賬部分會提撥準備，而資產負債表內之貿易應收賬項已扣除有關準備列賬。

### n) 現金及等同現金

現金及等同現金指銀行結存及現金、銀行及其他財務機構之活期存款及短期流通性高之投資，而該等投資可隨時兑換為可知數額之現金且無重大變值風險，並為購入時於三個月內到期之投資項目。銀行透支須按需要時償還，並構成本集團現金管理之整體部分，亦包括在現金流量表內之現金及等同現金項目。

### o) 税項

所得税支出代表本期應付税項及遞延税項之總和。

本期應付税項乃按是年應課税溢利計算。應課税溢利與損益表列報之淨溢利不同，是因為不包括於其他年度之應課税或可扣除之收入或支出項目，也不包括從來無須課税或不可扣除之項目。本集團之本期税項負債乃按於結算日已生效或基本上已生效的税率計算。

遞延税項是預期應付或可收回税項，此等税項源於財務報表內資產及負債的賬面值與計算應課税溢利時對應的税基值之間的差異，採用資產負債表負債法入賬。通常，所有應課税的暫時差異均作遞延税項負債確認，而遞延税項資產則限於應課税溢利很可能予以抵銷之可扣除暫時差異才予以確認。如果暫時差異來自商譽或負商譽或一項不影響應課税溢利或會計溢利的交易(商業合併除外)中其他資產和負債的初次確認，則相關之遞延税項資產和負債將不被確認。

於附屬公司及聯營公司之投資及於合營投資之權益所帶來的應課税暫時差異，均作遞延税項負債確認，除非本集團能控制該暫時差異之轉回而該暫時差異很可能在可見將來不會轉回。

遞延税項資產的賬面值於結算日檢討，當不再可能有足夠應課税溢利令所有或部分遞延税項資產可以收回，該資產將會按不可以收回的部分減值。

遞延税項乃按預期適用於結算負債或變現資產期間的税率計算。遞延税項會扣除或計入損益表內，除非遞延税項與直接扣除或計入權益的項目有關，則遞延税項也會於權益內入賬。

遞延税項資產及負債可以抵銷，乃當它們與同一税務當局徵收之所得税有關而且本集團打算按淨基礎結算本期税項資產及負債。

**p) 營運租約**

營運租約之租金收入及支出按租賃年期以直線法計入或扣除損益賬內。或然租金收入和支出乃於賺取或產生之會計年度的損益賬內計入或扣除。

**q) 撥作資本的借貸成本**

借貸成本於產生時支銷，但如直接建造或生產需要相當長時間才可作原定用途或出售之資產，則其借貸成本撥作資產成本化。此等借貸成本在建造或生產活動展開時開始撥作資產成本化，並在有關資產大致上可供原定用途或出售時停止。年內撥作資產成本化之數額按有關借貸之成本減有關利息收入計算。

**r) 外幣**

以港幣以外之貨幣為單位之貨幣資產及負債和於香港以外成立的附屬公司、聯營公司和合營投資之以港幣以外之貨幣列報的資產負債表，乃按結算日之兑換率折算為港幣。以港幣以外之貨幣交易則按交易日之兑換率折算為港幣。於香港以外成立的附屬公司、聯營公司和合營投資之以港幣以外之貨幣列報的損益表，乃以加權平均兑換率折算為港幣。因折算附屬公司、聯營公司及合營投資的財務報表而產生之兑換差額則列為儲備變動處理，而其他兑換差額則計入經營溢利中。

**s) 僱員福利**

(i) 僱員累計有薪休假的費用列入損益賬作為支出，並按本集團預期為累積至結算日未享用權利而要額外支付金額計算。

(ii) 既定供款退休計劃之供款責任，包括根據強制性公積金計劃條例應付供款，於產生時於損益賬內列為支出。

**t) 關連人士**

倘一方能直接或間接控制另一方或對另一方的財務及營運決策發揮重大影響力，則雙方被視為關連人士。受共同控制或受共同重大影響之人士亦被視為關連人士。

## 附註一　主要會計政策(續)

### u) 資產減值

於結算日，當有跡象顯示資產的賬面值可能因某些事件或情況轉變而可能未能收回時，將就該資產進行減值檢討。倘一項資產之賬面值超逾其可收回金額，相等於賬面值與可收回金額間之差額之減值將於損益賬內確認。可收回金額乃資產之淨售價與使用值兩者之較高者。淨售價乃按公平交易原則出售資產而獲得之金額減出售開支，而使用值乃預期持續使用資產及使用期屆滿出售資產時所產生之估計未來現金流量之現值。

當有跡象顯示資產之已確認減值不再存在或減少時，將撥回以往年度已確認之資產減值虧損。撥回金額以假設資產在以往年度沒有確認任何資產減值虧損而釐定之賬面值為限，並計入損益賬內。

### v) 購股權

授予董事及員工認購本公司之股票的購股權，只於行使時才確認於資產負債表內。就每一股行使購股權而發行的股票，股本以面值計入；所得淨款項高於計入股本的餘額則計入股份溢價賬。

### w) 分類報告

分類項目是本集團內可區別的部分，或提供既定的產品或服務(業務分類)，或在既定的經濟環境內提供產品或服務(地區分類)，其承受的風險及回報因而與其他分類項目有所不同。

分類資料乃按本集團之業務及地區分類呈報。首要報告形式乃業務分類，按本集團之主要業務、管理架構及內部財務報告系統分類。

分類收入、支出、業績、資產及負債包括直接撥歸該分類項目以及可按合理準則分配予該分類項目。分類收入、支出、業績、資產及負債於編製綜合賬表過程中，以撇除集團間之結餘及交易前釐定，惟於單一分類項目內之集團間之結餘及交易除外。不同分類項目之間之價格，乃按公平交易原則釐定。

分類資本支出為年內購買預期可使用超過一個期間之分類資產而產生的總成本。

未分配項目主要包括財務及總公司之收入、支出及資產、計息貸款、借貸及稅項。

## 附註二　營業額及收益

集團之主要業務包括物業發展、投資及管理、船務及有關服務、酒店及消閒與及投資控股。

| | 集團 | |
|---|---|---|
| | **2003** **(港幣千元)** | 2002 (港幣千元) |
| **營業額** | | |
| 售出物業所得收益 | **3,574,494** | 3,337,967 |
| 客輪運作收益 | **1,243,385** | 1,376,461 |
| 出售燃料收益 | **9,246** | 7,323 |
| 會所業務收益 | **18,145** | 27,917 |
| 租金收入 | **118,836** | 100,544 |
| 來自非上市投資股息 | **17,216** | 25,174 |
| 來自應收按揭貸款利息 | **3,117** | 1,127 |
| 管理費及其他 | **166,807** | 138,175 |
| | **5,151,246** | 5,014,688 |
| **其他收益** | | |
| 利息收入 | **9,357** | 20,649 |
| 已收賠償金 | **2,359** | 12,239 |
| 其他 | **34,794** | 32,078 |
| | **46,510** | 64,966 |
| | **5,197,756** | 5,079,654 |

## 附註三　經營溢利

| | 集團 | |
|---|---|---|
| | **2003** | 2002 |
| | **（港幣千元）** | （港幣千元） |
| **已計入：** | | |
| 利息收入 | **18,978** | 32,196 |
| 減：於發展中物業撥作資產成本化之數額 | **(6,504)** | (10,420) |
| | **12,474** | 21,776 |
| 投資物業之租金收入 | **108,394** | 94,659 |
| 減：支出 | **(2,588)** | (3,083) |
| | **105,806** | 91,576 |
| 重估投資物業價值盈餘 | **35,024** | – |
| 來自非上市投資股息 | | |
| 一澳門娛樂 | **16,845** | 18,331 |
| 一其他 | **371** | 6,843 |
| 購回有擔保可換股債券之收益 | **27** | 6,444 |
| **已扣除：** | | |
| 存貨成本 | **3,593,128** | 3,238,737 |
| 員工開支 | **477,834** | 505,699 |
| 折舊 | | |
| 一持作營運收租用途之固定資產 | **3,312** | 2,946 |
| 一其他固定資產 | **147,175** | 149,455 |
| 商譽攤銷 | **3,186** | – |
| 核數師酬金 | **3,097** | 3,072 |
| 重估投資物業價值虧損 | **–** | 35,024 |
| 出售固定資產之虧損 | **17,372** | 923 |
| 營運租約項目下之物業最低應付租金 | **3,269** | 5,743 |
| 公積金供款 | **20,206** | 20,519 |

## 附註四　董事及高級管理人員之酬金

根據公司條例第161條所披露之董事酬金如下：

| | 集團 | |
|---|---|---|
| | 2003<br>(港幣千元) | 2002<br>(港幣千元) |
| **董事酬金** | | |
| 袍金 | | |
| 執行董事 | **280** | 280 |
| 獨立非執行董事 | **400** | 400 |
| 非執行董事 | **10** | 10 |
| 其他酬金 | | |
| 薪金及津貼 | **16,050** | 14,528 |
| 公司公積金供款 | **618** | 618 |
| | **17,358** | 15,836 |

其他酬金包括獨立非執行董事之酬金共200,000港元(二零零二年：200,000港元)。

按下列酬金級別劃分之董事人數：

| | 董事人數 | |
|---|---|---|
| **董事酬金級別** | **2003** | 2002 |
| 0港元至1,000,000港元 | **5** | 5 |
| 1,000,001港元至1,500,000港元 | **1** | 1 |
| 1,500,001港元至2,000,000港元 | **4** | 3 |
| 2,000,001港元至2,500,000港元 | **1** | 2 |
| 4,000,001港元至4,500,000港元 | **0** | 1 |
| 5,500,001港元至6,000,000港元 | **1** | 0 |

截至二零零三年十二月三十一日止年度，並無董事放棄支取酬金。

本集團五位薪酬最高之人士，四位(二零零二年：全部)為本公司之董事，其酬金之詳情已披露如上。其餘一位人士於年內之酬金並未包括在上文內，其酬金為薪金及津貼3,518,000港元及公司公積金供款159,000港元。

## 附註五　　融資成本

| | 集團 | |
|---|---|---|
| | 2003<br>(港幣千元) | 2002<br>(港幣千元) |
| 銀行貸款及透支之利息 | | |
| 　一須於五年內全數償還 | **25,978** | 82,470 |
| 其他貸款之利息 | | |
| 　一須於五年內全數償還 | **–** | 4,123 |
| 有擔保可換股債券之利息 | **12,711** | 16,788 |
| 贖回有擔保可換股債券之溢價準備 | **19,441** | 25,832 |
| 少數股東貸款之利息 | **18,832** | 52,349 |
| 減：於發展中物業撥作資產成本化之數額 | **(36,968)** | (80,163) |
| | **39,994** | 101,399 |

## 附註六　　投資(虧損)／收益淨額

年內投資虧損淨額包括出售一家附屬公司獲取之盈利為29,671,000港元，一家共同控制企業商譽減值虧損為65,898,000港元及一家附屬公司商譽減值虧損為2,045,000港元。二零零二年投資收益淨額包括出售一家聯營公司獲取之盈利為177,828,000港元，投資減值虧損為100,000,000港元及一家共同控制企業商譽減值虧損為6,307,000港元。

## 附註七　稅項

a) 綜合損益表中之稅項：

| | 2003<br>（港幣千元） | （重新列賬）<br>2002<br>（港幣千元） |
|---|---|---|
| **本期稅項－香港** | | |
| 本年度稅項 | **15,691** | 41,448 |
| 以往未確認稅項虧損及可扣除暫時差異之得益 | **(9,748)** | (1,662) |
| 往年不足／(超額)準備 | **104** | (13,189) |
| | **6,047** | 26,597 |
| **本期稅項－海外** | | |
| 本年度稅項 | **4,684** | 4,523 |
| 往年超額準備 | **(3,189)** | (6,440) |
| | **1,495** | (1,917) |
| **遞延稅項** | | |
| 暫時差異產生與轉回 | **10,585** | 10,248 |
| 現已確認以往未確認稅項虧損及可扣除暫時差異之得益 | **(4,329)** | – |
| 轉(出)／入以往扣除之遞延稅項至／從投資物業重估價值儲備賬 | **(4,464)** | 3,834 |
| 稅率改變之影響 | **3,652** | – |
| | **5,444** | 14,082 |
| **其他稅項－海外** | | |
| 記入收益所徵收的稅款及其他稅款 | **3,513** | 952 |
| **應佔公司及附屬公司稅項** | **16,499** | 39,714 |
| **所佔聯營公司稅項** | **2,824** | 1,162 |
| **所佔共同控制企業稅項** | **2,297** | – |
| | **21,620** | 40,876 |

香港利得稅準備乃按是年估計應課稅溢利以稅率17.5%(二零零二年：16%)計算。

海外稅項則根據有關司法權區適用之稅率計算。

於二零零三年三月，香港政府公佈適用於本集團香港業務的利得稅稅率由16%增加至17.5%。編製截至二零零三年十二月三十一日止年度之財務報表時已把此增加計算在內。

## 附註七　稅項（續）

b) 本集團財務報表所列稅項支出及會計溢利調節如下：

| | 2003<br>（港幣千元） | 2002<br>（港幣千元） |
|---|---|---|
| **除稅前溢利** | **320,953** | 568,713 |
| 按適用稅率17.5%（二零零二年：16%）計算之稅項 | **56,166** | 90,994 |
| 釐定應課稅溢利時不可扣除／（無須課稅）淨支出／（收入）的稅務影響 | **2,224** | (8,425) |
| 資產變現之資本盈利的稅務影響 | **(50,453)** | (29,404) |
| 投資物業成本調整的稅務影響 | **(540)** | – |
| 運用以往未確認稅項虧損及可扣除暫時差異的稅務影響 | **(22,611)** | (2,983) |
| 年內未確認稅項虧損及可扣除暫時差異的稅務影響 | **39,179** | 18,510 |
| 稅率改變對期初遞延稅項的影響 | **3,652** | – |
| 附屬公司、聯營公司及共同控制企業在其他司法權區經營而稅率不同的影響 | **(3,513)** | (13,246) |
| 往年超額準備 | **(1,533)** | (19,986) |
| 年內所得稅支出 | **22,571** | 35,460 |
| 轉（出）／入以往扣除之遞延稅項至／從投資物業重估價值儲備賬 | **(4,464)** | 3,834 |
| 因物業重估而扣除之遞延稅項 | **–** | 630 |
| 其他稅項 | **3,513** | 952 |
| **稅項支出總額** | **21,620** | 40,876 |

## 附註七　稅項 *(續)*

### c) 已確認之遞延稅項資產和負債

於資產負債表內已確認之遞延稅項資產和負債的性質及年內變動如下：

#### 遞延稅項資產

| | 會計折舊超過折舊免稅額之數額 (港幣千元) | 集團間未變現溢利 (港幣千元) | 準備 (港幣千元) | 稅項虧損 (港幣千元) | 其他 (港幣千元) | 總額 (港幣千元) |
|---|---|---|---|---|---|---|
| **集團** | | | | | | |
| 二零零二年一月一日 | | | | | | |
| 一原列賬 | – | – | – | – | – | – |
| 一採納會計實務準則 | | | | | | |
| 第十二條(經修訂)之調整 | (391) | (30,851) | (1,323) | (31,259) | – | (63,824) |
| 一重新列賬 | (391) | (30,851) | (1,323) | (31,259) | – | (63,824) |
| 扣除／(計入)本年度損益賬 | (38) | 3,858 | 1,323 | 8,356 | (295) | 13,204 |
| 二零零二年十二月三十一日 | (429) | (26,993) | – | (22,903) | (295) | (50,620) |
| 扣除／(計入)本年度損益賬 | 50 | 1,024 | – | 5,068 | (17) | 6,125 |
| 稅率改變之影響 | (40) | (2,531) | – | (2,147) | (27) | (4,745) |
| **二零零三年十二月三十一日** | **(419)** | **(28,500)** | **–** | **(19,982)** | **(339)** | **(49,240)** |

| | |
|---|---|
| **公司** | |
| 二零零二年一月一日 | |
| 一原列賬 | – |
| 一採納會計實務準則 | |
| 第十二條(經修訂)之調整 | (187) |
| 一重新列賬 | (187) |
| 扣除本年度損益賬 | 16 |
| 二零零二年十二月三十一日 | (171) |
| 扣除本年度損益賬 | 32 |
| 稅率改變之影響 | (16) |
| **二零零三年十二月三十一日** | **(155)** |

## 附註七　稅項（續）

### c) 已確認之遞延稅項資產和負債（續）

#### 遞延稅項負債

| | 折舊免稅額超過會計折舊之數額（港幣千元） | 重估物業價值（港幣千元） | 物業折舊免稅額之回補（港幣千元） | 已確認出售發展中物業之溢利（港幣千元） | 總額（港幣千元） |
|---|---|---|---|---|---|
| **集團** | | | | | |
| 二零零二年一月一日 | | | | | |
| 一原列賬 | 19,802 | – | – | 38,905 | 58,707 |
| 一採納會計實務準則第十二條（經修訂）之調整 | 57,589 | 3,834 | 15,771 | (38,905) | 38,289 |
| 一重新列賬 | 77,391 | 3,834 | 15,771 | – | 96,996 |
| 扣除／（計入）本年度損益賬 | (7,477) | 630 | 3,891 | – | (2,956) |
| 二零零二年十二月三十一日 | 69,914 | 4,464 | 19,662 | – | 94,040 |
| 扣除／（計入）本年度損益賬 | (8,011) | – | 8,142 | – | 131 |
| 扣除本年度權益 | – | 787 | – | – | 787 |
| 稅率改變之影響 | 6,554 | – | 1,843 | – | 8,397 |
| **二零零三年十二月三十一日** | **68,457** | **5,251** | **29,647** | **–** | **103,355** |

| | |
|---|---|
| **公司** | |
| 二零零二年一月一日 | |
| 一原列賬 | – |
| 一採納會計實務準則第十二條（經修訂）之調整 | 187 |
| 一重新列賬 | 187 |
| 計入本年度損益賬 | (16) |
| 二零零二年十二月三十一日 | 171 |
| 計入本年度損益賬 | (32) |
| 稅率改變之影響 | 16 |
| **二零零三年十二月三十一日** | **155** |

## 附註七　稅項*(續)*

### c) 已確認之遞延稅項資產和負債*(續)*

遞延稅項資產和負債可以抵銷，乃當能合法行使權利把本期稅項資產抵銷本期稅項負債，同時遞延稅項與同一稅務當局有關。

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | | (重新列賬) | | |
| | **2003** | 2002 | **2003** | 2002 |
| | **(港幣千元)** | (港幣千元) | **(港幣千元)** | (港幣千元) |
| 已確認遞延稅項資產 | **(6,510)** | (12,683) | **–** | – |
| 已確認遞延稅項負債 | **60,625** | 56,103 | **–** | – |
| | **54,115** | 43,420 | **–** | – |

### d) 未確認遞延稅項資產

以下項目之遞延稅項資產尚未確認：

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| | **(港幣千元)** | (港幣千元) | **(港幣千元)** | (港幣千元) |
| 稅項虧損 | **409,443** | 262,459 | **66,330** | 45,527 |
| 可扣除暫時差異 | **14,034** | 74,567 | **–** | – |
| | **423,477** | 337,026 | **66,330** | 45,527 |

本集團的未確認稅項虧損包括於結算日起五年內到期的虧損19,711,000港元(二零零二年：13,560,000港元)。本集團的其他稅項虧損及可扣除暫時差異及本公司的稅項虧損可以無限期結轉。

## 附註八　股息

| | 集團及公司 | |
|---|---|---|
| | **2003** **(港幣千元)** | 2002 (港幣千元) |
| 中期股息：1,942,433,910股，每股派1.5港仙 (二零零二年：1,942,433,910股，每股派3.5港仙) | **29,137** | 67,985 |
| 擬派末期股息：1,942,433,910股，每股派3.5港仙 (二零零二年：1,942,433,910股，每股派3.5港仙) | **67,985** | 67,985 |
| 二零零一年388,486,782供股股份之末期股息，每股派3.0港仙 | **–** | 11,655 |
| | **97,122** | 147,625 |

## 附註九　每股盈利

每股基本盈利乃根據年內股東應佔溢利327,164,000港元(二零零二年：378,038,000港元，重新列賬)及於年內已發行股份之加權平均數1,942,433,910股(二零零二年：1,843,202,631股)計算。每股攤薄後盈利乃根據股東應佔溢利327,164,000港元(二零零二年：378,038,000港元，重新列賬)及就所有具攤薄潛力之普通股作出調整後的已發行股份之加權平均數1,955,156,107股(二零零二年：1,846,842,345股)計算。

用於計算每股基本盈利及每股攤薄後盈利之股東應佔溢利及股份之加權平均數計算如下：

截至十二月三十一日止年度

| | 股東應佔溢利 | (重新列賬) | 股份之加權平均數 | |
|---|---|---|---|---|
| | **2003** **(港幣千元)** | 2002 (港幣千元) | **2003** | 2002 |
| 用於計算每股基本盈利之溢利／股份數目 | **327,164** | 378,038 | **1,942,433,910** | 1,843,202,631 |
| 具攤薄潛力之普通股之影響 －購股權 | **–** | – | **12,722,197** | 3,639,714 |
| 用於計算每股攤薄後盈利之溢利／股份數目 | **327,164** | 378,038 | **1,955,156,107** | 1,846,842,345 |

## 附註十　固定資產

集團

| | 投資物業（港幣千元） | 房地產（港幣千元） | 發展中物業（港幣千元） | 船隻及躉船（港幣千元） | 其他資產（港幣千元） | 總值（港幣千元） |
|---|---|---|---|---|---|---|
| **成本或估值** | | | | | | |
| 二零零三年一月一日 | 2,212,762 | 1,066,838 | 186,165 | 1,923,825 | 760,494 | 6,150,084 |
| 兌換調整 | (1,558) | – | – | – | (2) | (1,560) |
| 收購附屬公司之添置 | – | – | – | – | 4,859 | 4,859 |
| 添置／轉入 | 258 | – | 81,073 | 16,779 | 13,802 | 111,912 |
| 成本調整 | (3,101) | – | – | – | – | (3,101) |
| 出售／轉出 | – | – | – | – | (57,927) | (57,927) |
| 重新分類 | 267,238 | – | (267,238) | – | – | – |
| 重估盈餘 | 49,605 | – | – | – | – | 49,605 |
| 二零零三年十二月三十一日 | 2,525,204 | 1,066,838 | – | 1,940,604 | 721,226 | 6,253,872 |
| **攤銷及折舊** | | | | | | |
| 二零零三年一月一日 | – | 225,889 | – | 1,063,375 | 564,165 | 1,853,429 |
| 兌換調整 | – | – | – | – | (1) | (1) |
| 收購附屬公司 | – | – | – | – | 895 | 895 |
| 本年度攤銷及折舊 | – | 6,711 | – | 86,091 | 57,685 | 150,487 |
| 出售時撥回 | – | – | – | – | (40,333) | (40,333) |
| 二零零三年十二月三十一日 | – | 232,600 | – | 1,149,466 | 582,411 | 1,964,477 |
| **賬面淨值** | | | | | | |
| **二零零三年十二月三十一日** | **2,525,204** | **834,238** | **–** | **791,138** | **138,815** | **4,289,395** |
| 二零零二年十二月三十一日 | 2,212,762 | 840,949 | 186,165 | 860,450 | 196,329 | 4,296,655 |

## 附註十　固定資產*(續)*

### 公司

| | 其他資產 (港幣千元) |
|---|---|
| **成本** | |
| 二零零三年一月一日 | 3,322 |
| 添置 | 270 |
| 出售 | (48) |
| 二零零三年十二月三十一日 | 3,544 |
| **折舊** | |
| 二零零三年一月一日 | 2,115 |
| 本年度折舊 | 460 |
| 出售時撥回 | (40) |
| 二零零三年十二月三十一日 | 2,535 |
| **賬面淨值** | |
| **二零零三年十二月三十一日** | **1,009** |
| 二零零二年十二月三十一日 | 1,207 |

本集團之其他資產主要包括傢具、裝修及維修之船隻零件。

本集團之投資物業及房地產於二零零三年十二月三十一日之成本值及估值分析如下：

| | 位於香港 | | 位於香港以外 | | |
|---|---|---|---|---|---|
| | (長期租約) (港幣千元) | (中期租約) (港幣千元) | (中期租約) (港幣千元) | (永久業權) (港幣千元) | 總值 (港幣千元) |
| **投資物業** | | | | | |
| 二零零三年專業估值 | 204,000 | 1,908,816 | 359,388 | 53,000 | 2,525,204 |
| **房地產** | | | | | |
| 一九八九年董事估值 | 80,080 | – | – | – | 80,080 |
| 成本值 | 13,369 | 451,213 | 522,176 | – | 986,758 |
| | 93,449 | 451,213 | 522,176 | – | 1,066,838 |

所有投資物業均持作營運收租用途。

投資物業在二零零三年十二月三十一日依據公開市值由獨立專業估值師第一太平戴維斯(香港)有限公司及卓德測計師行作出估值。

## 附註十　固定資產(續)

所有其他固定資產按成本值減累積折舊列賬。

持作營運收租用途之船隻總賬面值為59,672,000港元(二零零二年：59,672,000港元)及其有關累計折舊費用為51,857,000港元(二零零二年：48,545,000港元)。

由發展中物業重新分類之投資物業包括於年內資本化之融資成本為930,000港元(二零零二年：投資物業及發展中物業包括資本化之融資成本分別為1,926,000港元及1,562,000港元)。

## 附註十一　附屬公司

| | 公司 | |
|---|---|---|
| | **2003** | 2002 |
| | **(港幣千元)** | (港幣千元) |
| 非上市股份按成本價 | **20,100** | 20,100 |
| 附屬公司欠款減準備 | **4,983,206** | 5,558,575 |
| 尚欠附屬公司款項 | **(901,340)** | (850,777) |
| | **4,101,966** | 4,727,898 |

關於主要附屬公司之詳細資料概列於第八十七頁至第八十九頁。

## 附註十二　聯營公司

| | 公司 | |
|---|---|---|
| | **2003** | 2002 |
| | **(港幣千元)** | (港幣千元) |
| 非上市股份按成本價 | **678** | 678 |
| 聯營公司欠款減準備 | **1,954** | 1,954 |
| | **2,632** | 2,632 |

| | 集團 | |
|---|---|---|
| | | (重新列賬) |
| | **2003** | 2002 |
| | **(港幣千元)** | (港幣千元) |
| 所佔淨資產 | **300,584** | 275,549 |
| 次級貸款 | **–** | 49,957 |
| 聯營公司欠款減準備 | **291,507** | 616,320 |
| 尚欠聯營公司款項 | **(2,846)** | (2,851) |
| | **288,661** | 663,426 |
| | **589,245** | 938,975 |

關於主要聯營公司之詳細資料概列於第八十七頁至第八十九頁。

## 附註十三　合營投資

### a) 共同控制企業

| | 公司 2003 (港幣千元) | 公司 2002 (港幣千元) |
|---|---|---|
| 資本注資按成本價 | **4,972** | – |

| | 集團 2003 (港幣千元) | 集團 2002 (港幣千元) |
|---|---|---|
| 所佔淨資產 | **17,111** | 23,005 |
| 未攤銷之商譽 | **1,672** | 2,230 |
| 共同控制企業欠款 | **35,218** | 47,779 |
| | **54,001** | 73,014 |

於年內，本集團進一步收購一家投資公司之權益後，引致該公司重新分類為共同控制企業。鑑於該公司持續虧損，董事評估過經濟利益的流入後，認為商譽共65,898,000港元應被減值及於綜合損益表內扣除。

本集團所佔共同控制企業之業績包括商譽攤銷為558,000港元(二零零二年：1,107,000港元)。

### b) 共同控制資產

於結算日，與本集團所持有共同控制資產權益有關而在財務報表內確認之資產及負債總額如下：

| | 集團 2003 (港幣千元) | 集團 2002 (港幣千元) |
|---|---|---|
| **資產** | | |
| 固定資產 | **287,000** | – |
| 發展中物業 | **–** | 1,380,569 |
| 存貨 | **154,772** | – |
| 代管人持有出售物業之款項 | **662,194** | 780,846 |
| 應收賬款及按金 | **31,569** | 36,514 |
| 現金及銀行結餘 | **18,572** | 28,507 |
| | **1,154,107** | 2,226,436 |
| **負債** | | |
| 應付賬款及應計費用 | **328,955** | 1,325,552 |

關於主要合營投資之詳細資料概列於第八十七頁至第八十九頁。

## 附註十四 投資

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| | **(港幣千元)** | (港幣千元) | **(港幣千元)** | (港幣千元) |
| **投資證券** | | | | |
| 香港上市股份按成本價減減值虧損 | **4,694** | 4,694 | **–** | – |
| 非上市股份按成本價減減值虧損 | **840,962** | 926,395 | **234,723** | 244,892 |
| | **845,656** | 931,089 | **234,723** | 244,892 |
| **其他** | | | | |
| 國內合營投資權益按成本價減減值虧損 | **–** | 2,629 | **–** | – |
| 會所會籍按成本價 | **140** | 140 | **–** | – |
| | **140** | 2,769 | **–** | – |
| 投資公司欠款 | **28,190** | 65,105 | **125** | 125 |
| 尚欠投資公司款項 | **–** | (4,104) | **–** | (4,104) |
| | **28,190** | 61,001 | **125** | (3,979) |
| | **873,986** | 994,859 | **234,848** | 240,913 |
| 上市股份之市場價值 | **7,903** | 5,346 | **–** | – |

## 附註十五　商譽

| | 集團<br>(港幣千元) |
|---|---|
| **成本** | |
| 二零零三年一月一日 | – |
| 收購附屬公司之添置 | 44,134 |
| 二零零三年十二月三十一日 | 44,134 |
| **攤銷及減值虧損** | |
| 二零零三年一月一日 | – |
| 本年度攤銷 | 3,186 |
| 本年度確認減值虧損 | 2,045 |
| 二零零三年十二月三十一日 | 5,231 |
| **賬面值** | |
| **二零零三年十二月三十一日** | **38,903** |
| 二零零二年十二月三十一日 | – |

鑑於附屬公司之財務表現，董事認為商譽的賬面值共2,045,000港元(二零零二年：無)應被減值及不應於財務報表內結轉。因此，基於董事對經濟利益流入之評估後，該金額確認為減值虧損並於綜合損益表內扣除。

商譽之攤銷期為五至十年。

## 附註十六　存貨

| | 集團 | |
|---|---|---|
| | **2003**<br>**(港幣千元)** | 2002<br>(港幣千元) |
| 物業 | **1,761,229** | 3,306,621 |
| 零件 | **102,914** | 123,132 |
| 其他 | **2,548** | 2,816 |
| | **1,866,691** | 3,432,569 |

持作營運收租用途之物業總賬面值為28,119,000港元(二零零二年：20,020,000港元)。

## 附註十七　貿易應收及應付賬款－賬齡分析

本集團對客戶保持明確並合乎市場需要和客戶業務的信貸政策。貿易應收賬款之賬齡分析如下：

| | 集團 2003 (港幣千元) | 集團 2002 (港幣千元) |
|---|---|---|
| 零至三十日 | **81,165** | 56,573 |
| 三十一至六十日 | **25,541** | 18,359 |
| 六十一至九十日 | **5,208** | 788 |
| 超過九十日 | **45,083** | 47,028 |
| | **156,997** | 122,748 |

貿易應付賬款之賬齡分析如下：

| | 集團 2003 (港幣千元) | 集團 2002 (港幣千元) |
|---|---|---|
| 零至三十日 | **445,771** | 173,853 |
| 三十一至六十日 | **9,795** | 3,956 |
| 六十一至九十日 | **4,974** | 735 |
| 超過九十日 | **1,800** | 37,885 |
| | **462,340** | 216,429 |

## 附註十八　僱員福利準備

僱員福利準備代表本集團預期付出之僱員累積有薪休假的費用。

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | **2003 (港幣千元)** | 2002 (港幣千元) | **2003 (港幣千元)** | 2002 (港幣千元) |
| 一月一日 | **28,700** | 31,221 | **2,594** | 2,010 |
| 收購附屬公司之添置 | **138** | – | **–** | – |
| 年內(使用)／準備淨額 | **(2,648)** | (1,577) | **741** | 775 |
| 年內已付之金額 | **(1,669)** | (944) | **(139)** | (191) |
| 十二月三十一日 | **24,521** | 28,700 | **3,196** | 2,594 |

## 附註十九　股本

| | 2003 | | 2002 | |
|---|---|---|---|---|
| | **股份數目** | **(港幣千元)** | 股份數目 | (港幣千元) |
| **法定股本** | | | | |
| 每股面值0.25港元普通股 | | | | |
| 一月一日 | **4,000,000,000** | **1,000,000** | 2,000,000,000 | 500,000 |
| 增加法定股本 | **–** | **–** | 2,000,000,000 | 500,000 |
| 十二月三十一日 | **4,000,000,000** | **1,000,000** | 4,000,000,000 | 1,000,000 |
| **發行及已繳足股本** | | | | |
| 每股面值0.25港元普通股 | | | | |
| 一月一日 | **1,942,433,910** | **485,608** | 1,553,947,128 | 388,486 |
| 以供股方式發行之股份 | **–** | **–** | 388,486,782 | 97,122 |
| 十二月三十一日 | **1,942,433,910** | **485,608** | 1,942,433,910 | 485,608 |

於二零零二年五月三十一日，本公司於一九九三年五月十八日採納之購股權計劃(一九九三年購股權計劃)已被終止，並採納新購股權計劃(二零零二年購股權計劃)。年內，在二零零二年購股權計劃下，並無授出任何可認購本公司之普通股的購股權。

根據一九九三年購股權計劃，合資格的董事及僱員獲授可認購本公司之普通股的購股權。行使價為給予購股權日前五個交易日之本公司股份在香港聯合交易所的平均收市價的百分之八十。一九九三年購股權計劃下，授予僱員的購股權可由授出日起計五年內行使，而授予董事的購股權則可由授出日起計十年內行使。於二零零三年十二月三十一日，一九九三年購股權計劃下尚未行使的購股權如下：

| **購股權授出日期** | **行使價** | **購股權數目** |
|---|---|---|
| 一九九五年三月二十四日 | 3.35港元 | 5,401,791 |
| 二零零零年一月三日 | 1.15港元 | 25,669,565 |

購股權計劃之其他詳細資料概列於第三十七頁至第三十九頁之董事會報告書中「權益之披露」((d)段)。

## 附註二十 儲備

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | **2003**<br>**(港幣千元)** | 2002<br>(港幣千元) | **2003**<br>**(港幣千元)** | 2002<br>(港幣千元) |
| **資本儲備賬** | | | | |
| 一月一日 | **113,650** | 130,302 | **–** | – |
| 從損益賬轉入 | **21** | – | **–** | – |
| 因攤薄附屬公司權益而重列以往之商譽 | **–** | 22,748 | **–** | – |
| 資產變現之減額 | **(55,958)** | (39,400) | **–** | – |
| 資產重新分類之減額 | **(6,070)** | – | **–** | – |
| 因資產重新分類而轉賬入 | | | | |
| 投資物業重估價值儲備賬 | **(3,820)** | – | **–** | – |
| 十二月三十一日 | **47,823** | 113,650 | **–** | – |
| **投資物業重估價值儲備賬** | | | | |
| 一月一日 | | | | |
| 一原列賬 | **–** | 8,758 | **–** | – |
| 一採納會計實務準則第十二條 | | | | |
| (經修訂)之調整 | **–** | (3,834) | **–** | – |
| 一重新列賬 | **–** | 4,924 | **–** | – |
| 重估盈餘/(虧損) | **49,605** | (8,758) | **–** | – |
| 撥回以往從損益賬扣除的重估虧損 | **(35,024)** | – | **–** | – |
| 轉至損益賬之税項 | **–** | 3,834 | **–** | – |
| 撥回以往從損益賬扣除的遞延税項 | **(4,464)** | – | **–** | – |
| 本年度扣除的遞延税項 | **(787)** | – | **–** | – |
| 從資本儲備賬轉入 | **3,820** | – | **–** | – |
| 十二月三十一日 | **13,150** | – | **–** | – |
| **股份溢價賬** | | | | |
| 一月一日 | **3,795,658** | 3,510,565 | **3,795,658** | 3,510,565 |
| 以供股方式發行之股份 | **–** | 291,365 | **–** | 291,365 |
| 發行股份之費用 | **–** | (6,272) | **–** | (6,272) |
| 十二月三十一日 | **3,795,658** | 3,795,658 | **3,795,658** | 3,795,658 |
| **資本贖回儲備賬** | | | | |
| 一月一日及十二月三十一日 | **5,019** | 5,019 | **5,019** | 5,019 |

## 附註二十 儲備 *(續)*

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | **2003 (港幣千元)** | 2002 (港幣千元) | **2003 (港幣千元)** | 2002 (港幣千元) |
| **滙兑儲備賬** | | | | |
| 一月一日 | **1,940** | 4,389 | **–** | – |
| 折算兑換差額 | **(965)** | (2,449) | **–** | – |
| 十二月三十一日 | **975** | 1,940 | **–** | – |
| **損益賬** | | | | |
| 一月一日 | | | | |
| 一原列賬 | **1,802,636** | 1,567,695 | **802,726** | 567,467 |
| 一採納會計實務準則第十二條（經修訂）之調整 | **(20,574)** | (16,046) | **–** | – |
| 一重新列賬 | **1,782,062** | 1,551,649 | **802,726** | 567,467 |
| 年內溢利 | **327,164** | 378,038 | **112,375** | 382,884 |
| | **2,109,226** | 1,929,687 | **915,101** | 950,351 |
| 轉至資本儲備賬 | **(21)** | – | **–** | – |
| 股息 | **(97,122)** | (147,625) | **(97,122)** | (147,625) |
| 十二月三十一日 | **2,012,083** | 1,782,062 | **817,979** | 802,726 |
| | **5,874,708** | 5,698,329 | **4,618,656** | 4,603,403 |

於結算日資本儲備賬內包括商譽及負商譽分別為34,121,000港元及10,199,000港元（二零零二年：34,121,000港元及10,199,000港元）。對於二零零二年一月一日前因收購而引致之商譽、負商譽及商業合併而言，計算其有關因應會計實務準則第十二條（經修訂）所需的財務調整並不實際可行。

根據公司條例第79B條規定計算，本公司於結算日可分配予股東之儲備為817,979,000港元（二零零二年：802,726,000港元）。

本集團之保留溢利／（虧損）分析如下：

| | 本公司及附屬公司 (港幣千元) | 聯營公司 (港幣千元) | 共同控制企業 (港幣千元) | 總計 (港幣千元) |
|---|---|---|---|---|
| **於二零零三年十二月三十一日之保留溢利／（虧損）** | **1,868,255** | **158,034** | **(14,206)** | **2,012,083** |
| 於二零零二年十二月三十一日之保留溢利／（虧損）（重新列賬） | 1,673,240 | 136,812 | (27,990) | 1,782,062 |

## 附註二十一　長期借貸

| | 集團 | |
|---|---|---|
| | **2003** | 2002 |
| | **(港幣千元)** | (港幣千元) |
| **須於下列期限償還之銀行貸款** | | |
| 不超過一年 | **68,850** | 323,271 |
| 超過一年，但少於兩年 | **662,450** | 121,593 |
| 超過兩年，但少於五年 | **496,450** | 1,741,639 |
| 減：列於流動負債內之流動部分 | **(68,850)** | (323,271) |
| | **1,158,900** | 1,863,232 |
| **須於下列期限償還之其他貸款** | | |
| 超過五年 | **5,000** | 5,000 |
| **有擔保可換股債券** | | |
| 不超過一年 | **296,820** | – |
| 超過一年，但少於兩年 | **–** | 308,460 |
| 減：列於流動負債內之流動部分 | **(296,820)** | – |
| | **–** | 308,460 |
| | **1,163,900** | 2,176,692 |
| **包括：** | | |
| 銀行貸款(附註a) | **1,227,750** | 2,186,503 |
| 其他貸款(附註b) | **5,000** | 5,000 |
| 有擔保可換股債券(附註c) | **296,820** | 308,460 |
| 減：列於流動負債內之流動部分 | **(365,670)** | (323,271) |
| | **1,163,900** | 2,176,692 |

附註：

a) 銀行貸款312,000,000港元(二零零二年：327,503,000港元)乃以本集團若干船隻567,345,000港元(二零零二年：622,257,000港元)作抵押。

餘額由本公司作出擔保而取得。銀行貸款中530,750,000港元(二零零二年：577,503,000港元)為分期償還。

b) 其他貸款屬無抵押及免利息。

## 附註二十一　長期借貸(續)

c) 一九九九年七月，一家附屬公司發行總值70,000,000美元用作支付長沙灣船廠舊址重建計劃之補地價金額及發展費用以年利率4.25%並須於每滿一年後付息之有擔保可換股債券。該批債券由本公司擔保，並在盧森堡證券交易所上市。債券持有人可在一九九九年七月二十七日至二零零四年七月二十日期間，隨時按7.76港元兌1美元之固定滙率，以每股2.33港元兌換價(可作出調整)將債券轉換為每股面值0.25港元之本公司股份。除非先前已被購回及註銷、贖回或轉換，該批債券將於二零零四年七月二十七日按本金之132.5%加應計利息贖回。賬表內已就應付贖回溢價提撥準備，使應付溢價於債券有效期內按固定比率撇銷。

年內，該附屬公司以14,274,000港元(二零零二年：271,329,000港元)購回合共面值1,500,000美元(二零零二年：30,250,000美元)之有擔保可換股債券，此等債券隨即註銷。購入代價與債券購回的本金之差額2,634,000港元(二零零二年：36,589,000港元)，及該批債券以往之贖回溢價提撥準備2,661,000港元(二零零二年：43,033,000港元)，已於損益表內列賬。

## 附註二十二　少數股東權益及貸款

| | 集團 | |
|---|---|---|
| | | (重新列賬) |
| | **2003** | 2002 |
| | **(港幣千元)** | (港幣千元) |
| 應佔權益 | **1,349,804** | 1,389,683 |
| 少數股東貸款 | **2,608,461** | 3,250,569 |
| | **3,958,265** | 4,640,252 |

少數股東貸款並無擔保及並無固定還款期。本集團並無對少數股東貸款作出任何之擔保。其中779,694,000港元(二零零二年：1,584,365,000港元)乃以香港銀行同業拆息加百分之零點五八計算利息而餘額則免利息。

## 附註二十三　綜合現金流量表

### a) 收購附屬公司權益

| | 2003 (港幣千元) | 2002 (港幣千元) |
|---|---|---|
| **收購資產淨值** | | |
| 固定資產 | **3,964** | 62 |
| 物業 | **–** | 337,661 |
| 貿易及其他應收賬款、按金及預付款 | **23,340** | 22,484 |
| 現金及銀行結餘 | **19,870** | 13,482 |
| 貿易及其他應付賬款、按金及應計費用 | **(17,175)** | (4,562) |
| 僱員福利準備 | **(138)** | – |
| | **29,861** | 369,127 |
| 集團原來所佔共同控制企業權益 | **(55,019)** | (369,127) |
| | **(25,158)** | – |
| 來自收購之商譽 | **44,134** | – |
| | **18,976** | – |
| **支付方式** | | |
| 以賣方尚欠本集團之款項作抵銷 | **18,976** | – |
| 已支付代價 | **–** | – |
| 收購之現金及等同現金 | **19,870** | 13,482 |
| 收購附屬公司權益的現金流量 | **19,870** | 13,482 |

截至二零零三年十二月三十一日止年度，所收購之附屬公司於收購日至結算日期間的除稅前虧損為16,714,000港元。該等公司對本集團二零零三年之現金流量並無重大影響。截至二零零二年十二月三十一日止年度，所收購之附屬公司對本集團之除稅前溢利及現金流量並無重大影響。

### b) 出售附屬公司權益

| | 2003 (港幣千元) | 2002 (港幣千元) |
|---|---|---|
| **出售資產淨值** | | |
| 聯營公司 | **312,342** | – |
| 貿易及其他應付賬款、按金及應計費用 | **(13)** | – |
| | **312,329** | – |
| 出售之盈利 | **29,671** | – |
| | **342,000** | – |
| **收取方式** | | |
| 現金代價 | **342,000** | – |
| 已收取代價 | **342,000** | – |
| 出售之現金及等同現金 | **–** | – |
| 出售附屬公司權益的現金流量 | **342,000** | – |

## 附註二十三　綜合現金流量表（續）

### c) 現金及等同現金之分析

現金及等同現金由定期存款、現金及銀行結餘組成。在現金流量表中，現金及等同現金包括以下資產負債表之款額：

| | 2003<br>（港幣千元） | 2002<br>（港幣千元） |
|---|---|---|
| 定期存款 | **1,500,684** | 809,510 |
| 現金及銀行結餘 | **113,488** | 89,534 |
| | **1,614,172** | 899,044 |
| 超過三個月之定期存款 | **(36,000)** | – |
| 銀行作為抵押之定期存款 | **–** | (1,200) |
| 於現金流量表內之現金及等同現金 | **1,578,172** | 897,844 |

於結算日，現金及等同現金包括附屬公司持有的現金及銀行結餘19,179,000港元（二零零二年：17,936,000港元），該等款項因受貨幣兑換限制，不能自由地滙出予本集團。

### d) 主要非現金交易

年內本集團的主要非現金交易如下：

(i) 以總代價18,976,000港元收購附屬公司。此代價的支付方式，是以賣方尚欠本集團之款項作抵銷。

(ii) 以一家賬面值為34,007,000港元之共同控制企業權益換取兩家附屬公司百分之六十點二九之權益。

(iii) 在進一步收購一家投資公司之權益後，於該投資公司投資賬面值93,205,000港元重新分類為共同控制企業之權益。

## 附註二十四　公積金計劃

本集團已根據強制性公積金計劃條例於二零零零年十二月設立強制性公積金（強積金）計劃。由於本集團現行之公積金計劃已獲豁免，所有員工均可選擇加入強積金計劃或維持原有計劃。如員工選擇加入強積金計劃，公司和員工均須以僱員有關入息（以二萬港元為上限）之百分之五作為供款。員工可選擇高於此最低供款額之自願性供款。

除強積金計劃外，本集團亦有兩個定額供款之公積金計劃，包括所有於二零零零年八月二日前加入本集團及不選擇加入強積金計劃之合資格員工。本集團和員工均須以僱員之每月基本薪金之百分之五作為供款。

此強積金計劃及其他定額供款之公積金計劃之資產均由獨立之信託人管理。本集團已於二零零三年十二月三十一日止年度之損益賬中扣除之供款為20,206,000港元（二零零二年：20,519,000港元）。兩年均沒有因員工退出該等定額供款之公積金計劃而被沒收僱主公積金供款以抵銷僱主之供款。於結算日，本集團有18,018,000港元（二零零二年：13,577,000港元）之沒收供款可供使用，以抵銷日後本集團對有關計劃的供款。

## 附註二十五　承擔

### a) 資本承擔

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | **2003** **(港幣千元)** | 2002 (港幣千元) | **2003** **(港幣千元)** | 2002 (港幣千元) |
| **已簽約但未撥備** | | | | |
| 資本性支出 | **30,457** | 13,188 | **–** | – |
| 共同控制企業資本注資 | **9,650** | – | **9,198** | – |
| | **40,107** | 13,188 | **9,198** | – |
| **已批准但未簽約** | | | | |
| 資本性支出 | **11,568** | 24,511 | **–** | – |

除以上所述外，本集團及本公司所佔共同控制企業本身之資本承擔如下：

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | **2003** **(港幣千元)** | 2002 (港幣千元) | **2003** **(港幣千元)** | 2002 (港幣千元) |
| 已簽約但未撥備 | **1,468** | – | **–** | – |
| 已批准但未簽約 | **825** | – | **–** | – |
| | **2,293** | – | **–** | – |

### b) 租約承擔

來年之應付不能取消之營運租約之最低應付租金總額如下：

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | **2003** **(港幣千元)** | 2002 (港幣千元) | **2003** **(港幣千元)** | 2002 (港幣千元) |
| 第一年內 | **3,435** | 3,905 | **–** | – |
| 第二至第五年內 | **1,943** | 3,154 | **–** | – |
| | **5,378** | 7,059 | **–** | – |

本集團之營運租約之年期主要介乎兩年至三年。

## 附註二十五 承擔（續）

c) **來年應收之最低租金**

來年之應收不能取消之營運租約之最低租金總額如下：

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | **2003 (港幣千元)** | 2002 (港幣千元) | **2003 (港幣千元)** | 2002 (港幣千元) |
| 第一年內 | **64,618** | 68,808 | **–** | – |
| 第二至第五年內 | **132,037** | 158,131 | **–** | – |
| 第五年後 | **8,770** | 14,308 | **–** | – |
| | **205,425** | 241,247 | **–** | – |

本集團之營運租約之年期主要介乎六個月至九年。

d) 本集團因在正常業務運作過程中，簽訂多項合約以完成地產發展項目。於結算日未撥備之工程承擔總值約30,420,000港元（二零零二年：687,122,000港元）。

## 附註二十六 或然負債

| | 集團 | | 公司 | |
|---|---|---|---|---|
| | **2003 (港幣千元)** | 2002 (港幣千元) | **2003 (港幣千元)** | 2002 (港幣千元) |
| 本公司為附屬公司取得信貸向第三者發出保證書 | **–** | – | **915,800** | 1,998,500 |
| 本公司為附屬公司發行有擔保可換股債券而作出擔保 | **–** | – | **296,820** | 308,460 |
| 銀行發出信用狀 | **163** | 930 | **–** | – |

## 附註二十七　關連人士交易

a) 集團按正常商業條件及在正常業務運作過程中進行重大的關連人士交易，詳情如下：

| | 附註 | 2003<br>(港幣千元) | 2002<br>(港幣千元) |
|---|---|---|---|
| 與澳門娛樂集團之重大交易 | (i) | | |
| 已收澳門娛樂股息 | | **16,845** | 18,331 |
| 售予澳門娛樂集團船票 | | **401,505** | 344,130 |
| 就出售船票而付予澳門娛樂集團的折扣及佣金 | | **32,076** | 43,112 |
| 就管理酒店及澳門旅遊塔會展娛樂中心(澳門塔)向澳門娛樂收取的管理費及獎金 | | **31,262** | 24,593 |
| 就澳門船務向澳門娛樂集團購入燃料 | | **78,531** | 80,490 |
| 澳門娛樂集團代本集團收取在澳門銷售船票及提供有關服務的收入 | | **234,571** | 285,017 |
| 就澳門船務業務向澳門娛樂集團償還的開支 | | **126,914** | 149,889 |
| 本集團管理澳門塔的成本和開支 | | **17,988** | 111,524 |
| 代澳門娛樂收取澳門塔之總經營收益 | | **13,757** | 44,624 |
| 收取澳門娛樂集團之船舶租金收益 | | **20,176** | 106,726 |
| 來自澳門娛樂的暫借款項 | | **62,697** | 19,584 |
| 與香港中國旅行社有限公司(香港中旅)之重大交易 | (ii) | | |
| 就出售船票而付予香港中旅的佣金 | | **22,170** | 25,243 |
| 香港中旅代本集團收取銷售船票及提供有關服務的淨收入 | | **110,578** | 138,880 |
| 信德船務有限公司(信德船務)、澳門娛樂及其聯營公司償還該等公司分享的資源及承擔的開支 | (i) | **41,191** | 37,709 |
| 付予一家附屬公司少數股東之利息支出 | | **18,832** | 52,349 |
| 付予一家聯營公司之保險費 | | **46,084** | 27,733 |
| 付予一家合營投資之建築成本 | | **257,861** | 405,022 |

附註：

(i) 本公司董事何鴻燊博士、鄭裕彤博士及何超瓊女士為澳門娛樂及信德船務之董事並擁有該兩間公司的實益權益。本公司董事何超鳳女士為信德船務之董事並擁有該公司的實益權益。本公司董事莫何婉穎女士為澳門娛樂之董事並擁有澳門娛樂及信德船務的實益權益。澳門娛樂及信德船務為本公司之主要股東。

(ii) 香港中旅為香港中旅國際投資有限公司之附屬公司。香港中旅國際投資有限公司為本集團一家附屬公司的少數股東。

b) 若干關連人士交易亦在第三十一頁至第三十五頁之董事會報告書的「關連交易」內披露。

c) 附屬公司、聯營公司、合營投資及少數股東之應收及應付款項於財務報表附註第十一項至第十三項及第二十二項內披露。

## 附註二十八　分類資料

### 業務分類

### 集團

### 2003

| | 船務<br>(港幣千元) | 地產<br>(港幣千元) | 酒店及消閒<br>(港幣千元) | 投資及其他<br>(港幣千元) | 各分類間之撤銷<br>(港幣千元) | 綜合<br>(港幣千元) |
|---|---|---|---|---|---|---|
| **營業額及收益** | | | | | | |
| 對外營業額 | 1,273,274 | 3,741,396 | 119,215 | 17,361 | – | 5,151,246 |
| 各分類間之營業額 | 11,204 | 1,884 | – | – | (13,088) | – |
| 其他收益 | 15,241 | 3,426 | 17,121 | 1,365 | – | 37,153 |
| | 1,299,719 | 3,746,706 | 136,336 | 18,726 | (13,088) | 5,188,399 |
| **分類業績** | 49,030 | 374,430 | 6,506 | 4,795 | – | 434,761 |
| 未分配收入 | | | | | | 22,199 |
| 未分配支出 | | | | | | (101,826) |
| 利息收入 | | | | | | 9,357 |
| 經營溢利 | | | | | | 364,491 |
| 融資成本 | | | | | | (39,994) |
| 投資虧損淨額 | | | | | | (38,272) |
| 所佔聯營公司業績 | – | 8,026 | 32,256 | 2,032 | – | 42,314 |
| 所佔共同控制企業業績 | (1,065) | 6,233 | (2,242) | (10,512) | – | (7,586) |
| 除稅前溢利 | | | | | | 320,953 |
| 稅項 | | | | | | (21,620) |
| 少數股東權益 | | | | | | 27,831 |
| 年內淨溢利 | | | | | | 327,164 |
| **資產** | | | | | | |
| 分類資產 | 1,705,214 | 8,043,209 | 653,737 | 928,472 | (2,305) | 11,328,327 |
| 聯營公司 | – | 266,240 | 320,636 | 2,369 | – | 589,245 |
| 合營投資 | 19,741 | 16,680 | 16,981 | 599 | – | 54,001 |
| 未分配資產 | | | | | | 935,234 |
| 總資產 | | | | | | 12,906,807 |
| **負債** | | | | | | |
| 分類負債 | 198,863 | 2,154,142 | 10,083 | 768 | (2,305) | 2,361,551 |
| 未分配負債 | | | | | | 2,767,151 |
| 總負債 | | | | | | 5,128,702 |
| **其他資料** | | | | | | |
| 資本性支出 | 25,808 | 83,313 | 2,521 | – | | |
| 折舊 | 138,117 | 3,709 | 5,206 | 2,995 | | |
| 商譽攤銷 | – | – | 1,140 | 2,046 | | |
| 重估投資物業價值盈餘 | – | 35,024 | – | – | | |

## 附註二十八　分類資料(續)

**業務分類(續)**

**集團**

2002(重新列賬)

| | 船務<br>(港幣千元) | 地產<br>(港幣千元) | 酒店及消閒<br>(港幣千元) | 投資及其他<br>(港幣千元) | 各分類間之撇銷<br>(港幣千元) | 綜合<br>(港幣千元) |
|---|---|---|---|---|---|---|
| **營業額及收益** | | | | | | |
| 對外營業額 | 1,413,834 | 3,491,302 | 83,710 | 25,842 | – | 5,014,688 |
| 各分類間之營業額 | 2,728 | 1,517 | – | – | (4,245) | – |
| 其他收益 | 34,848 | 8,097 | 1,336 | 36 | – | 44,317 |
| | 1,451,410 | 3,500,916 | 85,046 | 25,878 | (4,245) | 5,059,005 |
| **分類業績** | 192,192 | 391,207 | 5,865 | 21,223 | – | 610,487 |
| 未分配收入 | | | | | | 30,628 |
| 未分配支出 | | | | | | (86,472) |
| 利息收入 | | | | | | 20,649 |
| 經營溢利 | | | | | | 575,292 |
| 融資成本 | | | | | | (101,399) |
| 投資收益淨額 | | | | | | 71,521 |
| 所佔聯營公司業績 | – | 4,669 | 19,294 | (2,639) | – | 21,324 |
| 所佔共同控制企業業績 | – | 17,209 | (4,727) | (10,507) | – | 1,975 |
| 除税前溢利 | | | | | | 568,713 |
| 税項 | | | | | | (40,876) |
| 少數股東權益 | | | | | | (149,799) |
| 年內淨溢利 | | | | | | 378,038 |
| **資產** | | | | | | |
| 分類資產 | 1,669,278 | 10,805,568 | 608,562 | 998,233 | (50) | 14,081,591 |
| 聯營公司 | – | 587,883 | 347,846 | 3,246 | – | 938,975 |
| 合營投資 | 2,004 | 17,744 | 16,913 | 36,353 | – | 73,014 |
| 未分配資產 | | | | | | 276,091 |
| 總資產 | | | | | | 15,369,671 |
| **負債** | | | | | | |
| 分類負債 | 164,515 | 2,996,986 | 12,800 | 129 | (50) | 3,174,380 |
| 未分配負債 | | | | | | 4,553,686 |
| 總負債 | | | | | | 7,728,066 |
| **其他資料** | | | | | | |
| 資本性支出 | 24,385 | 532,187 | 503,178 | 132 | | |
| 折舊 | 140,366 | 4,768 | 6,677 | 184 | | |
| 商譽攤銷 | – | – | – | – | | |
| 重估投資物業價值虧損 | – | 35,024 | – | – | | |

## 附註二十八　分類資料(續)

**地區分類**

**集團**

**2003**

| | 香港<br>(港幣千元) | 澳門<br>(港幣千元) | 其他<br>(港幣千元) | 綜合<br>(港幣千元) |
|---|---|---|---|---|
| 營業額及收益 | **4,483,614** | **616,196** | **88,589** | **5,188,399** |
| 分類資產 | **10,161,191** | **2,199,889** | **545,727** | **12,906,807** |
| 資本性支出 | **109,337** | **2,507** | **68** | |
| 2002(重新列賬) | | | | |
| 營業額及收益 | 4,294,528 | 676,492 | 87,985 | 5,059,005 |
| 分類資產 | 11,904,158 | 2,525,417 | 940,096 | 15,369,671 |
| 資本性支出 | 206,696 | 507,739 | 345,687 | |

## 附註二十九　結算日後的重要事項

結算日起截至本年報之日期為止，合共面值13,660,000美元之有擔保可換股債券以每股2.33港元兌換價轉換為45,490,910股每股面值0.25港元之普通股股份。

## 附註三十　比較數字

若干比較數字已予重新分類，以符合本年度財務報表的編列方式。

## 附註三十一　賬表通過

本賬表經董事會於二零零四年四月二日通過。

| | 註冊地點／<br>主要經營地點 | 發行及已繳足<br>普通股本／<br>註冊資本／<br>(債務證券) | 集團所佔<br>股權百分比 | 主要業務 |
|---|---|---|---|---|
| **船務** | | | | |
| 遠東水翼船務有限公司 | 香港／<br>香港－澳門 | 2,000港元<br>5,000,000港元+ | 42.6 | 航運 |
| 海洋造船工程有限公司 | 香港 | 200港元<br>100,000港元+ | 42.6 | 建造及修理船舶 |
| 信德輪船有限公司 | 香港 | 2港元 | 100 | 投資控股 |
| Interdragon Ltd. | 英屬處女群島 | 10,000美元 | 60 | 投資控股 |
| 信德中旅船務管理有限公司 | 香港／<br>香港－澳門 | 200港元<br>1,000,000港元+ | 42.6 | 船務管理 |
| Glowfield Group Ltd. | 英屬處女群島 | 27美元 | 42.6 | 投資控股 |
| 信德中旅船務投資有限公司 | 英屬處女群島 | 10,000美元 | 42.6 | 投資控股 |
| 信德中旅輪船有限公司 | 英屬處女群島 | 2美元 | 42.6 | 投資控股 |
| 港澳飛翼船有限公司 | 香港／<br>香港－澳門 | 10,000,000港元 | 42.6 | 航運 |
| 華顯投資有限公司 | 香港／<br>香港－澳門 | 2港元<br>2港元+ | 42.6 | 航運 |
| Ravenser Enterprises Ltd. | 香港／<br>香港－澳門 | 20港元<br>1,000,000港元+ | 42.6 | 航運 |
| 大德興船務有限公司 | 香港／<br>香港－澳門 | 200港元<br>5,200,000港元+ | 42.6 | 航運 |

| | 註冊地點／主要經營地點 | 發行及已繳足普通股本／註冊資本／(債務證券) | 集團所佔股權百分比 | 主要業務 |
|---|---|---|---|---|
| **地產－香港** | | | | |
| Garraton Investment Ltd. | 香港 | 1,000港元 | 100 | 物業投資 |
| Goform Ltd. | 香港 | 2港元 | 100 | 物業投資 |
| 可時發展有限公司 | 香港 | 2港元 | 100 | 物業投資 |
| Iconic Palace Ltd. | 香港 | 20港元 | 100 | 物業投資及發展 |
| Bonsuric Co. Ltd. | 香港 | 2港元 | 100 | 物業發展 |
| 隆益投資有限公司 | 香港 | 100港元 | 51 | 物業投資及發展 |
| 信德發展有限公司 | 香港 | 27,840,000港元 | 100 | 投資控股 |
| Shun Tak Property Investment & Management Holdings Ltd. | 香港 | 2港元 | 100 | 物業投資及管理 |
| 怡輝信德建築聯營有限公司** | 香港 | 2港元^ | 50 | 物業建築工程 |
| **地產－澳門** | | | | |
| Eversun Co. Ltd. | 香港／澳門 | 200港元 | 100 | 物業投資 |
| 氹仔城市發展有限公司 | 澳門 | 澳門幣10,000,000元# | 25 | 物業投資及發展 |
| **地產－國內** | | | | |
| 信德文化廣場有限公司 | 香港 | 10港元 | 60 | 投資控股 |
| 廣州信德房地產有限公司** | 中國 | 130,000,000港元@ | 60 | 物業投資及發展 |

| | 註冊地點／<br>主要經營地點 | 發行及已繳足<br>普通股本／<br>註冊資本／<br>(債務證券) | 集團所佔<br>股權百分比 | 主要業務 |
|---|---|---|---|---|
| **酒店及消閒** | | | | |
| Shun Tak, Serviços Recreativos, S.A. | 澳門 | 澳門幣<br>1,000,000元 | 80 | 物業控股 |
| Excelsior-Hoteis e Investimentos, Limitada** | 澳門 | 澳門幣<br>20,000,000元# | 50 | 經營酒店 |
| Florinda Hotel International Ltd. | 英屬處女群島／<br>澳門 | 1美元 | 100 | 酒店管理 |
| 海島旅遊發展有限公司 | 澳門 | 澳門幣<br>200,000,000元# | 35 | 酒店及高爾夫球<br>會所業務 |
| **財務** | | | | |
| 信德財務有限公司 | 香港 | 2港元 | 100 | 財務管理 |
| Shun Tak Finance (Overseas) Ltd. | 澤西 | 12美元<br>26,360美元* | 100<br>100 | 財務管理 |
| Shun Tak Finance International Ltd. | 英屬處女群島 | 1美元<br>(38,250,000美元) | 100 | 財務管理 |
| **其他** | | | | |
| 信德科技投資有限公司 | 香港 | 2港元 | 100 | 投資控股 |

上表所列乃董事認為對本集團之業績及資產淨值有相當影響之主要附屬公司、聯營公司及合營投資。以董事之意見，若將全部附屬公司、聯營公司及合營投資之詳細資料列出，則會過於冗長。

除信德輪船有限公司、信德發展有限公司、Shun Tak Property Investment & Management Holdings Ltd. 及信德科技投資有限公司為本公司直接擁有的全資附屬公司外，其他附屬公司、聯營公司及合營投資均為間接擁有。

+ *沒有投票權之遞延權益股*
* *可贖回優先股*
@ *註冊資本*
# *聯營公司*
^ *合營投資*
** *非由屈洪疇會計師事務所有限公司審核之公司*

| | 2003<br>（港幣百萬元） | 2002<br>（港幣百萬元） | 2001<br>（港幣百萬元） | 2000<br>（港幣百萬元） | 1999<br>（港幣百萬元） |
|---|---|---|---|---|---|
| **綜合損益表** | | | | | |
| 營業額 | **5,151** | 5,015 | 5,339 | 3,238 | 2,848 |
| 股東應佔溢利 | **327** | 378 | 276 | 247 | 242 |
| 股息總額 | **97** | 148 | 78 | 78 | 92 |
| **綜合資產負債表** | | | | | |
| 固定資產 | **4,289** | 4,297 | 3,451 | 3,280 | 3,028 |
| 聯營公司 | **589** | 939 | 1,024 | 1,105 | 1,098 |
| 合營投資 | **54** | 73 | 423 | 369 | 481 |
| 投資 | **874** | 995 | 483 | 437 | 366 |
| 商譽 | **39** | – | – | – | – |
| 應收按揭貸款 | **1,626** | 1,556 | 652 | 30 | 30 |
| 遞延稅項資產 | **7** | 12 | – | – | – |
| 流動資產淨值 | **4,133** | 5,322 | 8,567 | 11,215 | 10,392 |
| 資金運用 | **11,611** | 13,194 | 14,600 | 16,436 | 15,395 |
| 股本 | **486** | 486 | 389 | 389 | 385 |
| 儲備 | **5,875** | 5,698 | 5,226 | 5,018 | 4,836 |
| 擬派股息 | **68** | 68 | 47 | 47 | 77 |
| 股東權益 | **6,429** | 6,252 | 5,662 | 5,454 | 5,298 |
| 少數股東權益及貸款 | **3,958** | 4,640 | 5,233 | 4,589 | 4,148 |
| 長期借貸 | **1,164** | 2,177 | 3,560 | 6,277 | 5,860 |
| 贖回有擔保可換股債券之溢價準備 | **–** | 69 | 86 | 51 | 15 |
| 遞延稅項負債 | **60** | 56 | 59 | 65 | 74 |
| 運用之資金 | **11,611** | 13,194 | 14,600 | 16,436 | 15,395 |
| 發行及已繳足股份數目（百萬股） | **1,942** | 1,942 | 1,554 | 1,554 | 1,538 |

*發行及已繳足股份數目乃根據結算日已發行股份釐定。*

*只有二零零二年的比較數字因遵照經修訂會計實務準則第十二條而重新列賬。*

| | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| **業績數據** | | | | | |
| 每股盈利(港仙) | | | | | |
| 一基本 | **16.8** | 20.5 | 16.5 | 14.8 | 14.7 |
| 一攤薄後 | **16.7** | 20.5 | 不適用 | 不適用 | 不適用 |
| 每股股息(港仙) | | | | | |
| 一中期 | **1.5** | 3.5 | 2.0 | 2.0 | 1.0 |
| 一末期 | **3.5** | 3.5 | 3.0 | 3.0 | 5.0 |
| 盈利派息比率 | **3.4** | 2.9 | 3.3 | 3.0 | 2.5 |
| 流動資產與流動負債比率 | **4.2** | 3.4 | 7.5 | 13.1 | 7.7 |
| 資本與負債比率(%) | **–** | 25.6 | 61.7 | 104.2 | 103.8 |
| 股東權益回報率(%) | **5.1** | 6.0 | 4.9 | 4.5 | 4.6 |
| 資金運用回報率(%) | **2.8** | 2.9 | 1.9 | 1.5 | 1.6 |
| 每股資產淨值(港元) | **3.3** | 3.2 | 3.6 | 3.5 | 3.4 |

*資本與負債比率即淨借貸與股東權益之比例。*

| **各部門職員** | | | | | |
|---|---|---|---|---|---|
| 總公司 | **129** | 123 | 128 | 114 | 103 |
| 船務 | **1,654** | 1,701 | 1,756 | 1,770 | 1,737 |
| 地產 | **263** | 170 | 125 | 31 | 31 |
| 酒店及消閒 | **63** | 99 | 92 | 129 | 159 |

**茲通告**信德集團有限公司訂於二零零四年六月三日(星期四)下午二時三十分假座香港中環干諾道中200號信德中心招商局大廈一樓澳門賽馬會會所黃金閣召開股東週年常會，商議下列事項：

一. 省覽及通過截至二零零三年十二月三十一日止財政年度經審核之財政報告、董事會報告及核數師報告。

二. 宣派末期股息。

三. 選舉董事並釐定董事酬金。

四. 聘請核數師並釐定其酬金。

五. 作為特別事項考慮，及如認為適當，通過下列決議案為普通決議案：

**普通決議案**

「**動議**：

(甲) 在本決議案(乙)段之限制下，批准一般性及無條件授權本公司董事會在有關期間內行使權力以購回本公司股份；

(乙) 本公司根據本決議案(甲)段之批准按香港公司股份購回守則在香港聯合交易所有限公司或由證券及期貨事務監察委員會及香港聯合交易所有限公司就購回股份而認可之任何其他證券交易所購回之股份面值總額不得超過本決議案獲通過當日本公司已發行股本面值總額之百分之十，而上述之批准亦須受此限制；

(丙) 就本決議案而言：

「有關期間」指由本決議案通過之日至下列三者之較早日期之期間：

i. 本公司下次股東週年常會散會時；

ii. 依照公司條例規定本公司下次股東週年常會須予召開之期限屆滿時；及

iii. 本公司股東在股東常會上以普通決議案撤回或更改本決議案所授予之權力。」

六. 作為特別事項考慮，及如認為適當，通過下列決議案為普通決議案：

## 普通決議案

「(一) **動議**：

(甲) 在本決議案(丙)段之限制下，根據公司條例第57B條，批准一般性及無條件授權本公司董事會在有關期間內行使本公司之權力以便配發、發行及處置本公司股本中之額外股份，並作出或授予可能需要行使該項權力之售股建議、協議及期權(包括附有權利認購或轉換為本公司股份之認股權證、債券、債權證、票據及其他證券)；

(乙) 本決議案(甲)段之批准授權本公司董事會在有關期間作出或授予可能須於有關期間以後行使該項權力之售股建議、協議及期權(包括附有權利認購或轉換為本公司股份之認股權證、債券、債權證、票據及其他證券)；

(丙) 本公司董事會依據本決議案(甲)段批准配發或同意有條件或無條件配發(不論是否依據行使期權而配發者)之股本面值總額，惟不包括(i)供股、(ii)根據行使由本公司發行附有權利認購或可轉換為本公司股份之任何現有認股權證、債券、債權證、票據及其他證券之認購

權或換股權、(iii)當時或將獲採納授予或發行本公司股份或購買本公司股份之權利之任何購股權計劃或類似安排或(iv)任何根據本公司組織章程細則而作出以配發股份代替本公司派發之全部或部份股息之以股代息計劃或類似安排，不得超過下列各項之總額：

(aa) 本決議案通過當日本公司已發行股本面值總額之百分之二十，另加；

(bb) (倘本公司董事會獲本公司股東另行通過普通決議案授權)在本決議案獲通過後本公司購回之本公司股本面值(最高以本決議案通過當日本公司已發行股本面值總額之百分之十為限)，而上述之批准亦須受此限制；

(丁) 就本決議案而言：

「有關期間」指由本決議案通過之日至下列三者之較早日期之期間：

i. 本公司下次股東週年常會散會時；

ii. 依照公司條例規定本公司下次股東週年常會須予召開之期限屆滿時；及

iii. 本公司股東在股東常會上以普通決議案撤回或更改本決議案所授予之權力；及

「供股」指本公司董事會於其所訂定之期間內向於其一指定記錄日期已名列本公司股東名冊之股份持有人(及，如適用，向本公司其他證券之合資格持有人)，按彼等當時持有該等本公司股份(或，如適用，該等其他證券)之比例向彼等配股或發行有權認購本公司股份之期權、認股權證或其他證券(惟在所有情況下本公司董事會有權就零碎配額，或經考慮適用於本公司任何地域之法律之任何限制或責任或任何認可監管機構或證券交易所之規定後，作出其認為必須或權宜之豁免或其他安排)。」

「(二) **動議**批准授予本公司董事會行使本會議通告第六項所載第(一)項決議案(甲)段所述之本公司權力並就該決議案(丙)段之中(bb)分段所述之本公司股本事宜而行使該權力。」。



承董事會命

**蘇樹輝**

*公司秘書*

香港，二零零四年四月二日

*註冊辦事處：*

香港中環干諾道中200號

信德中心西座39字頂樓

附註：

一. 凡有權出席上述通告召開常會及投票之本公司股東，均有權委任一位或兩位代表出席及於投票表決時代其投票，受委代表毋須為本公司股東。

二. 代表委任表格連同授權簽署該表格之授權書或其他授權文件(指如有而言)或由公證人簽署證明之該授權書或授權文件副本，最遲須於常會或其續會召開時間四十八小時前送回本公司註冊辦事處，方為有效。

三. 本公司將由二零零四年五月三十一日(星期一)至二零零四年六月三日(星期四)，首尾兩天包括在內，暫停辦理股份過戶登記手續；在該段其間內，所有轉讓均不被接納。為確定有權享有末期股息之資格，所有轉讓文件連同有關之股票最遲須於二零零四年五月二十八日(星期五)下午四時前送達本公司股份過戶登記處，地址為香港皇后大道東183號合和中心19樓1901至1905室香港中央證券登記有限公司。

四. 關於上述第五項議程，董事會特請股東注意一份將連同二零零三年年報一併寄予各股東之通函，該份通函將列出香港聯合交易所有限公司上市規則有關購回股份之重要條款。股東授予董事會購回股份之一般性授權於即將舉行之股東週年常會屆滿，因此，現尋求予以延續該項一般性授權。

五. 關於上述第六項議程，董事會特表明現時並無計劃發行本公司任何額外新股(依據第(一)項決議案(丙)段所載第(ii)、(iii)或(iv)項議程而配發者除外)。股東授予董事會發行股份之一般性授權於即將舉行之股東週年常會屆滿，因此，現尋求予以延續該項一般性授權。

**SHUN TAK HOLDINGS LIMITED**

Penthouse, 39th Floor, West Tower
Shun Tak Centre, 200 Connaught Road Central
Hong Kong

**信德集團有限公司**

香港中環干諾道中二百號信德中心西座三十九字頂樓